                                                Filed Pursuant to Rule 424(b)(1)
                                                     Registration Nos. 333-89481
                                                                    333-89481-01

                      1,200,000 TRUST PREFERRED SECURITIES

                           PROSPERITY CAPITAL TRUST I

                  9.60% CUMULATIVE TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $10 PER TRUST PREFERRED SECURITY)
              FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED BY

                       [PROSPERITY BANCSHARES, INC. LOGO]

     The trust preferred securities represent undivided beneficial interests in the assets of Prosperity Capital Trust I. The trust will invest the proceeds of this offering of trust preferred securities in the 9.60% junior subordinated debentures of Prosperity Bancshares, Inc.

     For each of the trust preferred securities that you own, you are entitled to receive cumulative cash distributions at an annual rate of 9.60% on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2000, from payments on the debentures. Payment of distributions may be deferred at any time for up to 20 consecutive quarters. The trust preferred securities are effectively subordinated to all senior and subordinated indebtedness of Prosperity Bancshares, Inc. and its subsidiaries. The debentures mature and the trust preferred securities must be redeemed on November 17, 2029. The trust may redeem the trust preferred securities, at a redemption price of $10 per trust preferred security plus accumulated and unpaid distributions, at any time on or after November 17, 2004, or earlier under certain circumstances.

     The trust preferred securities have been approved for listing on the Nasdaq National Market under the trading symbol "PRSPP."

     WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8, WHERE WE DESCRIBE SPECIFIC RISKS RELATED TO AN INVESTMENT IN THE TRUST PREFERRED SECURITIES AND RISKS RELATING TO PROSPERITY BANCSHARES, INC., ALONG WITH THE REMAINDER OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                              PER TRUST
                                                              PREFERRED
                                                              SECURITY       TOTAL
                                                              ---------   -----------
Public offering price.......................................   $10.00     $12,000,000
Underwriting fees to be paid by Prosperity Bancshares,
  Inc.......................................................   $0.375     $   450,000
Proceeds to the trust.......................................   $10.00     $12,000,000

     The underwriters have entered into a firm commitment underwriting agreement with Prosperity Bancshares, Inc. and Prosperity Capital Trust I, which means that all of the trust preferred securities will be purchased by the underwriters, if any are.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         HOWE BARNES INVESTMENTS, INC.
November 12, 1999

                    [Insert Map of banking center locations]

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Summary...................................    1
Summary Consolidated Financial Data.......    6
Risk Factors..............................    8
Forward-Looking Information...............   15
Use of Proceeds...........................   16
Accounting Treatment......................   16
Capitalization............................   17
Pro Forma Combined Financial Statements...   18
Selected Consolidated Financial Data......   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   24
Business..................................   53
Management................................   58
Interests of Management and Others in
  Certain Transactions....................   62
Beneficial Ownership of Common Stock by
  Management and Principal Shareholders...   63

                                            PAGE
                                            ----
Supervision and Regulation................   64
Description of the Trust..................   71
Description of the Trust Preferred
  Securities..............................   72
Description of the Debentures.............   83
Book-Entry Issuance.......................   91
Description of the Guarantee..............   93
Relationship Among the Trust Preferred
  Securities, the Debentures and the
  Guarantee...............................   95
Federal Income Tax Consequences...........   97
ERISA Considerations......................  100
Underwriting..............................  101
Legal Matters.............................  102
Experts...................................  102
Where You Can Find Information............  103
Index to Financial Statements.............  F-1

     You should rely on the information contained in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriters are not, making an offer to sell these securities in any jurisdictions where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

                                    SUMMARY

     The items in the following summary are described in more detail later in this prospectus. Therefore, you should also read the more detailed information set forth in this prospectus and in our financial statements. Unless otherwise indicated, all share and per share information has been adjusted to give effect to a four-for-one common stock split effective as of September 10, 1998.

                          PROSPERITY BANCSHARES, INC.

     We are a bank holding company headquartered in Houston, Texas. We conduct business through our subsidiary First Prosperity Bank. As a result of our October 1, 1999 acquisition of South Texas Bancshares, Inc., we have 15 full-service banking centers located throughout the greater Houston metropolitan area and nine contiguous counties situated south and southwest of Houston.

     On November 12, 1998, we became a publicly traded company when we issued 1,182,517 shares of our common stock in an initial public offering in which we raised $12.8 million. Our common stock is listed on the Nasdaq National Market under the symbol "PRSP."

     We operate under a community banking philosophy. We seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. We offer our customers, primarily consumers and small and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to the specific needs of customers in a given market. As a result of our most recent acquisition, we can now provide trust services to our customers, and we intend to offer these services in the future at all of our banking centers.

     We began operations in 1983 as a vehicle to acquire the former Allied Bank in Edna, which was chartered in 1949, and have grown through a combination of internal growth, the acquisition of existing community banks and branches and the opening of new banking centers. As a result of these additions and internal growth, our assets have increased from $79.4 million at the end of 1989 to $442.8 million at June 30, 1999 and our deposits have increased from $70.3 million to $398.4 million in that same period.

     Along with steady asset growth, our financial performance has been characterized by consistent core earnings and strong asset quality. Our low cost of funds and stringent cost controls have enabled our net income to grow at a compounded annual rate of 45.1% since 1989. At the same time, we have maintained high asset quality as characterized by our 0.07% ratio of nonperforming assets to total loans and other real estate owned at June 30, 1999.

     Our primary market area consists of the communities served by our three locations in the greater Houston metropolitan area and 12 locations in nine contiguous counties extending to the south and southwest of Houston. Texas Highway 59 (scheduled to become Interstate Highway 69), which serves as the primary "NAFTA Highway" linking the interior United States and Mexico, runs directly through the center of our market area. The increased traffic along this NAFTA Highway has enhanced economic activity in our market area and created opportunities for growth. The diverse nature of the local economies provides us with a varied customer base and allows us to spread our lending risks throughout a number of different industries.

     Management believes that, as one of the few publicly traded mid-sized financial institutions that combines responsive community banking with the variety of products and services of a regional bank holding company, we have a competitive advantage in our market area and excellent growth opportunities through acquisitions, new branch locations and additional business development.

     Our executive offices are located at 3040 Post Oak Boulevard, Houston, Texas 77056 and our telephone number is (713) 993-0002.

BUSINESS STRATEGY

     Our business strategy primarily focuses on the following:

     - Continue community banking emphasis

     - Expand market share through internal growth and a disciplined acquisition strategy

     - Increase loan volume and diversify loan portfolio

     - Enhance cross-selling through the use of incentives and technology

     - Continue strict focus on efficiency

     - Maintain strong asset quality

RECENT DEVELOPMENTS

     On October 1, 1999, we acquired all of the outstanding shares of South Texas Bancshares. In connection with the acquisition, The Commercial National Bank of Beeville, a wholly-owned subsidiary of South Texas Bancshares, was merged into the bank. This acquisition provides us with a presence in South Texas through the addition of banking centers in the towns of Beeville, Mathis and Goliad. We believe that this acquisition will not only expand our market presence and market share in South Texas, but also enable us to achieve certain cost efficiencies and savings and provide trust services to our customers. At June 30, 1999, South Texas Bancshares had total assets of $135.8 million, total deposits of $119.0 million and total loans (net of unearned discount and allowance for loan losses) of $34.5 million.

     Total loans at September 30, 1999 were $197.5 million compared with total loans of $147.7 million at September 30, 1998, an increase of $49.8 million or 33.7%. Total assets were $444.4 million at September 30, 1999 compared with $336.4 million at September 30, 1998, an increase of $107.9 million or 32.1%. The allowance for credit losses at September 30, 1999 was $2.1 million or 1.05% of total loans compared with $1.2 million or 0.79% of total loans at September 30, 1998. The $900,000 increase was primarily due to a $660,000 allowance for credit losses acquired in connection with our acquisition of Union State Bank in East Bernard, Texas in October of 1998 and our monthly provision for credit losses, made in accordance with our methodology of evaluating estimated losses in the loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Allowance for Credit Losses." Shareholders' equity increased from $27.8 million at September 30, 1998 to $42.9 million at September 30, 1999, an increase of $15.1 million or 54.4%, primarily due to the $12.8 million raised in our initial public offering. We had no nonperforming loans at September 30, 1999 or 1998.

     Net income for the three months ended September 30, 1999 was $1.6 million compared with $1.1 million for the three months ended September 30, 1998, an increase of $505,000 or 46.8%. Diluted earnings per share increased $0.03 or 11.5% to $0.29 for the three months ended September 30, 1999 compared with $0.26 for the three months ended September 30, 1998. Return on average assets for the three months ended September 30, 1999 was 1.42% compared with 1.28% for the three months ended September 30, 1998, while return on average equity was 14.79% for the three months ended September 30, 1999 compared with 15.77% for the same period in 1998.

     Net income for the nine months ended September 30, 1999 was $4.5 million compared with $3.1 million for the first nine months of 1998, an increase of $1.4 million or 44.1%. Diluted earnings per share increased $0.07 or 9.1% to $0.84 for the nine months ended September 30, 1999 compared with $0.77 for the same period in 1998. The increase in net income for both the three month and nine month periods ended September 30, 1999 was primarily the result of an increase in net interest income resulting from growth in loans. Return on average assets for the nine months ended September 30, 1999 and 1998 was 1.34% and 1.26%, respectively, while the return on average equity for the same periods was 14.30% and 15.87%, respectively. The decrease in return on average equity was expected and is due to the

$12.8 million increase in equity in the fourth quarter of 1998 resulting from the proceeds of our initial public offering.

                           PROSPERITY CAPITAL TRUST I

     The trust, which is the issuer of the trust preferred securities, is a Delaware business trust. Upon issuance of the trust preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding trust preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists for the sole purposes of:

     - issuing the trust preferred securities to the public for cash;

     - issuing the common securities to us;

     - investing the proceeds from the sale of the trust preferred and common securities in an equivalent amount of 9.60% junior subordinated debentures due November 17, 2029 issued by us; and

     - engaging in other activities that are incidental to those listed above.

     The trust's address is 3040 Post Oak Boulevard, Houston, Texas 77056 and its telephone number is (713) 993-0002.

                                  THE OFFERING

Trust preferred securities
issuer.....................  Prosperity Capital Trust I

Securities that are being
offered....................  The trust is offering 1,200,000 trust preferred securities, which represent undivided beneficial interests in the assets of the trust. Those assets will consist solely of the debentures and interest paid on the debentures.

                             The trust will sell the trust preferred securities to the public for cash. The trust will use that cash to buy debentures from us.

Offering price.............  $10 per trust preferred security.

Payment of distributions...  If you purchase the trust preferred securities, you are entitled to receive cumulative cash
                             distributions at a 9.60% annual rate. Distributions will accumulate from the date the trust issues the trust preferred securities and will be paid quarterly on March 31, June 30, September 30 and December 31 of each year beginning March 31, 2000. The record date for distributions on the trust preferred securities will be the business day prior to the distribution date. Please note that the trust may defer the payment of cash distributions, as more fully described below.

We have the option to defer
the interest payments......  The trust will rely solely on payments made by us on the debentures to pay distributions on the trust preferred securities. So long as no event of default under the indenture has occurred and is continuing, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond November 17, 2029. If we defer interest payments on the debentures:

                             - the trust will also defer distributions on the
                               trust preferred securities;

                             - distributions you are entitled to will
                               accumulate; and

                             - these accumulated distributions will accumulate
                               additional distributions at an annual rate of 9.60% compounded quarterly.

                             At the end of any deferral period, we will pay to the trust all accrued and unpaid amounts on the debentures. The trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
  distributions on the
  trust preferred
  securities are
  deferred.................  If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for United States federal income tax purposes in advance of receiving these amounts for as long as the debentures remain outstanding, even if you are a cash basis taxpayer.

Maturity...................  The debentures will mature and the trust preferred securities must be redeemed on November 17, 2029. We have the option, however, to shorten the maturity date to a date not earlier than November 17, 2004. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required.

Redemption of the trust
preferred securities is
  possible.................  The trust must redeem the trust preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures. We may redeem all or part of the debentures on or after November 17, 2004. In addition, we may redeem, at any time, all of the debentures if:

                             - the interest we pay on the debentures is no
                               longer deductible by us for federal tax purposes or the trust becomes subject to federal income tax;

                             - there is a change in the Investment Company Act
                               of 1940 that requires the trust to register under that law; or

                             - there is a change in the capital adequacy
                               guidelines of the Federal Reserve that results in the trust preferred securities not being counted as Tier 1 capital.

                             Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if required. If the trust preferred securities are redeemed by the trust, you will receive the liquidation amount of $10 per trust preferred security plus any accumulated and unpaid distributions to the date of redemption.

How the securities will
rank in right of payment...  Our obligations under the trust preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                             - the trust preferred securities will rank equally
                               with the common securities of the trust. The trust will pay distributions on the trust preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities will be paid until all accumulated and unpaid distributions on the trust preferred securities have been paid;

                             - our obligations under the debentures and the
                               guarantee will rank junior in priority to our existing and future senior and other subordinated indebtedness; and

                             - because we are a holding company, the debentures
                               and the guarantee will effectively be
                               subordinated to all existing and future
                               liabilities of our subsidiaries.

We may distribute the
  debentures directly to
  you......................  We may, at any time, dissolve the trust and distribute the debentures to you in exchange for your trust preferred securities, subject to the prior approval of the Federal Reserve, if required. If we distribute the debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

Our guarantee of payment...  We guarantee that the trust will use its assets to pay the distributions on the trust preferred securities. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. In this event, your remedy is to initiate a legal proceeding directly against us for enforcement of payments under the debentures.

Voting rights of the trust
  preferred securities.....  Except in limited circumstances, holders of the trust preferred securities will have no voting rights.

Nasdaq National Market
  symbol...................  "PRSPP"

Book-entry.................  The trust preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York or its nominee. This means that you will not receive a certificate for the trust preferred securities.

Use of proceeds............  We plan to use the net proceeds from the sale of the trust preferred securities for general corporate purposes, including investments in and extensions of credit to the bank, possible new branch openings and possible acquisitions of financial institutions or branches of financial institutions.

                                  RISK FACTORS

     Before purchasing the trust preferred securities offered by this prospectus, you should carefully consider the "Risk Factors" beginning on page 8.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     We are providing the following financial information to aid you in your financial analysis of us and our ability to pay the principal and interest on the debentures. This information is only a summary and you should read it in conjunction with our consolidated financial statements and notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                 JUNE 30,              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1999       1998       1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------
                                                (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income...........................  $ 14,553   $ 10,836   $ 23,422   $ 19,970   $ 16,841   $ 14,738   $ 12,644
Interest expense..........................     6,130      4,716     10,128      9,060      7,923      6,904      5,363
                                            --------   --------   --------   --------   --------   --------   --------
  Net interest income.....................     8,423      6,120     13,294     10,910      8,918      7,834      7,281
Provision for credit losses...............       130        145        239        190        230        175        188
                                            --------   --------   --------   --------   --------   --------   --------
  Net interest income after provision for
    credit losses.........................     8,293      5,975     13,055     10,720      8,688      7,659      7,093
Noninterest income........................     1,446      1,273      2,492      2,264      1,897      1,489      1,500
Noninterest expense.......................     5,435      4,252      9,058      7,836      6,634      6,046      6,021
                                            --------   --------   --------   --------   --------   --------   --------
  Income before taxes.....................     4,304      2,996      6,489      5,148      3,951      3,102      2,572
Provision for income taxes................     1,367        939      2,029      1,586      1,240        781        609
                                            --------   --------   --------   --------   --------   --------   --------
  Net income..............................  $  2,937   $  2,057   $  4,460   $  3,562   $  2,711   $  2,321   $  1,963
                                            ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA(1):
Basic earnings per share..................  $   0.57   $   0.52   $   1.08   $   0.94   $   0.77   $   0.66   $   0.56
Diluted earnings per share................      0.55       0.50       1.04       0.92       0.76       0.66       0.56
Book value per share......................      8.13       6.64       8.01       6.22       5.36       4.68       3.81
Tangible book value per share(2)..........      6.33       5.22       6.14       4.81       4.21       3.95       3.02
Cash dividends declared per share.........      0.10       0.10       0.20       0.15       0.10       0.10       0.07
Dividend payout ratio.....................     17.67%     19.40%     23.70%     16.11%     12.95%     15.12%     13.42%
Weighted average shares outstanding
  (basic) (in thousands)..................     5,177      3,990      4,116      3,778      3,513      3,514      3,514
Weighted average shares outstanding
  (diluted) (in thousands)................     5,377      4,080      4,309      3,864      3,560      3,523      3,514
Shares outstanding at end of period (in
  thousands)..............................     5,195      3,990      5,173      3,990      3,510      3,514      3,514
BALANCE SHEET DATA (AT PERIOD END):
Total assets..............................  $442,774   $335,422   $436,312   $320,143   $293,988   $233,492   $224,022
Securities................................   221,681    158,685    227,744    167,868    147,564    117,505    121,912
Loans.....................................   188,034    141,080    170,478    120,578    113,382     88,797     76,543
Allowance for credit losses...............     2,013      1,114      1,850      1,016        923        753        588
Total deposits............................   398,379    307,815    390,659    291,516    270,866    214,534    207,543
Borrowings and notes payable..............       570         --      2,437      2,800      3,267      1,517      2,275
Total shareholders' equity................    42,228     26,478     41,435     24,818     18,833     16,458     13,374
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios and Other Data:
Return on average assets..................      1.29%      1.25%      1.26%      1.17%      1.05%      1.03%      0.92%
Return on average equity..................     13.94      15.99      15.97      16.32      15.36      15.56      14.97
Net interest margin(3)....................      4.09       4.14       4.13       4.02       3.91       3.96       3.91
Efficiency ratio(4).......................     55.07      57.53      57.38      59.48      61.34      64.85      68.56
Number of banking centers.................        12         11         12         11         10          9          9

                                                  (Table continued on next page)

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                 JUNE 30,              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1999       1998       1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------
                                                (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Asset Quality Ratios(5):
Nonperforming assets to total loans and
  other real estate.......................      0.07%      0.00%      0.08%      0.00%      0.00%      0.00%      0.02%
Net loan (recoveries) charge-offs to
  average loans...........................     (0.02)      0.04       0.05       0.08       0.06       0.01       0.48
Allowance for credit losses to total
  loans...................................      1.07       0.79       1.09       0.84       0.81       0.85       0.77
Allowance for credit losses to
  nonperforming loans(6)..................        --         --         --         --         --         --         --
Ratio of Earnings to Fixed Charges(7):
Excluding deposit interest................    102.67x     30.66x     33.55x     20.38x     16.02x     15.43x     12.25x
Including deposit interest................      1.70       1.63       1.64       1.56       1.49       1.45       1.47
Capital Ratios(8):
Leverage ratio............................      7.69%      6.25%      7.58%      6.30%      5.45%      6.05%      5.39%
Average shareholders' equity to average
  total assets............................      9.23       7.79       7.87       7.18       6.86       6.64       6.12
Tier 1 risk-based capital ratio...........     18.09      14.32      18.02      14.94      13.11      14.99      13.75
Total risk-based capital ratio............     19.16      15.08      19.08      15.73      13.89      15.79      14.37

---------------------

(1) Adjusted for a four-for-one stock split effective September 10, 1998.

(2) Calculated by dividing total assets, less total liabilities and goodwill, by shares outstanding at end of period.

(3) Calculated on a tax-equivalent basis using a 34% federal income tax rate.

(4) Calculated by dividing total noninterest expense, excluding securities losses, by net interest income plus noninterest income.

(5) At period end, except for net loan charge-offs to average loans, which is for periods ended at such dates.

(6) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans. We had no significant nonperforming loans at any of the dates indicated.

(7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus interest and one-third of rental expense. Fixed charges, excluding interest on deposits, consist of interest on indebtedness and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

(8) At period end, except for average shareholders' equity to average total assets, which is for periods ended at such dates.

                                  RISK FACTORS

     An investment in the trust preferred securities involves a number of risks. You should carefully read and consider the following factors in evaluating us, our business and the trust, in addition to the other information in this prospectus, before you purchase the trust preferred securities offered by this prospectus.

     Because the trust will rely on the payments it receives on the debentures to fund all payments on the trust preferred securities, and because the trust may distribute the debentures in exchange for the trust preferred securities, you are making an investment decision that relates to the debentures as well as the trust preferred securities. You should carefully review the information in this prospectus about the trust preferred securities, the debentures and the guarantee.

       RISKS RELATED TO AN INVESTMENT IN THESE TRUST PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS ON THE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS AND THE GUARANTEE WILL NOT APPLY

     The trust will depend solely on our payments on the debentures to pay distributions and the liquidation amount on the trust preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the trust preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the trust preferred securities. Instead, you or the property trustee will have to initiate a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures. See "Description of the Guarantee."

IF THE BANK IS UNABLE TO PAY SUFFICIENT DIVIDENDS TO US, THEN WE LIKELY WILL BE UNABLE TO MAKE PAYMENTS ON THE DEBENTURES, THEREBY LEAVING INSUFFICIENT FUNDS FOR THE TRUST TO MAKE PAYMENTS TO YOU ON THE TRUST PREFERRED SECURITIES

     We are a holding company and substantially all of our assets are held by our subsidiary bank. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the holding company and dividends from the bank. Dividend payments from the bank are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over the bank. The ability of the bank to pay dividends is also subject to its profitability, financial condition and capital expenditures and other cash flow requirements. We cannot assure you that the bank will be able to pay dividends in the future.

THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN OUR OTHER INDEBTEDNESS, AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF THE BANK

     Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness and senior to our capital stock. At June 30, 1999, we had approximately $570,000 of senior and subordinated indebtedness. However, we expect from time to time to incur additional indebtedness. The issuance of the debentures and the trust preferred securities does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior or equal in priority of payment to the debentures or the guarantee.

     Because we are a holding company, the creditors of the bank will also have priority over you in any distribution of assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of the bank, and you should look only to our assets for payments on the trust preferred securities and the debentures. See "Description of the Debentures -- Subordination."

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS, WHICH WOULD CAUSE DISTRIBUTIONS ON THE TRUST PREFERRED SECURITIES TO BE DEFERRED ALTHOUGH YOU WOULD STILL HAVE TO DECLARE THESE AMOUNTS AS INCOME FOR TAX PURPOSES

     We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the trust preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

     You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the trust preferred securities before the end of any deferral period. During a deferral period, accumulated but unpaid distributions will increase your tax basis in the trust preferred securities. If you sell the trust preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

     We do not currently intend to exercise our right to defer interest payments on the debentures. However, if we exercise our right in the future, the market price of the trust preferred securities is likely to fall. The trust preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the trust preferred securities during an interest deferral period, you may not receive the same return on investment as someone who continues to hold the trust preferred securities. Due to our right to defer interest payments, the market price of the trust preferred securities may be more volatile than the market prices of other securities without the deferral feature. See "Description of the Trust Preferred Securities -- Distributions -- Extension Period."

WE MAY REDEEM THE DEBENTURES BEFORE NOVEMBER 17, 2029

     Under the following circumstances, and subject to Federal Reserve approval, if required, we may redeem the debentures before their stated maturity:

     - in whole or in part, at any time on or after November 17, 2004; or

     - in whole, but not in part, within 90 days after certain occurrences at any time during the life of the trust. These occurrences include adverse tax, Investment Company Act or bank regulatory developments.

     You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem trust preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the trust preferred securities. See "Description of the Trust Preferred
Securities -- Redemption or Exchange."

YOU ARE ALSO MAKING AN INVESTMENT DECISION CONCERNING THE DEBENTURES

     Subject to the terms of the trust agreement, the trustees may distribute the debentures to the trust preferred securities holders in exchange for their trust preferred securities. Because you may receive debentures, you are also, in effect, making an investment decision with regard to the debentures. You should carefully review all of the information regarding the debentures contained in this prospectus.

     We cannot predict the market prices for the debentures that may be distributed. Accordingly, the debentures that you receive upon a distribution, or the trust preferred securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the trust preferred securities. Although we have agreed to use our best efforts to list the debentures on a national securities exchange or comparable automated quotation system if this occurs, there can be no assurance that the debentures will be approved for listing or that a liquid trading market will exist for the debentures. This could also have a negative impact on their trading price. See "Description of the Trust Preferred Securities -- Liquidation Distribution Upon Termination."

     Under current federal income tax law and interpretations, a distribution of the debentures should not be a taxable event to holders of the trust preferred securities. If there is a change in law or in legal interpretation, the distribution could be a taxable event to holders of the trust preferred securities. See "Federal Income Tax Consequences."

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT

     The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, do not protect holders of the debentures or the trust preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of our subsidiaries to incur additional indebtedness. Therefore, you should not consider the provisions of these documents as a significant factor in evaluating whether we will be able to comply with our obligations under the debenture or the guarantee.

THERE IS NO CURRENT PUBLIC MARKET FOR THE TRUST PREFERRED SECURITIES, AND THEIR MARKET PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS

     There is currently no public market for the trust preferred securities. Although the trust preferred securities have been approved for listing on the National Market System of The Nasdaq Stock Market, Inc., there is no guarantee that an active or liquid trading market will develop or that such listing will continue. If an active trading market does not develop, the market price and liquidity of the trust preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the trust preferred securities will equal or exceed the price you pay for the trust preferred securities.

     Future trading prices of the trust preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future financial condition and results of operations, the market for similar securities and general economic and market conditions. The initial public offering price of the trust preferred securities has been set at the liquidation amount of the trust preferred securities and may be greater than the market price following the offering.

     The market price for the trust preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period in which we defer interest payments on the debentures. If this were the case, the trust preferred securities or the debentures would not trade at a price that accurately reflects the value of accrued but unpaid interest on the debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE

     You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

AS A HOLDER OF TRUST PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS

     Holders of trust preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the trust preferred securities may replace the property trustee and the Delaware trustee.

THE TRUST PREFERRED SECURITIES ARE NOT FDIC INSURED

     Neither the Federal Deposit Insurance Corporation nor any other governmental agency has insured the trust preferred securities.

                  RISKS RELATED TO AN INVESTMENT IN PROSPERITY

WE MAY BE UNABLE TO MANAGE OUR GROWTH DUE TO ACQUISITIONS, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     As part of our general strategy, we may acquire financial institutions and branches of financial institutions that we believe provide a strategic fit with our business, such as our recent acquisition of South Texas Bancshares. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately and profitably manage such growth. Our ability to successfully integrate acquired financial institutions and branches of financial institutions into our operations depends on our ability to:

     - monitor operations;

     - control costs;

     - maintain positive customer relations;

     - maintain regulatory compliance; and

     - attract, assimilate and retain qualified personnel.

     If we fail to successfully integrate an acquired financial institution's or branch's operations with our operations, we may experience interruptions in our business which may have a material adverse impact on our business, financial condition or results of operations, as well as affect our ability to operate the bank consistent with safe and sound banking practices. Successful integration of these operations could be more expensive than anticipated.

     Some of the other risks involved with acquisitions in general, including the acquisition of South Texas Bancshares, include

     - changes in results of operations or cash flows;

     - unforseen liabilities related to the acquired company or arising from the acquisition;

     - exposure to potential asset quality issues of the acquired company;

     - adverse personnel relations;

     - diversion of management time and attention;

     - loss of customers; and

     - deterioration in local economic conditions.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our earnings are significantly dependent on our net interest income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets and the interest expense we pay on deposits and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on our net interest income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have an adverse impact on our net interest margin and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Interest Rate Sensitivity and Liquidity."

LOSS OF OUR EXECUTIVE OFFICERS OR OTHER KEY EMPLOYEES COULD ADVERSELY AFFECT OUR BUSINESS

     Our success is dependent upon the continued service and skills of Tracy T. Rudolph, our Chairman and President, and David Zalman, the President of the bank, and other senior officers, such as our banking center presidents. The loss of services of any of these key personnel could have a negative impact on our business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. Although we currently have employment agreements with Messrs. Rudolph and Zalman, there can be no assurance that they will continue to be employed with us in the future. See "Management."

WE OPERATE IN A HIGHLY COMPETITIVE MARKET

     There is significant competition in Southeast Texas and elsewhere in the United States for banking customers and our profit depends primarily upon our ability to compete in our market areas. We experience competition from commercial banks, savings banks, savings and loans associations, credit unions, finance companies, mutual funds, investment banking firms and certain other nonfinancial entities, including retail stores which have their own credit programs and governmental organizations which may offer more favorable financing than we can. Many of our competitors have greater financial strength, marketing capability and name recognition than we do, and operate on a statewide or nationwide basis. In addition, recent developments in technology and mass marketing have permitted larger companies to market loans and other products and services more aggressively to our small business customers. Such advantages may enable our competitors to realize greater economies of scale and operating efficiencies than we can. Further, some of our nonbank competitors are not subject to the same extensive regulations that govern us and the bank.

     Federal legislation enacted in August 1998 eased membership limits on credit unions, which previously were permitted to serve only members that shared a single, common bond. We expect that this legislation will increase the ability of credit unions to compete with community banks, such as the bank, for both deposits and loans. We can provide no assurance that we will be able to compete effectively against such competition.

OUR BUSINESS IS CONCENTRATED IN SOUTHEAST TEXAS, AND A DOWNTURN IN THE TEXAS ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS

     Substantially all of our business is located in Southeast Texas, and as a result, our financial condition, results of operations and cash flows are subject to changes in the economic condition of that area. Since the late 1980s, the Southeast Texas economy has diversified from the energy industry into non-energy related industries. As a result, a downturn in the energy industry is not expected to have the same impact that it did in the 1980s. Nevertheless, a prolonged period of economic recession or other adverse economic conditions in Texas or Southeast Texas could result in an increase in nonpayment of loans and a decrease in collateral value, causing operating losses, impairing liquidity and eroding capital. Conditions in the Texas and Southeast Texas economies could deteriorate in the future, and such a deterioration could have a material adverse effect on our financial condition or results of operations.

IF OUR ALLOWANCE FOR CREDIT LOSSES IS NOT ADEQUATE TO COVER ACTUAL LOSSES, OUR EARNINGS COULD DECREASE

     We believe that our allowance for credit losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio. Management's estimates used in determining the allowance are based on our historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay and the value of collateral, the evaluation of our loan portfolio through our internal loan review process and other relevant factors. These estimates are inherently subjective and their accuracy depends on the outcome of future events. Ultimate losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond our control, our actual credit losses could increase significantly. As a result, such losses could exceed our current allowance estimates. We can provide no assurance that our allowance is sufficient to cover actual credit losses should such losses be realized.

     In addition, federal and state regulators, as an integral part of their respective supervisory functions, periodically review our allowance for credit losses. Such regulatory agencies may require us to increase our provision for credit losses or to recognize further loan charge-offs, based upon judgments different from those of management. Any increase in our allowance required by these regulatory agencies could have a negative effective on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Allowance for Credit Losses."

OUR CURRENT CONCENTRATION IN 1-4 FAMILY RESIDENTIAL LOANS COULD PROVIDE LOWER YIELDS AND PROFITABILITY, AND DIVERSIFICATION AWAY FROM THIS TYPE OF LOAN MAY INCREASE OUR CREDIT RISK

     At June 30, 1999, 1-4 family residential mortgage loans comprised $86.9 million, or 46.2%, of our loan portfolio. These loans are secured primarily by properties located in our market area. Because 1-4 family residential mortgage loans typically have interest rates that are lower than other loans, our concentration in these loans results in lower yields and profitability for us. Further, these loans are generally made on the basis of the borrower's ability to repay and the value of the property securing the loan. A downturn in the Southeast Texas economy could have an adverse effect on the ability of borrowers to repay these loans and the value of the property securing such loans.

     In addition, one of our business strategies is to diversify our loan portfolio. This diversification may result in a gradual increase in our consolidated credit risk, which means that there would be a greater risk that borrowers will be unable to repay their loans from us. Such defaults which could result in losses in excess of our allowance for credit losses may have a material adverse effect on our business, financial condition or results of operation.

WE HAVE A CONTINUING NEED FOR TECHNOLOGICAL CHANGE

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR INFORMATION TECHNOLOGY SYSTEMS

     The Year 2000 issue is a computer programming concern that may adversely affect our information technology systems and software, such as our item and data processing applications, as well as so-called embedded technology, such as microprocessors that control various functions, such as our security systems and telecommunication equipment. The phrase "Year 2000 issue" refers to the concern that certain computer applications will not be able to distinguish dates in the twentieth and twenty-first centuries. We have developed a plan to identify and remedy the material Year 2000 issues that directly affect our systems and products. This plan also includes procedures to evaluate the preparedness of our key vendors and significant customers in addressing the Year 2000 issue. Nevertheless, our operational and financial systems, or those of our vendors and customers, could be adversely affected by Year 2000 issues which could in turn adversely affect our business. In particular, it will be difficult for us to implement viable contingency plans for any adverse effect of the Year 2000 issue on local or national telecommunications systems or on our local electric utility. Furthermore, Year 2000 problems may exist in portions of important computer programs not now suspected, and we could be adversely affected by issues we have yet to identify. If we fail to adequately address the Year 2000 issue pertaining to our internal operations or those of our customers and vendors, that failure could adversely affect our business.

     In addition, bank regulatory agencies, as part of their supervisory function, are assessing and will continue to assess Year 2000 readiness. The failure of a financial institution to take appropriate steps to address deficiencies in its Year 2000 project management process may result in one or more regulatory enforcement actions which could have a material adverse effect on such institution. These actions may include the imposition of fines, or result in the delay or denial of regulatory applications, such as an application for a merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Year 2000 Compliance."

WE OPERATE IN A HIGHLY REGULATED ENVIRONMENT

     We and the bank operate in a highly regulated environment and are subject to supervision and examination by various federal and state regulatory agencies. As a bank holding company, we are subject to regulation and supervision by the Federal Reserve. The bank, as a Texas banking association, is subject to regulation and supervision by the Texas Department of Banking and, as a result of the insurance it has on its deposits, by the FDIC.

     Federal and Texas laws and regulations govern numerous matters, including:

     - adequate capital and financial condition;

     - permissible types, amounts and terms of extensions of credit and investments;

     - permissible nonbanking activities; and

     - restrictions on dividend payments.

     The federal and state regulators have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. We and the bank undergo periodic examinations by one or more regulatory agencies. Following such examinations, we may be required, among other things, to change our asset valuations or the amounts of required loss allowances or to restrict our operations. Such actions would result from the regulators' judgments based on information available to them at the time of their examination. In addition, we are required to serve as a source of financial strength to the bank, which could result in a decrease of available funds for dividends to our shareholders and cash flow to securities ranking senior to our common stock. The bank's operations are also subject to a wide variety of state and federal consumer protection and similar statutes and regulations. Such federal and state regulatory restrictions limit the manner in which we and the bank may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect our business. See "Supervision and Regulation."

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS FOR GENERAL CORPORATE PURPOSES WHICH MAY NOT RESULT IN THE MAXIMUM RETURN OR BE IN YOUR BEST INTERESTS

     We will receive approximately $11,415,000 in net proceeds from the sale of debentures, after deducting estimated underwriting commissions and offering expenses. Our management will have broad discretion to allocate the net proceeds to uses it believes are appropriate, which may include uses in the best interests of our common shareholders, such as dividends on shares of common stock and expansion opportunities. The amount and timing of any allocation will depend on a number of factors, including our capital requirements and those of the bank and available expansion opportunities. Such uses could have a direct effect on our ability to make payments on the debentures. See "Use of Proceeds."

                          FORWARD-LOOKING INFORMATION

     Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies and expectations, are based on assumptions and involve a number of risks and uncertainties, many of which are beyond our control. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

     - changes in interest rates and market prices, which could reduce our net interest margins, asset valuations and expense expectations;

     - changes in the levels of loan prepayments and the resulting effects on the value of our loan portfolio;

     - changes in local economic and business conditions which adversely affect our customers and their ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral;

     - increased competition for deposits and loans adversely affecting rates and terms;

     - our ability to identify suitable future acquisition candidates;

     - the timing, impact and other uncertainties of our future acquisitions, including our success or failure in the integration of their operations, and our ability to enter new markets successfully and capitalize on growth opportunities;

     - increased credit risk in our assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of the total loan portfolio;

     - the failure of assumptions underlying the establishment of and provisions made to the allowance for credit losses;

     - changes in the availability of funds resulting in increased costs or reduced liquidity;

     - increased asset levels and changes in the composition of assets and the resulting impact on our capital levels and regulatory capital ratios;

     - our ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes (including changes to address Year 2000 data systems issues);

     - our ability to complete our project to assess and resolve any Year 2000 problems on time;

     - the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels;

     - changes in statutes and government regulations or their interpretations applicable to bank holding companies and our present and future banking and other subsidiaries, including changes in tax requirements and tax rates; and

     - other factors discussed in the "Risk Factors" section of this prospectus.

     We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus might not occur.

                                USE OF PROCEEDS

     The trust will invest all the proceeds from the sale of the trust preferred securities in the debentures. We will use the net proceeds we receive from the sale of the debentures, which we estimate to be approximately $11,415,000, for general corporate purposes, including, among other things, investments in and extensions of credit to the bank, possible new branch openings and possible acquisitions of financial institutions or branches of financial institutions.

                              ACCOUNTING TREATMENT

     The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The trust preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Subordinated Debentures," and appropriate disclosures about the trust preferred securities, the guarantee and the debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, we will record distributions payable on the trust preferred securities as interest expense in our Consolidated Statements of Income.

     Our future reports filed under the Securities Exchange Act of 1934, as amended, will include a footnote to the consolidated financial statements stating that:

     - the trust is wholly-owned;

     - the sole assets of the trust are the debentures and specifying the debentures' principal amount, interest rate and maturity date; and

     - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the trust preferred securities.

                                 CAPITALIZATION

     The following table sets forth our indebtedness and capitalization as of June 30, 1999, on a historical basis and as adjusted to give effect to (i) the South Texas Bancshares acquisition and (ii) the offering and the application of the estimated net proceeds. This data should be read in conjunction with the "Selected Consolidated Financial Data" and the consolidated financial statements and notes thereto, included elsewhere in this prospectus.

                                                                        JUNE 30, 1999
                                                       ------------------------------------------------
                                                                                         AS ADJUSTED
                                                                                           FOR THE
                                                                     AS ADJUSTED         SOUTH TEXAS
                                                                       FOR THE            BANCSHARES
                                                                     SOUTH TEXAS         ACQUISITION
                                                                     BANCSHARES            AND THE
                                                       ACTUAL        ACQUISITION           OFFERING
                                                       -------   -------------------   ----------------
                                                                    (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Short-term borrowings...............................   $    --         $    --             $    --
Federal Home Loan Bank advances.....................       570             570                 570
Other borrowings....................................        --              --                  --
                                                       -------         -------             -------
          Total indebtedness........................   $   570         $   570             $   570
                                                       =======         =======             =======
Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely
  subordinated debentures...........................   $    --         $    --             $12,000
                                                       =======         =======             =======
SHAREHOLDERS' EQUITY:
Preferred Stock, $1.00 par value; 20,000,000 shares
  authorized; none issued and outstanding...........   $    --         $    --             $    --
Common Stock, $1.00 par value; 50,000,000 shares
  authorized; 5,195,325 shares issued and
  outstanding.......................................     5,199           5,199               5,199
Capital surplus.....................................    16,441          16,441              16,441
Retained earnings...................................    21,870          21,870              21,285
Accumulated other comprehensive income..............    (1,264)         (1,264)             (1,264)
Treasury stock......................................       (18)            (18)                (18)
                                                       -------         -------             -------
          Total shareholders' equity................   $42,228         $42,228             $41,643
                                                       =======         =======             =======
CAPITAL(1):
  Dollar basis:
     Total risk-based capital.......................   $36,140                             $37,838
     Tier 1 risk-based capital......................    34,127                              31,057
     Leverage capital...............................    34,127                              31,057
  Percentage basis:
     Total risk-based capital.......................     19.16%                              15.95%
     Tier 1 risk-based capital......................     18.09                               13.09
     Leverage capital...............................      7.69                                5.44

---------------

(1) Federal Reserve guidelines for calculation of Tier 1 capital limit the aggregate amount of trust preferred securities, including securities similar to the trust preferred securities, which can be included in Tier 1 capital to 25% of total Tier 1 capital. As of June 30, 1999, after giving effect to the South Texas Bancshares Acquisition, which occurred on October 1, 1999, $7.8 million of the aggregate amount of trust preferred securities would have qualified as Tier 1 capital, and the remaining amount would have qualified as Tier 2 capital. Any future increases in other elements of our Tier 1 capital, including retained earnings, will allow us to include greater portions of the trust preferred securities in Tier 1 capital.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following pro forma combined balance sheet as of June 30, 1999 and pro forma combined statements of income for the six months ended June 30, 1999 and the year ended December 31, 1998 combine our historical consolidated financial statements with the historical consolidated financial statements of South Texas Bancshares and are intended to give you a better picture of what the companies might have looked like as a combined entity. The pro forma balance sheet assumes that the South Texas Bancshares acquisition was consummated on the balance sheet date. The pro forma income statements assume that the South Texas Bancshares acquisition was consummated at the beginning of the period indicated. The companies may have performed differently if they had been combined.

     The unaudited pro forma combined financial statements are presented for illustrative purposes only. You should not rely on the pro forma information as being indicative of the consolidated financial position or results of future operations of the combined entity or of the actual results that would have been achieved had the acquisition been consummated as of the dates indicated above.

                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1999
                                  (UNAUDITED)

                                                                                 PRO FORMA
                                                                                ADJUSTMENTS
                                                              SOUTH TEXAS    ------------------    PRO FORMA
                                                PROSPERITY   BANCSHARES(A)   DEBITS     CREDITS    COMBINED
                                                ----------   -------------   -------    -------    ---------
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks.......................   $ 12,511      $  9,036                 $11,650(b) $  9,897
Federal funds sold............................         --        11,700                  11,700(b)       --
                                                 --------      --------                 -------    --------
         Total cash and cash equivalents......     12,511        20,736                  23,350       9,897
Interest-bearing deposits in financial
  institutions................................         --            --                                  --
Securities:
  Available-for-sale securities at fair
    value.....................................    138,170        72,477      $   579(c)     504(c)  210,722
  Held-to-maturity at cost....................     83,511                                            83,511
                                                 --------      --------      -------    -------    --------
         Total securities.....................    221,681        72,477          579        504     294,233
Loans:
  Total loans, net of unearned discount.......    188,034        35,075                             223,109
  Allowance for credit losses.................     (2,013)         (532)                             (2,545)
                                                 --------      --------                            --------
         Net loans............................    186,021        34,543                             220,564
Goodwill......................................      9,366         3,378       10,249(c)   3,378(c)   19,615
Premises and equipment........................      6,054         2,849        1,300(c)              10,203
Other real estate owned.......................        128            --                                 128
Other assets..................................      7,013         1,809          171(c)     197(c)    8,796
                                                 --------      --------      -------    -------    --------
         Total assets.........................   $442,774      $135,792      $12,299    $27,429    $563,436
                                                 ========      ========      =======    =======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits....................................   $398,379      $119,004                            $517,383
  Other borrowings............................        570            --                                 570
  Other liabilities...........................      1,597         1,216                 $   442(c)    3,255
                                                 --------      --------                 -------    --------
         Total liabilities....................    400,546       120,220                     442     521,208
Shareholders' equity:
  Common stock................................      5,199           121      $   121(d)               5,199
  Additional paid-in capital..................     16,441         3,227        3,227(d)              16,441
  Retained earnings...........................     21,870        12,606       12,606(d)              21,870
Accumulated other comprehensive income -- net
  unrealized gain (loss) on available-for-sale
  securities..................................     (1,264)         (382)                    382(c)   (1,264)
Treasury stock................................        (18)           --                                 (18)
                                                 --------      --------      -------    -------    --------
         Total shareholders' equity...........     42,228        15,572       15,954        382      42,228
                                                 --------      --------      -------    -------    --------
         Total liabilities and shareholders'
           equity.............................   $442,774      $135,792      $15,954    $   824    $563,436
                                                 ========      ========      =======    =======    ========

---------------

(a) Certain reclassifications have been made to the financial information of South Texas Bancshares to conform such information to the classifications used by Prosperity.

(b) This adjustment represents the purchase of 100% of the outstanding shares of stock of South Texas Bancshares for $23.4 million.

(c) This adjustment represents the purchase price adjustments to mark South Texas Bancshares' assets and liabilities to fair value upon consummation of the acquisition and results in recording $10.2 million in goodwill.

(d) This adjustment represents the elimination of the capital of South Texas Bancshares against the investment in subsidiary of Prosperity.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1999
                                  (UNAUDITED)

                                                                            PRO FORMA
                                                                           ADJUSTMENTS
                                                         SOUTH TEXAS    ------------------    PRO FORMA
                                           PROSPERITY   BANCSHARES(A)   DEBITS     CREDITS    COMBINED
                                           ----------   -------------   ------     -------    ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans.............    $7,456        $1,724                              $ 9,180
  Interest on securities.................     6,675         2,220                   $ 84(b)      8,979
  Interest on federal funds sold.........       422           323                                  745
                                             ------        ------                   ----       -------
          Total interest income..........    14,553         4,267                     84        18,904
Interest expense:
  Interest on deposits...................     6,123         1,848                                7,971
  Interests on other borrowings..........         7            --                                    7
                                             ------        ------                              -------
          Total interest expense.........     6,130         1,848                                7,978
Net interest income......................     8,423         2,419                     84        10,926
  Provision for credit losses............       130            --                                  130
                                             ------        ------                   ----       -------
Net interest income after provision for
  credit losses..........................     8,293         2,419                     84        10,796
                                             ------        ------                   ----       -------
Noninterest income:
  Customer service fees..................     1,241           599                                1,840
  Other noninterest income...............       205           182                                  387
                                             ------        ------                              -------
          Total noninterest income.......     1,446           781                                2,227
Noninterest expense:
  Salaries and employee benefits.........     2,820         1,111                                3,931
  Net occupancy expense..................       437           192       $  22(c)                   651
  Other noninterest expense..............     2,178           958         205(d)      75(e)      3,266
                                             ------        ------       -----       ----       -------
          Total noninterest expense......     5,435         2,261         227         75         7,848
                                             ------        ------       -----       ----       -------
Income before federal income taxes.......     4,304           939        (227)       159         5,175
  Provision for federal income taxes.....     1,367           301          29(f)       7(f)      1,690
                                             ------        ------       -----       ----       -------
          Net income.....................    $2,937        $  638       $(256)      $166       $ 3,485
                                             ======        ======       =====       ====       =======
Basic earnings per share:
  Net income per share...................    $ 0.57        $ 2.64                              $  0.67
  Average shares outstanding (in
     thousands)..........................     5,177           241                                5,177
Diluted earnings per share:
  Net income per share...................    $ 0.55        $ 2.57                              $  0.65
  Average shares outstanding (in
     thousands)..........................     5,377           248                                5,377

---------------

(a) Certain reclassifications have been made to the financial information of South Texas Bancshares to conform such information to the classifications used by Prosperity.

(b) This adjustment represents additional accretion on the market value of the acquired securities portfolio.

(c) This adjustment represents additional depreciation expense on the acquired buildings.

(d) This adjustment represents the amortization on $10.2 million in goodwill over 25 years.

(e) This adjustment represents the elimination of the goodwill expense of the acquired company.

(f) This adjustment represents the federal income tax effect of the above adjustments.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                            PRO FORMA
                                                                           ADJUSTMENTS
                                                         SOUTH TEXAS    ------------------    PRO FORMA
                                           PROSPERITY   BANCSHARES(A)   DEBITS     CREDITS    COMBINED
                                           ----------   -------------   ------     -------    ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans.............   $12,282        $3,706                              $15,988
  Interest on securities.................    10,841         4,806                   $168(b)     15,815
  Interest on federal funds sold.........       299           612                                  911
                                            -------        ------                   ----       -------
          Total interest income..........    23,422         9,124                    168        32,714
Interest expense:
  Interest on deposits...................     9,993         4,108                               14,101
  Interests on other borrowings..........       135            --                                  135
                                            -------        ------                              -------
          Total interest expense.........    10,128         4,108                               14,236
Net interest income......................    13,294         5,016                    168        18,478
  Provision for credit losses............       239          (100)                                 139
                                            -------        ------                   ----       -------
Net interest income after provision for
  credit losses..........................    13,055         5,116                    168        18,339
                                            -------        ------                   ----       -------
Noninterest income:
  Customer service fees..................     2,173         1,236                                3,409
  Other noninterest income...............       319           385                                  704
                                            -------        ------                              -------
          Total noninterest income.......     2,492         1,621                                4,113
Noninterest expense:
  Salaries and employee benefits.........     4,541         2,148                                6,689
  Net occupancy expense..................       768           395       $  43(c)                 1,206
  Other noninterest expense..............     3,749         2,045         410(d)     150(e)      6,054
                                            -------        ------       -----       ----       -------
          Total noninterest expense......     9,058         4,588         453        150        13,949
                                            -------        ------       -----       ----       -------
Income before federal income taxes.......     6,489         2,149        (453)       318         8,503
  Provision for federal income taxes.....     2,029           704          57(f)      14(f)      2,776
                                            -------        ------       -----       ----       -------
          Net income.....................   $ 4,460        $1,445       $(510)      $332       $ 5,727
                                            =======        ======       =====       ====       =======
Basic earnings per share:
  Net income per share...................   $  1.08        $ 6.01                              $  1.39
  Average shares outstanding (in
     thousands)..........................     4,116           240                                4,116
Diluted earnings per share:
  Net income per share...................   $  1.04        $ 5.87                              $  1.33
  Average shares outstanding (in
     thousands)..........................     4,309           246                                4,309

---------------

(a) Certain reclassifications have been made to the financial information of South Texas Bancshares to conform such information to the classifications used by Prosperity.

(b) This adjustment represents additional accretion on the market value of the acquired securities portfolio.

(c) This adjustment represents additional depreciation expense on the acquired buildings.

(d) This adjustment represents the amortization on $10.2 million in goodwill over 25 years.

(e) This adjustment represents the elimination of the goodwill expense of the acquired company.

(f) This adjustment represents the federal income tax effect of the above adjustments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 1998 are derived from our consolidated financial statements. The consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, and the report thereon of Deloitte & Touche L.L.P., are included elsewhere in this prospectus. The consolidated financial data as of and for each of the six months ended June 30, 1999 and 1998 are derived from unaudited consolidated financial statements included elsewhere in this prospectus, and, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our financial position and results of operations as of such dates and for such periods. The results of operations for past periods and for the six months ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1999, or for any future periods.

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                 JUNE 30,              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1999       1998       1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------
                                                (UNAUDITED)
                                                                    (DOLLARS)IN THOUSANDS, EXCEPT PER SHARE
                                                                                                       DATA
INCOME STATEMENT DATA:
Interest income...........................  $ 14,553   $ 10,836   $ 23,422   $ 19,970   $ 16,841   $ 14,738   $ 12,644
Interest expense..........................     6,130      4,716     10,128      9,060      7,923      6,904      5,363
                                            --------   --------   --------   --------   --------   --------   --------
  Net interest income.....................     8,423      6,120     13,294     10,910      8,918      7,834      7,281
Provision for credit losses...............       130        145        239        190        230        175        188
                                            --------   --------   --------   --------   --------   --------   --------
  Net interest income after provision for
    credit losses.........................     8,293      5,975     13,055     10,720      8,688      7,659      7,093
Noninterest income........................     1,446      1,273      2,492      2,264      1,897      1,489      1,500
Noninterest expense.......................     5,435      4,252      9,058      7,836      6,634      6,046      6,021
                                            --------   --------   --------   --------   --------   --------   --------
  Income before taxes.....................     4,304      2,996      6,489      5,148      3,951      3,102      2,572
Provision for income taxes................     1,367        939      2,029      1,586      1,240        781        609
                                            --------   --------   --------   --------   --------   --------   --------
  Net income..............................  $  2,937   $  2,057   $  4,460   $  3,562   $  2,711   $  2,321   $  1,963
                                            ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA(1):
Basic earnings per share..................  $   0.57   $   0.52   $   1.08   $   0.94   $   0.77   $   0.66   $   0.56
Diluted earnings per share................      0.55       0.50       1.04       0.92       0.76       0.66       0.56
Book value per share......................      8.13       6.64       8.01       6.22       5.36       4.68       3.81
Tangible book value per share(2)..........      6.33       5.22       6.14       4.81       4.21       3.95       3.02
Cash dividends declared per share.........      0.10       0.10       0.20       0.15       0.10       0.10       0.07
Dividend payout ratio.....................     17.67%     19.40%     23.70%     16.11%     12.95%     15.12%     13.42%
Weighted average shares outstanding
  (basic) (in thousands)..................     5,177      3,990      4,116      3,778      3,513      3,514      3,514
Weighted average shares outstanding
  (diluted) (in thousands)................     5,377      4,080      4,309      3,864      3,560      3,523      3,514
Shares outstanding at end of period (in
  thousands)..............................     5,195      3,990      5,173      3,990      3,510      3,514      3,514
BALANCE SHEET DATA (AT PERIOD END):
Total assets..............................  $442,774   $335,422   $436,312   $320,143   $293,988   $233,492   $224,022
Securities................................   221,681    158,685    227,744    167,868    147,564    117,505    121,912
Loans.....................................   188,034    141,080    170,478    120,578    113,382     88,797     76,543
Allowance for credit losses...............     2,013      1,114      1,850      1,016        923        753        588
Total deposits............................   398,379    307,815    390,659    291,516    270,866    214,534    207,543
Borrowings and notes payable..............       570         --      2,437      2,800      3,267      1,517      2,275
Total shareholders' equity................    42,228     26,478     41,435     24,818     18,833     16,458     13,374
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios and Other Data:
Return on average assets..................      1.29%      1.25%      1.26%      1.17%      1.05%      1.03%      0.92%
Return on average equity..................     13.94      15.99      15.97      16.32      15.36      15.56      14.97
Net interest margin(3)....................      4.09       4.14       4.13       4.02       3.91       3.96       3.91
Efficiency ratio(4).......................     55.07      57.53      57.38      59.48      61.34      64.85      68.56
Number of banking centers.................        12         11         12         11         10          9          9

                                                  (Table continued on next page)

                                             AS OF AND FOR THE
                                             SIX MONTHS ENDED
                                                 JUNE 30,              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1999       1998       1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------
                                                (UNAUDITED)
                                                                    (DOLLARS)IN THOUSANDS, EXCEPT PER SHARE
                                                                                                       DATA
Asset Quality Ratios(5):
Nonperforming assets to total loans and
  other real estate.......................      0.07%      0.00%      0.08%      0.00%      0.00%      0.00%      0.02%
Net loan (recoveries) charge-offs to
  average loans...........................     (0.02)      0.04       0.05       0.08       0.06       0.01       0.48
Allowance for credit losses to total
  loans...................................      1.07       0.79       1.09       0.84       0.81       0.85       0.77
Allowance for credit losses to
  nonperforming loans(6)..................        --         --         --         --         --         --         --
Ratio of Earnings to Fixed Charges(7):
Excluding deposit interest................    102.67x     30.66x     33.55x     20.38x     16.02x     15.43x     12.25x
Including deposit interest................      1.70       1.63       1.64       1.56       1.49       1.45       1.47
Capital Ratios(8):
Leverage ratio............................      7.69%      6.25%      7.58%      6.30%      5.45%      6.05%      5.39%
Average shareholders' equity to average
  total assets............................      9.23       7.79       7.87       7.18       6.86       6.64       6.12
Tier 1 risk-based capital ratio...........     18.09      14.32      18.02      14.94      13.11      14.99      13.75
Total risk-based capital ratio............     19.16      15.08      19.08      15.73      13.89      15.79      14.37

---------------

(1) Adjusted for a four-for-one stock split effective September 10, 1998.

(2) Calculated by dividing total assets, less total liabilities and goodwill, by shares outstanding at end of period.

(3) Calculated on a tax-equivalent basis using a 34% federal income tax rate.

(4) Calculated by dividing total noninterest expense, excluding securities losses, by net interest income plus noninterest income.

(5) At period end, except for net loan charge-offs to average loans, which is for periods ended at such dates.

(6) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans. We had no significant nonperforming loans at any of the dates indicated.

(7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus interest and one-third of rental expense. Fixed charges, excluding interest on deposits, consist of interest on indebtedness and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

(8) At period end, except for average shareholders' equity to average total assets, which is for periods ended at such dates.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our balance sheets and statements of income. This section should be read in conjunction with our financial statements and accompanying notes and other detailed information appearing elsewhere in this prospectus.

                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

OVERVIEW

     We showed positive earnings growth for the six month period ended June 30, 1999 due to an increase in loan volume and the acquisition of Union State Bank in East Bernard, Texas in the fourth quarter of 1998, which was accounted for under the purchase method of accounting. At June 30, 1998, Union had total assets of approximately $76.9 million, total deposits of approximately $63.7 million (12.9% of which were noninterest-bearing) and total shareholders' equity of approximately $12.9 million. For the six months ended June 30, 1999, our net income was $2.9 million ($0.55 per common share on a diluted basis) compared with $2.1 million ($0.50 per common share on a diluted basis) for the same period in 1998, an increase of $880,000 or 42.8%. We estimate that slightly less than one-half of this increase was attributable to internal growth. We posted returns on average common equity of 13.94% and 15.99% and returns on average assets of 1.29% and 1.25% for the six months ended June 30, 1999 and 1998, respectively.

     Total assets were $442.8 million at June 30, 1999 compared with $436.3 million at December 31, 1998. Total loans increased to $188.0 million at June 30, 1999 from $170.5 million at December 31, 1998, an increase of $17.5 million, or 10.3%. At June 30, 1999, we had no nonperforming loans and our allowance for credit losses was $2.0 million. Total deposits were $398.4 million at June 30, 1999 compared with $390.7 million at December 31, 1998, an increase of $7.7 million, or 2.0%. Shareholders' equity increased $793,000, or 1.9%, to $42.2 million at June 30, 1999 compared with $41.4 million at December 31, 1998.

RESULTS OF OPERATIONS

  Net Interest Income

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of our earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

     Net interest income increased $2.3 million, or 37.6%, to $8.4 million for the six months ended June 30, 1999 from $6.1 million for the same period in 1998. This increase was mainly attributable to higher average interest-earning assets and higher average loans. The net interest margin on a tax-equivalent basis decreased to 4.09% from 4.14% for the same periods, principally due to a slightly greater decrease in the yield on interest-earning assets than the decrease in the rate on interest-bearing liabilities.

     The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                            SIX MONTHS ENDED JUNE 30,
                                       -------------------------------------------------------------------
                                                     1999                               1998
                                       --------------------------------   --------------------------------
                                         AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                                       OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                                         BALANCE       PAID     RATE(4)     BALANCE       PAID     RATE(4)
                                       -----------   --------   -------   -----------   --------   -------
                                                             (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans..............................   $178,861     $ 7,456     8.41%     $129,228     $ 5,568     8.69%
  Securities(1)......................    227,710       6,675     5.86       170,005       5,136     6.04
  Federal funds sold and other
     temporary investments...........     17,421         422     4.82         4,789         132     5.48
                                        --------     -------               --------     -------
          Total interest-earning
            assets...................    423,992      14,553     6.89%      304,022      10,836     7.16%
                                                     -------                            -------
  Less allowance for credit losses...     (1,915)                            (1,047)
                                        --------                           --------
     Total interest-earning assets,
       net of allowance..............    422,077                            302,975
     Noninterest-earning assets......     34,412                             27,122
                                        --------                           --------
          Total assets...............   $456,489                           $330,097
                                        ========                           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits...   $ 49,454     $   372     1.52%     $ 41,064     $   330     1.62%
  Savings and money market
     accounts........................    122,230       2,014     3.32        78,704       1,376     3.53
  Certificates of deposit............    158,573       3,737     4.75       115,918       2,942     5.12
  Federal funds purchased and other
     borrowings......................        322           7     4.32         2,345          68     5.77
                                        --------     -------               --------     -------
          Total interest-bearing
            liabilities..............    330,579       6,130     3.74%      238,031       4,716     4.00%
                                        --------     -------               --------     -------
Noninterest-bearing liabilities:
  Noninterest-bearing demand
     deposits........................     81,807                             65,057
  Other liabilities..................      1,955                              1,426
                                        --------                           --------
          Total liabilities..........    414,341                            304,514
                                        --------                           --------
Shareholders' equity.................     42,148                             25,583
                                        --------                           --------
          Total liabilities and
            shareholders' equity.....   $456,489                           $330,097
                                        ========                           ========
Net interest rate spread.............                            3.15%                              3.16%
Net interest income and margin(2)....                $ 8,423     4.01%                  $ 6,120     4.06%
                                                     =======                            =======
Net interest income and margin (tax-
  equivalent basis)(3)...............                $ 8,597     4.09%                  $ 6,242     4.14%
                                                     =======                            =======

---------------

(1) Yield is based on amortized cost and does not include any component of unrealized gains or losses.

(2) The net interest margin is equal to net interest income divided by average interest-earning assets.

(3) In order to make pretax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax-equivalent adjustment has been computed using a federal income tax rate of 34%.

(4) Annualized.

     The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to outstanding balances and the volatility of interest rates for the periods indicated. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

                                                              SIX MONTHS ENDED JUNE 30,
                                                                    1999 VS. 1998
                                                            -----------------------------
                                                            INCREASE (DECREASE)
                                                                  DUE TO
                                                            -------------------
                                                             VOLUME      RATE      TOTAL
                                                            --------    -------    ------
                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans...................................................   $2,139      $(251)    $1,888
  Securities..............................................    1,743       (204)     1,539
  Federal funds sold and other temporary investments......      348        (58)       290
                                                             ------      -----     ------
          Total increase (decrease) in interest income....    4,230       (513)     3,717
                                                             ------      -----     ------
Interest-bearing liabilities:
  Interest-bearing demand deposits........................       67        (25)        42
  Savings and money market accounts.......................      761       (123)       638
  Certificates of deposit.................................    1,083       (288)       795
  Federal funds purchased and other borrowings............      (59)        (2)       (61)
                                                             ------      -----     ------
          Total increase (decrease) in interest expense...    1,852       (438)     1,414
                                                             ------      -----     ------
Increase (decrease) in net interest income................   $2,378      $ (75)    $2,303
                                                             ======      =====     ======

  Provision for Credit Losses

     Our provision for credit losses is established through charges to income in the form of the provision in order to bring the total allowance for credit losses to a level deemed appropriate by our management based on such factors as our historical loan loss experience, industry diversification of our commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of our loan portfolio, current economic conditions that may affect the borrower's ability to pay and the value of collateral, the evaluation of our loan portfolio through our internal loan review process and other relevant factors.

     The provision for credit losses for the six months ended June 30, 1999 decreased $15,000 to $130,000 from $145,000 in the same period in 1998.

  Noninterest Income

     Noninterest income is an important source of revenue for financial institutions. Our primary sources of noninterest income are service charges on deposit accounts and other banking service related fees. Noninterest income increased $173,000, or 13.6%, to $1.4 million for the six month period ended June 30, 1999 from $1.3 million for the same period in 1998. The increase in service charges on deposit accounts was principally due to the Union acquisition.

     The following table presents, for the periods indicated, the major categories of noninterest income:

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Service charges on deposit accounts.........................   $1,241        $1,074
Other noninterest income....................................      205           199
                                                               ------        ------
          Total noninterest income..........................   $1,446        $1,273
                                                               ======        ======

  Noninterest Expense

     Noninterest expense totaled $5.4 million for the six months ended June 30, 1999, an increase of $1.1 million, or 27.8%, from $4.3 million for the same period in 1998. The increase primarily reflected additional expenses resulting from the Union acquisition.

     The following table presents, for the periods indicated, the major categories of noninterest expense:

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Salaries and employee benefits..............................   $2,820        $2,115
Non-staff expenses:
  Net occupancy expense.....................................      437           367
  Equipment depreciation....................................      173           136
  Data processing...........................................      417           369
  Professional fees.........................................       98            46
  Regulatory assessments and FDIC insurance.................       42            35
  Ad valorem and franchise taxes............................       99           101
  Goodwill amortization.....................................      323           235
  Other.....................................................    1,026           848
                                                               ------        ------
          Total noninterest expense.........................   $5,435        $4,252
                                                               ======        ======

     Salaries and employee benefits for the six month period ended June 30, 1999 totaled $2.8 million, an increase of $705,000, or 33.3%, from $2.1 million for the six month period ending June 30, 1998. The change was due primarily to an increase in the number of employees due to the Union acquisition and regular annual employee salary increases.

     Non-staff expenses increased $478,000, or 22.4%, to $2.6 million for the six month period ended June 30, 1999 from $2.1 million for the same period in 1998. The increase was principally due to the Union acquisition.

  Income Taxes

     The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other nondeductible expenses. Income tax expense increased $428,000, or 45.6%, to $1.4 million for the six months ended June 30, 1999 from $939,000 for the same period in 1998. The increase was primarily attributable to higher earnings.

  Impact of Inflation

     The effects of inflation on the local economy and on our operating results have been relatively modest for the past several years. Since substantially all of our assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. We try to control the impact of interest rate fluctuations by managing the relationship between our interest rate sensitive assets and liabilities. See "-- Financial Condition -- Interest Rate Sensitivity and Liquidity."

FINANCIAL CONDITION

  Loan Portfolio

     Total loans were $188.0 million at June 30, 1999, an increase of $17.5 million, or 10.3%, from $170.5 million at December 31, 1998. Loan growth occurred primarily in 1-4 family residential and agricultural loans. Period end loans comprised 44.4% of average earning assets at June 30, 1999 compared with 51.9% at December 31, 1998.

     The following table summarizes our loan portfolio by type of loan as of June 30, 1999 and December 31, 1998:

                                                      JUNE 30,           DECEMBER 31,
                                                        1999                 1998
                                                 ------------------   ------------------
                                                  AMOUNT    PERCENT    AMOUNT    PERCENT
                                                 --------   -------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
Commercial and industrial......................  $ 18,699      9.9%   $ 16,972     10.0%
Real estate:
  Construction and land development............     2,012      1.1       1,727      1.0
  1-4 family residential.......................    86,945     46.2      80,062     46.9
  Home equity..................................     9,908      5.3       8,077      4.7
  Commercial mortgages.........................    25,238     13.4      22,240     13.1
  Farmland.....................................     5,917      3.2       6,148      3.6
  Multifamily residential......................     1,405      0.8       1,090      0.6
Agriculture....................................    18,578      9.9      14,107      8.3
Consumer.......................................    19,332     10.2      20,055     11.8
                                                 --------    -----    --------    -----
          Total loans..........................  $188,034    100.0%   $170,478    100.0%
                                                 ========    =====    ========    =====

     Our lending focus is on 1-4 family residential, agricultural, small and medium-sized business and consumer loans. We offer a variety of commercial lending products including term loans and lines of credit. We also offer a broad range of short to medium-term commercial loans, primarily collateralized, to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. Historically, we have originated loans for our own account and have not securitized our loans. The purpose of a particular loan generally determines its structure. All loans in the 1-4 family residential category were originated by us.

     Loans from $300,000 to $750,000 are evaluated and acted upon by an officers' loan committee, which meets weekly. Loans above that amount must be approved by the Directors Loan Committee, which meets monthly.

     In nearly all cases, our commercial loans are made in our primary market area and are underwritten on the basis of the borrower's ability to service such debt from income. As a general practice, we take as collateral a lien on any available real estate, equipment or other assets owned by the borrower and obtain a personal guaranty of the borrower. Working capital loans are primarily collateralized by short-term assets, whereas term loans are primarily collateralized by long-term assets. As a result, commercial loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

     In addition to commercial loans secured by real estate, we make commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Our commercial mortgage loans are secured by first liens on real estate, typically have variable interest rates and amortize over a ten to 15 year period. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. We seek to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition in connection with underwriting these loans. The underwriting analysis also includes credit verification, appraisals and a review of the financial condition of the borrower.

     Additionally, a significant portion of our lending activity has consisted of the origination of 1-4 family residential mortgage loans collateralized by owner-occupied properties located in our market areas. We offer a variety of mortgage loan products which generally are amortized over five to 25 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 89% of appraised value or have mortgage insurance. We require mortgage title insurance and hazard insurance. We have elected to keep all 1-4 family residential loans for our own account rather than selling such loans into the secondary market. By doing so, we are able to realize a higher yield on these loans; however, we also incur interest rate risk as well as the risks associated with nonpayments on such loans.

     We make loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate and have floating interest rates. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in our construction lending activities. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

     The consumer loans we make include direct "A"-credit automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 120 months and vary based upon the nature of the collateral and size of the loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

     We provide agricultural loans for short-term crop production, including rice, cotton, milo and corn, farm equipment financing and agricultural real estate financing. We evaluate agricultural borrowers primarily based on their historical profitability, level of experience in their particular agricultural industry, overall financial capacity and the availability of secondary collateral to withstand economic and natural variations common to the industry. Because agricultural loans present a higher level of risk associated with events caused by nature, we routinely make on-site visits and inspections in order to monitor and identify such risks.

     The contractual maturity ranges of the commercial and industrial and construction and land development portfolios and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 1999 are summarized in the following table:

                                                                       JUNE 30, 1999
                                                        --------------------------------------------
                                                                   AFTER ONE
                                                        ONE YEAR    THROUGH     AFTER FIVE
                                                        OR LESS    FIVE YEARS     YEARS       TOTAL
                                                        --------   ----------   ----------   -------
                                                                   (DOLLARS IN THOUSANDS)
Commercial and industrial.............................  $10,408      $4,691       $3,600     $18,699
Construction and land development.....................    1,693         319           --       2,012
                                                        -------      ------       ------     -------
         Total........................................  $12,101      $5,010       $3,600     $20,711
                                                        =======      ======       ======     =======
Loans with a predetermined interest rate..............  $ 5,687      $2,894       $1,495     $10,076
Loans with a floating interest rate...................    6,414       2,116        2,105      10,635
                                                        -------      ------       ------     -------
         Total........................................  $12,101      $5,010       $3,600     $20,711
                                                        =======      ======       ======     =======

     We have adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting for Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The fair value of impaired loans is based on either the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. The implementation of SFAS Nos. 114 and 118 did not have a material adverse effect on our financial statements.

  Nonperforming Assets

     We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our officers. We also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     We require appraisals on loans secured by real estate. With respect to potential problem loans, we make an evaluation of the borrower's overall financial condition to determine the need, if any, for possible write-downs or appropriate additions to the allowance for credit losses.

     We generally place a loan on nonaccrual status and cease accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. We generally charge off all loans before attaining nonaccrual status.

     The following table presents information regarding nonperforming assets at the dates indicated:

                                                              JUNE 30,   DECEMBER 31,
                                                                1999         1998
                                                              --------   ------------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans............................................   $  --        $   5
Restructured loans..........................................      --           --
Other real estate...........................................     128          135
                                                               -----        -----
          Total nonperforming assets........................   $ 128        $ 140
                                                               =====        =====
Nonperforming assets to total loans and other real estate...    0.07%        0.08%

  Allowance for Credit Losses

     The allowance for credit losses is a reserve established through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate for estimated losses in our loan portfolio. Based on an evaluation of the loan portfolio, management presents a monthly review of the allowance for credit losses to the bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers factors such as our historical loan loss experience, industry diversification of our commercial loan portfolio, the amount of nonperforming assets and related collateral, the volume, growth and composition of our loan portfolio, current economic changes that may affect the borrower's ability to pay and the value of collateral, the evaluation of our loan portfolio through our internal loan review process and other relevant factors. Charge-offs occur when loans are deemed to be uncollectible.

     Although we do not determine the total allowance based upon the amount of loans in a particular type or category, risk elements attributable to particular loan types or categories are considered in assessing the quality of individual loans. Some of the risk elements considered include:

     - in the case of 1-4 family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral;

     - for non-farm non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

     - for agricultural real estate loans, the experience and financial capability of the borrower, projected debt service coverage of the operations of the borrower and loan to value ratio;

     - for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratio;

     - for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and

     - for non-real estate agricultural loans, the operating results, experience and financial capability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral.

In addition, for each category, we consider secondary sources of income and the financial strength and credit history of the borrower and any guarantors.

     We follow a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, we maintain an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Loans classified as "loss" are those loans which are in the process of being charged off.

     In addition to the internally classified loan list and delinquency list of loans, we maintain a separate "watch list" which further aids us in monitoring loan portfolios. Watch list loans have one or more deficiencies that require attention in the short term or pertinent ratios of the loan account that have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for credit losses.

     In order to determine the adequacy of the allowance for credit losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on our historical charge-off experience. We then charge to operations a provision for credit losses to maintain the allowance for credit losses at an adequate level determined by the foregoing methodology.

     For the six months ended June 30, 1999, net recoveries totaled $33,000, or (0.02)%, of average loans outstanding for the period, compared with net charge-offs of $47,000, or 0.04%, of average loans for the six months ended June 30, 1998. During the six months ended June 30, 1999, we recorded a provision for credit losses of $130,000 compared with $145,000 for the same period in 1998. At June 30, 1999, the allowance totaled $2.0 million, or 1.07% of total loans, compared with $1.1 million, or 0.79% of total loans, at June 30, 1998.

     The following table presents, for the periods indicated, an analysis of the allowance for credit losses and other related data:

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Average loans outstanding...................................   $178,861     $129,228
                                                               ========     ========
Gross loans outstanding at end of period....................   $188,034     $141,080
                                                               ========     ========
Allowance for credit losses at beginning of period..........   $  1,850     $  1,016
Balance acquired with Union acquisition.....................         --           --
Provision for credit losses.................................        130          145
Charge-offs:
  Commercial and industrial.................................         --           (1)
  Real estate and agriculture...............................         (4)         (12)
  Consumer..................................................        (15)         (42)
Recoveries:
  Commercial and industrial.................................          5            2
  Real estate and agriculture...............................         44           --
  Consumer..................................................          3            6
                                                               --------     --------
Net recoveries (charge-offs)................................         33          (47)
                                                               --------     --------
Allowance for credit losses at end of period................   $  2,013     $  1,114
                                                               ========     ========
Ratio of allowance to end of period loans...................       1.07%        0.79%
Ratio of net (recoveries) charge-offs to average loans......      (0.02)        0.04
Ratio of allowance to end of period nonperforming loans.....         --           --

     The following table describes the allocation of the allowance for credit losses among various categories of loans and certain other information at June 30, 1999. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                                    JUNE 30, 1999
                                                              -------------------------
                                                                       PERCENT OF LOANS
                                                              AMOUNT    TO TOTAL LOANS
                                                              ------   ----------------
                                                               (DOLLARS IN THOUSANDS)
Balance of allowance for credit losses applicable to:
  Commercial and industrial.................................  $   13          9.9%
  Real estate...............................................      18         70.0
  Agriculture...............................................      31          9.9
  Consumer..................................................       4         10.2
  Unallocated...............................................   1,947           --
                                                              ------        -----
          Total allowance for credit losses.................  $2,013        100.0%
                                                              ======        =====

     Where management is able to identify specific loans or categories of loans where specific amounts of reserve are required, allocations are assigned to those categories. Federal and state bank regulators also require that a bank maintain a reserve that is sufficient to absorb an estimated amount of unidentified potential losses based on management's perception of economic conditions, loan portfolio growth, historical charge-off experience and exposure concentrations. While our recent rate of charge-offs is low, management is aware that we have been operating in an extremely beneficial economic environment. Our management, along with a number of economists, has perceived during the past year an increasing instability in the national and Southeast Texas economies and a worldwide economic slowdown that could contribute to job losses and otherwise adversely affect a broad variety of business sectors. In addition, as we have grown, our aggregate loan portfolio has increased and since we have made a decision to diversify our loan portfolio into areas other than 1-4 family residential mortgage loans, the risk profile of our loans has increased. By virtue of our increased capital levels, we are able to make larger loans, thereby increasing the possibility of one bad loan having a larger adverse impact than before. Accordingly, management believes that the maintenance of an unallocated reserve in the current amount is prudent and consistent with regulatory requirements.

     We believe that the allowance for credit losses at June 30, 1999 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods which could be substantial in relation to the size of the allowance at June 30, 1999.

  Securities

     We use our securities portfolio both as a source of income and as a source of liquidity. At June 30, 1999, investment securities totaled $221.7 million, a decrease of $6.0 million, or 2.7%, from $227.7 million at December 31, 1998. At June 30, 1999, securities represented 50.1% of total assets compared with 52.2% of total assets at December 31, 1998.

     The following table presents the amortized cost and fair value of securities classified as available-for-sale at June 30, 1999:

                                                              JUNE 30, 1999
                                             ------------------------------------------------
                                                           GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COST        GAINS        LOSSES     FAIR VALUE
                                             ---------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
U.S. Treasury securities and obligations of
U.S. government agencies...................  $ 91,468       $ 13        $1,618      $ 89,863
Mortgage-backed securities.................    34,371         41           866        33,546
States and political subdivisions..........     3,976        128            --         4,104
Collateralized mortgage obligations........    10,270        407            20        10,657
                                             --------       ----        ------      --------
          Total............................  $140,085       $589        $2,504      $138,170
                                             ========       ====        ======      ========

     The following table presents the amortized cost and fair value of securities classified as held-to-maturity at June 30, 1999:

                                                              JUNE 30, 1999
                                              ---------------------------------------------
                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                COST        GAINS        LOSSES      VALUE
                                              ---------   ----------   ----------   -------
                                                         (DOLLARS IN THOUSANDS)
U.S. Treasury securities and obligations of
U.S. government agencies....................   $42,569       $156         $ 85      $42,640
Mortgage-backed securities..................    26,149         87          163       26,073
States and political subdivisions...........    14,570        120           49       14,641
Collateralized mortgage obligations.........       223         --           --          223
                                               -------       ----         ----      -------
          Total.............................   $83,511       $363         $297      $83,577
                                               =======       ====         ====      =======

     Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

     At June 30, 1999, 56.5% of the mortgage-backed securities we held had contractual final maturities of more than ten years with a weighted average life of 4.7 years. However, unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, these securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be unduly shortened. If interest rates begin to fall, prepayments will increase.

     The following table summarizes the contractual maturity of investment securities and their weighted average yields (available-for-sale securities are not adjusted for unrealized gains or losses):

                                                                    JUNE 30, 1999
                             -------------------------------------------------------------------------------------------
                                                AFTER ONE YEAR    AFTER FIVE YEARS
                                                     BUT                 BUT
                               WITHIN ONE        WITHIN FIVE         WITHIN TEN          AFTER TEN
                                  YEAR              YEARS               YEARS              YEARS             TOTAL
                             ---------------   ----------------   -----------------   ---------------   ----------------
                             AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD
                             -------   -----   --------   -----   --------   ------   -------   -----   --------   -----
                                                               (DOLLARS IN THOUSANDS)
U.S. Treasury securities
and obligations of U.S.
government agencies........  $11,599   6.00%   $ 96,354   6.01%   $26,086     6.16%   $   --      --%   $134,039   6.04%
Mortgage-backed
  securities...............   3,724    5.07      16,066   6.21      6,541     6.40    34,188    5.91      60,519   5.99
States and political
  subdivisions.............   2,355    6.82      11,902   6.95      4,016     7.37       272    10.62     18,545   7.08
Collateralized mortgage
  obligations..............      --      --          --     --        223     4.66    10,270    6.44      10,493   6.40
                             -------           --------           -------             -------           --------
        Total..............  $17,678   5.91%   $124,322   6.13%   $36,866     6.33%   $44,730   6.09%   $223,596   6.13%
                             =======   ====    ========   ====    =======     ====    =======   =====   ========   ====

     The tax-exempt states and political subdivisions are not calculated on a tax-equivalent basis. On a tax-equivalent basis, the yield on states and political subdivisions would have been 7.46% at June 30, 1999.

     We have adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, we are required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

  Premises and Equipment

     Premises and equipment, net of accumulated depreciation, totaled $6.1 million at June 30, 1999 and December 31, 1998, respectively.

  Deposits

     We offer a variety of deposit accounts having a wide range of interest rates and terms. Our deposits consist of demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and customer service to attract and retain these deposits. We do not have or accept any brokered deposits.

     Total deposits at June 30, 1999 were $398.4 million compared with $390.7 million at December 31, 1998, an increase of $7.7 million, or 1.97%. At June 30, 1999, noninterest-bearing deposits accounted for approximately 20.3% of total deposits compared with 21.8% of total deposits at December 31, 1998. Interest-bearing deposits totaled $317.5 million, or 79.7%, of total deposits at June 30, 1999 compared with $305.7 million, or 78.3%, of total deposits at December 31, 1998.

     The daily average balances and weighted average rates paid on deposits for the period ended June 30, 1999 are presented below:

                                                              SIX MONTHS ENDED
                                                                JUNE 30, 1999
                                                              -----------------
                                                               AMOUNT     RATE
                                                              ---------   -----
Interest-bearing checking...................................  $ 49,454    1.52%
Regular savings.............................................    13,790    2.44
Money market savings........................................   108,440    3.43
Time deposits...............................................   158,573    4.75
                                                              --------    ----
          Total interest-bearing deposits...................   330,257    3.74
Noninterest-bearing deposits................................    81,807      --
                                                              --------    ----
          Total deposits....................................  $412,064    3.00%
                                                              ========    ====

     The following table sets forth the amount of our certificates of deposit that were $100,000 or greater by time remaining until maturity at June 30, 1999:

                                                        JUNE 30, 1999
                                                    ----------------------
                                                    (DOLLARS IN THOUSANDS)
Three months or less.............................          $17,887
Over three through six months....................            8,842
Over six through 12 months.......................           12,207
Over 12 months...................................            4,046
                                                           -------
          Total deposits.........................          $42,982
                                                           =======

  Other Borrowings

     We had $570,000 in Federal Home Loan Bank advances at June 30, 1999, compared with $2.4 million in such advances at December 31, 1998. The amount of FHLB advances we have at any given time is based on our daily liquidity position and will increase or decrease according to our funding needs.

  Interest Rate Sensitivity and Liquidity

     Our asset liability and funds management policy provides management with the necessary guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We manage our sensitivity position within established guidelines.

     Interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of our senior officers, in accordance with policies approved by our Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model. We have traditionally managed our business to reduce its overall exposure to changes in interest rates.

     We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk.

     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

     The following table sets forth our interest rate sensitivity analysis at June 30, 1999:

                                                                    VOLUMES SUBJECT TO REPRICING WITHIN
                                                      ---------------------------------------------------------------
                                                        0-30         31-180        181-365       AFTER
                                                        DAYS          DAYS          DAYS        ONE YEAR      TOTAL
                                                      ---------     ---------     ---------     --------     --------
                                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities........................................  $  26,177     $  15,065     $  18,782     $163,572     $223,596
  Loans.............................................     37,072        16,807        17,235      116,920      188,034
  Federal funds sold and other temporary
    investments.....................................         45            --            --           --           45
                                                      ---------     ---------     ---------     --------     --------
        Total interest-earning assets...............     63,294        31,872        36,017      280,492      411,675
                                                      ---------     ---------     ---------     --------     --------
Interest-bearing liabilities:
  Demand, money market and savings deposits.........    161,966            --            --           --      161,966
  Certificates of deposit and other time deposits...     16,146        69,391        48,008       22,022      155,567
  Federal funds purchased and FHLB advances.........        570            --            --           --          570
                                                      ---------     ---------     ---------     --------     --------
        Total interest-bearing liabilities..........    178,682        69,391        48,088       22,022      318,103
                                                      ---------     ---------     ---------     --------     --------
Period GAP..........................................  $(115,388)    $ (37,519)    $ (11,991)    $258,470     $ 93,572
Cumulative GAP......................................  $(115,388)    $(152,907)    $(164,898)    $ 93,572
Period GAP to total assets..........................     (26.06)%       (8.47)%       (2.71)%      58.37%
Cumulative GAP to total assets......................     (26.06)%      (34.53)%      (37.24)%      21.13%

     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. In addition to GAP analysis, we use an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts. Based on our June 30, 1999 simulation analysis, we estimate that a 200 basis point rise in rates over the next 12 month period would have an impact of approximately (7.36)% on our net interest income for the period, while a 200 basis point decline in rates over the same period would have an impact of approximately (2.99)% on our net interest income for the period. The change is relatively small, despite our liability sensitive GAP position. The results are primarily from the behavior of demand, money market and savings deposits. We have found that historically interest rates on these deposits change more slowly in a rising rate environment than in a declining rate environment. This assumption is incorporated into the simulation model and is generally not fully reflected in a GAP analysis.

     As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

     Our exposure to market risk is reviewed by senior management and our Investment Committee on a regular basis. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks.

     Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis. During the past three years, our liquidity needs have primarily been met by growth in core deposits, as previously discussed. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, we do not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing investment and loan portfolios, have generally created an adequate liquidity position.

     Asset liquidity is provided by cash and assets which are readily marketable or which will mature in the near future. As of June 30, 1999, we had cash and cash equivalents of $12.5 million, down from $18.2 million at December 31, 1998. The decline was due primarily to an increase in loans.

  Capital Resources

     Capital management consists of providing equity to support both current and future operations. We are subject to capital adequacy requirements imposed by the Federal Reserve and the bank is subject to capital adequacy requirements imposed by the FDIC and the Texas Banking Department. Both the Federal Reserve and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the bank is classified "well capitalized" for purposes of prompt corrective action.

     Shareholders' equity increased to $42.2 million at June 30, 1999 compared with $41.4 million at December 31, 1998, an increase of $793,000, or 1.9%. The increase was primarily due to net earnings of $2.9 million, cash dividends paid of $519,000, and an unrealized loss on available for sale securities of $1.3 million for the six months ended June 30, 1999.

     The following table provides a comparison of the leverage and risk-weighted capital ratios of us and the bank as of June 30, 1999 to the minimum and well capitalized regulatory standards:

                                                         TO BE WELL CAPITALIZED
                                     MINIMUM REQUIRED         UNDER PROMPT
                                        FOR CAPITAL        CORRECTIVE ACTION      ACTUAL RATIO AT
                                     ADEQUACY PURPOSES         PROVISIONS          JUNE 30, 1999
                                     -----------------   ----------------------   ---------------
PROSPERITY
  Leverage ratio...................        3.00%(1)                N/A                  7.69%
  Tier 1 risk-based capital
     ratio.........................        4.00%                   N/A                 18.09%
  Risk-based capital ratio.........        8.00%                   N/A                 19.16%
FIRST PROSPERITY BANK
  Leverage ratio...................        3.00%(2)               5.00%                 5.84%
  Tier 1 risk-based capital
     ratio.........................        4.00%                  6.00%                13.74%
  Risk-based capital ratio.........        8.00%                 10.00%                14.81%

---------------

(1) The Federal Reserve may require us to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The FDIC may require the bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

  Year 2000 Compliance

     General. The Year 2000 risk involves computer programs and computer software that are not able to perform without interruption into the Year 2000. If computer systems do not correctly recognize the date change from December 31, 1999 to January 1, 2000, computer applications that rely on the date field could fail or create erroneous results. Such erroneous results could affect interest, payment or due dates or cause the temporary inability to process transactions, send invoices or engage in similar normal business activities. If we or our suppliers or borrowers do not address these issues, there could be a material adverse impact on our financial condition or results of operations.

     State of Readiness. We formally initiated our Year 2000 project and plan in November 1997 to insure that our operational and financial systems will not be adversely affected by Year 2000 related problems. We have formed a Year 2000 project team and the Board of Directors and management are supporting all compliance efforts and allocating the necessary resources to ensure completion. An inventory of all systems and products (including both information technology ("IT") and non-informational technology ("non-IT") systems) that could be affected by the Year 2000 date change has been developed, verified and categorized as to its importance to us and an assessment of all major IT and critical non-IT systems has been completed. This assessment involved inputting test data which simulates the Year 2000 date change into such IT systems and reviewing the system output for accuracy. Our assessment of critical non-IT systems involved reviewing such systems to determine whether they were date dependent. Based on such assessment, we believe that none of our critical non-IT systems are date dependent. The software for our systems is provided through service bureaus and software vendors. We have contacted all of our third party vendors and software providers and are requiring them to demonstrate and represent that the products provided are or will be Year 2000 compliant and have planned a program of testing compliance. Our service bureau, which performs substantially all of our data processing functions, has warranted in writing that its software is Year 2000 compliant and pursuant to applicable regulatory guidelines we have reviewed the results of user group tests performed by the service provider to verify this assertion. We believe that we would have recourse against the service provider for actual damages we incur in the event the service provider breaches this warranty. In addition, the FDIC has reviewed our compliance with Year 2000 issues.

     We have completed the following phases of our Year 2000 plan: (i) recognizing Year 2000 issues, (ii) assessing the impact of Year 2000 issues on our critical systems, (iii) upgrading systems as necessary to resolve those Year 2000 issues which have been identified and (iv) developing a business resumption contingency plan. We have implemented and tested all of our mission critical systems and continue to monitor customer awareness of Year 2000 issues.

     Costs of Compliance. Management does not expect the costs of bringing our systems into Year 2000 compliance will have a material adverse effect on our financial condition, results of operations or liquidity. We have budgeted $10,000 to address Year 2000 issues. As of June 30, 1999, we have incurred expenses of $6,000 in relation to Year 2000. The largest potential internal risk to us concerning Year 2000 is the malfunction of our data processing system. In the event our data processing system does not function properly, we are prepared to perform functions manually. We believe we are in compliance with regulatory guidelines regarding Year 2000 compliance, including the timetable for achieving compliance.

     Risks Related to Third Parties. The impact of Year 2000 noncompliance by third parties with which we transact business cannot be accurately gauged. We identified our largest dollar deposit (aggregate deposits over $500,000) and loan ($250,000 or more) customers and, based on information available to us, conducted an evaluation to determine which of those customers are likely to be affected by Year 2000 issues. We then surveyed those customers deemed at risk to determine their readiness with respect to Year 2000 issues, including their awareness of Year 2000 issues, plans to address such issues and progress with respect to such plans. The responses indicated that the customers are aware of Year 2000 issues, are in the process of updating their systems and have informed us that they believe they will be ready for the Year 2000 date change by the end of 1999. We will continue to monitor our customers deemed at risk and will encourage customers to resolve any identified problems. To the extent a problem is identified, we intend to monitor the customer's progress in resolving such problem. In the event that Year 2000 noncompliance adversely affects a borrower, we may be required to charge-off the loan to that borrower. For a discussion of possible effects of such charge-offs, see "-- Contingency Plans" below. In the event that Year 2000 noncompliance causes a depositor to withdraw funds, we plan to maintain additional cash on hand. We also have access to the FHLB and Federal Reserve discount windows to address any additional liquidity needs. With respect to borrowers, our loan documents include a Year 2000 disclosure form and an addendum to the loan agreement in which the borrower represents and warrants its Year 2000 compliance to us.

     Customer Awareness. We have implemented a series of notifications to our customers via statement inserts, statement messages and community forums. Future plans for increasing customer awareness will include advertising and signs regarding the Year 2000 issue located in the lobby of each banking center.

     Contingency Plans. We have finalized our contingency planning with respect to the Year 2000 date change and believe that if our own systems should fail, we could convert to a manual entry system for a period of up to six months without significant losses. We believe that any mission critical systems could be recovered and operating within seven days. In the event that the Federal Reserve is unable to handle electronic funds transfers and check clearing, we do not expect the impact to be material to our financial condition or results of operations as long as we are able to utilize an alternative electronic funds transfer and clearing source. As part of our contingency planning, we have reviewed our loan customer base and the potential impact on capital of Year 2000 noncompliance. Based upon such review, using what we consider to be a reasonable worst case scenario, we have assumed that certain of our commercial borrowers whose businesses are most likely to be affected by Year 2000 noncompliance would be unable to repay their loans, resulting in charge-offs of loan amounts in excess of collateral values. If such were the case, we believe that it is unlikely that our exposure would exceed $100,000, although there are no assurances that this amount will not be substantially higher. We do not believe that this amount is material enough for us to adjust our current methodology for making provisions to the allowance for credit losses. In addition, we plan to maintain additional cash on hand to meet any unusual deposit withdrawal activity.

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

OVERVIEW

     Net income was $4.5 million, $3.6 million and $2.7 million for the years ended December 31, 1998, 1997 and 1996, respectively, and diluted earnings per share were $1.04, $0.92 and $0.76 for these same periods. Net income increased $851,000, or 31.4%, from 1996 to 1997 primarily due to internal growth, the acquisition of the Angleton, Texas branch of Wells Fargo bank in the second quarter of 1997 and the acquisition of the Bay City, Texas branch of Norwest Bank, Texas in 1996. Net income increased $898,000, or 25.2%, from 1997 to 1998 primarily due to internal growth and the Union and Angleton acquisitions. We estimate that slightly greater than one-half of the increase in net income in both 1997 and 1998 was due to internal growth. We posted returns on average assets of 1.26%, 1.17% and 1.05% and returns on average equity of 15.97%, 16.32% and 15.36% for 1998, 1997 and 1996, respectively. We posted returns on average assets excluding amortization of goodwill of 1.40%, 1.30%, and 1.15% and returns on average equity excluding amortization of goodwill of 17.76%, 18.17% and 16.82% for the years ended December 31, 1998, 1997 and 1996, respectively. Our efficiency ratio was 57.38% in 1998, 59.48% in 1997 and 61.34% in 1996. Our
efficiency ratio excluding amortization of goodwill was 54.21% in 1998, 56.43% in 1997 and 58.96% in 1996.

     Total assets at December 31, 1998, 1997 and 1996 were $436.3 million, $320.1 million and $294.0 million, respectively. Total deposits at December 31, 1998, 1997 and 1996 were $390.7 million, $291.5 million and $270.9 million, respectively, with deposit growth from 1996 to 1997 resulting from the Angleton acquisition and deposit growth from 1997 to 1998 resulting from internal growth and the Union acquisition. Loans were $170.5 million at December 31, 1998, an increase of $49.9 million, or 41.4%, from $120.6 million at the end of 1997. Loans were $113.4 million at year end 1996. Shareholders' equity was $41.4 million, $24.8 million, and $18.8 million at December 31, 1998, 1997 and 1996, respectively. The increase in shareholders' equity from 1997 to 1998 is primarily due to our initial public offering of 1,182,517 shares of common stock in November 1998, in which we raised net proceeds of $12.8 million.

RESULTS OF OPERATIONS

  Net Interest Income

     1998 versus 1997. Our net interest income for 1998 was $13.3 million, compared with $10.9 million for 1997, an increase of $2.4 million, or 22.0%. The improvement in net interest income for 1998 was mainly due to an increase in total average interest-earning assets and a decrease in funding costs. Average interest-earning assets increased $50.1 million from $278.8 million to $328.3 million in 1998. Total funding costs decreased eight basis points from 4.04% in 1997 to 3.96% in 1998. For 1998, the net interest margin on a tax-equivalent basis increased 11 basis points to 4.13% from 4.02% in 1997.

     1997 versus 1996. Our net interest income in 1997 was $10.9 million, an increase of 22.5% over the 1996 level of $8.9 million, due to an increase in the loan portfolio in 1997. For 1997 as a whole, our funding costs decreased seven basis points from 4.11% to 4.04%, while asset yields increased eight basis points from 7.08% to 7.16%.

     The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                                  YEARS ENDED DECEMBER 31,
                           ------------------------------------------------------------------------------------------------------
                                         1998                               1997                               1996
                           --------------------------------   --------------------------------   --------------------------------
                             AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                           OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                             BALANCE       PAID      RATE       BALANCE       PAID      RATE       BALANCE       PAID      RATE
                           -----------   --------   -------   -----------   --------   -------   -----------   --------   -------
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans...................  $143,196     $12,282     8.58%     $117,586     $10,205     8.68%     $104,534      $9,136     8.74%
  Securities(1)...........   178,416      10,834     6.07       157,677       9,572     6.07       127,607       7,396     5.80
  Federal funds sold and
    other temporary
    investments...........     6,676         306     4.58         3,545         193     5.44         5,743         309     5.38
                            --------     -------               --------     -------               --------      ------
        Total
          interest-earning
          assets..........   328,288      23,422     7.13%      278,808      19,970     7.16%      237,884      16,841     7.08%
                                         -------                            -------                             ------
  Less allowance for
    credit losses.........    (1,271)                              (961)                              (820)
                            --------                           --------                           --------
        Total
          interest-earning
          assets, net of
          allowance.......   327,017                            277,847                            237,064
  Noninterest-earning
    assets................    27,834                             26,239                             20,141
                            --------                           --------                           --------
        Total assets......  $354,851                           $304,086                           $257,205
                            ========                           ========                           ========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Interest-bearing
  liabilities:
  Interest-bearing demand
    deposits..............  $ 41,710     $   670     1.61%     $ 42,898     $   915     2.13%     $ 35,285      $  741     2.10%
  Savings and money market
    accounts..............    83,428       2,838     3.40        64,448       2,158     3.35        49,429       1,620     3.28
  Certificates of
    deposit...............   128,097       6,485     5.06       113,669       5,785     5.09       105,538       5,359     5.08
  Federal funds purchased
    and other
    borrowings............     2,267         135     5.96         3,030         202     6.67         2,402         203     8.45
                            --------     -------               --------     -------               --------      ------
        Total
          interest-bearing
          liabilities.....   255,502      10,128     3.96%      224,045       9,060     4.04%      192,654       7.923     4.11%
                            --------     -------               --------     -------               --------      ------
Noninterest-bearing
  liabilities:
  Noninterest-bearing
    demand deposits.......    69,810                             57,362                             46,082
  Other liabilities.......     1,606                                858                                823
                            --------                           --------                           --------
        Total
          liabilities.....   326,918                            282,265                            239,559
                            --------                           --------                           --------
Shareholders' equity......    27,933                             21,821                             17,646
                            --------                           --------                           --------
        Total liabilities
          and
          shareholders'
          equity..........  $354,851                           $304,086                           $257,205
                            ========                           ========                           ========
Net interest rate
  spread..................                           3.17%                              3.12%                              2.97%
Net interest income and
  margin(2)...............               $13,294     4.05%                  $10,910     3.91%                   $8,918     3.75%
                                         =======                            =======                             ======
Net interest income and
  margin (tax-equivalent
  basis)(3)...............               $13,571     4.13%                  $11,222     4.02%                   $9,290     3.91%
                                         =======                            =======                             ======

---------------

(1) Yield is based on amortized cost and does not include any component of unrealized gains or losses.

(2) The net interest margin is equal to net interest income divided by average interest-earning assets.

(3) In order to make pretax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax-equivalent adjustment has been computed using a federal income tax rate of 34%.

     The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

                                                          YEARS ENDED DECEMBER 31,
                                              ------------------------------------------------
                                                   1998 VS. 1997            1997 VS. 1996
                                              -----------------------   ----------------------
                                                 INCREASE                 INCREASE
                                                (DECREASE)               (DECREASE)
                                                  DUE TO                   DUE TO
                                              --------------            -------------
                                              VOLUME   RATE    TOTAL    VOLUME   RATE   TOTAL
                                              ------   -----   ------   ------   ----   ------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.....................................  $2,223   $(146)  $2,077   $1,141   $(72)  $1,069
  Securities................................   1,259       3    1,262    1,744    432    2,176
  Federal funds sold and other temporary
     investments............................     170     (57)     113     (118)     2     (116)
                                              ------   -----   ------   ------   ----   ------
          Total increase (decrease) in
            interest income.................   3,652    (200)   3,452    2,767    362    3,129
                                              ------   -----   ------   ------   ----   ------
Interest-bearing liabilities:
  Interest-bearing demand deposits..........     (25)   (220)    (245)     160     14      174
  Savings and money market accounts.........     636      44      680      493     45      538
  Certificates of deposit...................     734     (34)     700      413     13      426
  Federal funds purchased and other
     borrowings.............................     (51)    (16)     (67)      53    (54)      (1)
                                              ------   -----   ------   ------   ----   ------
          Total increase (decrease) in
            interest expense................   1,294    (226)   1,068    1,119     18    1,137
                                              ------   -----   ------   ------   ----   ------
Increase in net interest income.............  $2,358   $  26   $2,384   $1,648   $344   $1,992
                                              ======   =====   ======   ======   ====   ======

  Provision for Credit Losses

     The allowance for credit losses at December 31, 1998 was $1.9 million, representing 1.09% of outstanding loans. One year earlier, this ratio was 0.84% of outstanding loans. The provision for credit losses charged against earnings was $239,000 in 1998 compared with $190,000 in 1997. We made the increased provision in response to the increase in our loan portfolio, our increased legal lending limit and the changing risk profile in our loan portfolio. Net loans charged off in 1998 were $66,000 compared with $97,000 in loan charge-offs in 1997.

     During 1997, we made provisions totaling $190,000 to the allowance for credit losses, a decrease of $40,000 compared with 1996. We recorded a lower provision in 1997 because we had specific reserves in the amount of $45,000 which were no longer necessary due to the repayment of the related loans. Net loans charged off in 1997 were $97,000 compared with $60,000 in loan charge-offs for 1996.

  Noninterest Income

     In 1998, noninterest income totaled $2.5 million, an increase of $228,000, or 10.1%, versus $2.3 million in 1997. The increase was primarily due to the Union and Angleton acquisitions and an increase in customer service fees. Noninterest income for 1997 was $2.3 million, a $367,000 or 19.3% increase from 1996 resulting largely from an increase in income due to insufficient funds charges and customer service fees.

     The following table presents, for the periods indicated, the major categories of noninterest income:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998     1997     1996
                                                             ------   ------   ------
                                                              (DOLLARS IN THOUSANDS)
Service charges on deposit accounts........................  $2,173   $2,062   $1,742
Other noninterest income...................................     319      202      155
                                                             ------   ------   ------
          Total noninterest income.........................  $2,492   $2,264   $1,897
                                                             ======   ======   ======

  Noninterest Expense

     For the years ended 1998, 1997 and 1996, noninterest expense totaled $9.1 million, $7.8 million and $6.6 million, respectively. Our efficiency ratio showed a positive trend over this period as it was reduced from 59% in 1996 to 54% in 1998. This reduction reflects our continued success in controlling operating expenses and integrating the Union, Angleton and Bay City acquisitions.

     The following table presents, for the periods indicated, the major categories of noninterest expense:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998     1997     1996
                                                             ------   ------   ------
                                                              (DOLLARS IN THOUSANDS)
Salaries and employee benefits.............................  $4,541   $3,968   $3,415
Non-staff expenses:
  Net occupancy expense....................................     768      811      710
  Equipment depreciation...................................     290      431      367
  Data processing..........................................     807      642      493
  Professional fees........................................     112       97      114
  Regulatory assessments and FDIC insurance................      73       63       28
  Ad valorem and franchise taxes...........................     200      164      140
  Goodwill amortization....................................     500      402      257
  Other....................................................   1,767    1,258    1,110
                                                             ------   ------   ------
          Total noninterest expense........................  $9,058   $7,836   $6,634
                                                             ======   ======   ======

     For 1998, noninterest expense totaled $9.1 million, an increase of $1.2 million, or 15.6%, over $7.8 million in 1997. Salaries and employee benefits for 1998 totaled $4.5 million, an increase of $573,000, or 14.4%, over $4.0 million for 1997. Other operating expenses of $1.8 million represented an increase of $509,000, or 40.5%, compared with $1.3 million in 1997. These increases were principally due to the Union and Angleton acquisitions. Total noninterest expenses in 1997 were $7.8 million, an 18.2% increase over the 1996 level of $6.6 million due principally to the Angleton and Bay City acquisitions. Salaries and employee benefits in 1997 increased by 16.2% from $3.4 million for the year ended December 31, 1996 to $4.0 million. The increase was principally due to additional staff associated with the Union and Angleton acquisitions.

  Income Taxes

     Income tax expense for the year ended December 31, 1998 was $2.0 million compared with $1.6 million for the year ended December 31, 1997 and $1.2 million for the year ended December 31, 1996. The effective tax rate in the years ended 1998, 1997 and 1996 was 31.3%, 30.8% and 31.4%, respectively.

FINANCIAL CONDITION

  Loan Portfolio

     At December 31, 1998, loans were $170.5 million, an increase of $49.9 million or 41.4% from $120.6 million at December 31, 1997. The growth in the loan portfolio was due to continued strong loan demand, especially in the real estate area. Our 1-4 family residential loans increased from $53.6 million at December 31, 1997 to $88.1 million at year end 1998. Agriculture loans also had a substantial increase from $6.4 million at year end 1997 to $14.1 million at year end 1998. The growth in agricultural loans was due mainly to the Union acquisition. At December 31, 1998, total loans were 43.6% of deposits and 39.1% of total assets. At December 31, 1997, total loans were 41.4% of deposits and 37.7% of total assets.

     Loans increased 6.3% during 1997 from $113.4 million at December 31, 1996 to $120.6 million at December 31, 1997. The loan growth during 1997 was primarily spread between real estate and agriculture loans and was due to increased demand for loans.

     The following table summarizes our loan portfolio by type of loan as of the dates indicated:

                                                                         DECEMBER 31,
                             ----------------------------------------------------------------------------------------------------
                                    1998                 1997                 1996                1995                1994
                             ------------------   ------------------   ------------------   -----------------   -----------------
                              AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                             --------   -------   --------   -------   --------   -------   -------   -------   -------   -------
                                                                    (DOLLARS IN THOUSANDS)
Commercial and
industrial.................  $ 16,972      9.9%   $ 11,611      9.6%   $ 10,633      9.4%   $10,445     11.8%   $ 9,479     12.4%
Real estate:
  Construction and land
    development............     1,727      1.0       6,453      5.3       5,021      4.4      2,507      2.8      2,139      2.8
  1-4 family residential...    80,062     47.0      53,625     44.5      49,845     44.0     40,331     45.4     37,247     48.7
  Home equity..............     8,077      4.7          NA       NA          NA       NA         NA       NA         NA       NA
  Commercial mortgages.....    22,240     13.1      16,277     13.5      14,376     12.7     12,835     14.5      9,520     12.5
  Farmland.................     6,148      3.6       5,804      4.8       5,468      4.8      3,989      4.5      3,529      4.6
  Multifamily
    residential............     1,090      0.6         937      0.8       1,068      0.9        716      0.8         64      0.0
Agriculture................    14,107      8.3       6,359      5.3       5,686      5.0      4,666      5.2      4,605      6.0
Consumer...................    20,055     11.8      19,512     16.2      21,285     18.8     13,308     15.0      9.960     13.0
                             --------    -----    --------    -----    --------    -----    -------    -----    -------    -----
        Total loans........  $170,478    100.0%   $120,578    100.0%   $113,382    100.0%   $88,797    100.0%   $76,543    100.0%
                             ========    =====    ========    =====    ========    =====    =======    =====    =======    =====

     The contractual maturity ranges of the commercial and industrial and construction and land development portfolios and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 1998 are summarized in the following table:

                                                             DECEMBER 31, 1998
                                                --------------------------------------------
                                                           AFTER ONE
                                                ONE YEAR    THROUGH     AFTER FIVE
                                                OR LESS    FIVE YEARS     YEARS       TOTAL
                                                --------   ----------   ----------   -------
                                                           (DOLLARS IN THOUSANDS)
Commercial and industrial.....................  $10,354      $4,355       $2,263     $16,972
Construction and land development.............    1,707          20           --       1,727
                                                -------      ------       ------     -------
          Total...............................  $12,061      $4,375       $2,263     $18,699
                                                =======      ======       ======     =======
Loans with a predetermined interest rate......  $ 6,248      $2,879       $1,670     $10,797
Loans with a floating interest rate...........    5,813       1,496          593       7,902
                                                -------      ------       ------     -------
          Total...............................  $12,061      $4,375       $2,263     $18,699
                                                =======      ======       ======     =======

  Nonperforming Assets

     Our conservative lending approach, as well as a healthy local economy, have resulted in strong asset quality. We had nonperforming assets of $140,000 at December 31, 1998 and no nonperforming assets as of December 31, 1997 or 1996.

     The following table presents information regarding nonperforming assets at the dates indicated:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                         1998    1997    1996    1995    1994
                                                         -----   -----   -----   -----   -----
                                                                (DOLLARS IN THOUSANDS)
Nonaccrual loans.......................................  $   5   $  --   $  --   $  --   $  --
Restructured loans.....................................     --      --      --      --      --
Other real estate......................................    135      --      --      --      15
                                                         -----   -----   -----   -----   -----
          Total nonperforming assets...................  $ 140   $  --   $  --   $  --   $  15
                                                         =====   =====   =====   =====   =====
Nonperforming assets to total loans and other real
  estate...............................................   0.08%   0.00%   0.00%   0.00%   0.02%

  Allowance for Credit Losses

     For the year ended 1998, net charge-offs totaled $66,000 or 0.05% of average loans outstanding for the period, compared with net charge-offs of $97,000 or 0.08% of average loans outstanding during 1997. Our net charge-offs totaled $60,000 or 0.06% of average loans outstanding in 1996. During 1998, we recorded a provision for credit losses of $239,000 compared with $190,000 for 1997. At December 31, 1998, the allowance totaled $1.9 million, or 1.09% of total loans. We made a provision for credit losses of $190,000 during 1997 compared with a provision of $230,000 for 1996. At December 31, 1997, the allowance aggregated $1.0 million, or 0.84% of total loans. At December 31, 1996, the allowance was $923,000, or 0.81% of total loans.

     The following table presents, for the periods indicated, an analysis of the allowance for credit losses and other related data:

                                                         YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------
                                              1998       1997       1996      1995      1994
                                            --------   --------   --------   -------   -------
                                                          (DOLLARS IN THOUSANDS)
Average loans outstanding.................  $143,196   $117,586   $104,534   $81,631   $69,200
                                            ========   ========   ========   =======   =======
Gross loans outstanding at end of
  period..................................  $170,478   $120,578   $113,382   $88,797   $76,543
                                            ========   ========   ========   =======   =======
Allowance for credit losses at beginning
  of period...............................  $  1,016   $    923   $    753   $   588   $   734
Balance acquired with Union acquisition...       661         --         --        --        --
Provision for credit losses...............       239        190        230       175       188
Charge-offs:
  Commercial and industrial...............        --        (26)        (9)       (6)      (31)
  Real estate and agriculture.............       (14)       (47)        --        (2)     (270)
  Consumer................................       (67)       (57)       (64)      (24)     (129)
Recoveries:
  Commercial and industrial...............         5         15         --        --        17
  Real estate and agriculture.............        --          7         --         3        51
  Consumer................................        10         11         13        19        28
                                            --------   --------   --------   -------   -------
Net (charge-offs) recoveries..............       (66)       (97)       (60)      (10)     (334)
Allowance for credit losses at end of
  period..................................  $  1,850   $  1,016   $    923   $   753   $   588
                                            ========   ========   ========   =======   =======
Ratio of allowance to end of period
  loans...................................      1.09%      0.84%      0.81%     0.85%     0.77%
Ratio of net charge-offs to average
  loans...................................      0.05       0.08       0.06      0.01      0.48
Ratio of allowance to end of period
  nonperforming loans.....................        --         --         --        --        --

     The following tables describe the allocation of the allowance for credit losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                                      DECEMBER 31,
                                                       -------------------------------------------
                                                               1998                   1997
                                                       --------------------   --------------------
                                                                PERCENT OF             PERCENT OF
                                                                 LOANS TO               LOANS TO
                                                       AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                                       ------   -----------   ------   -----------
                                                                 (DOLLARS IN THOUSANDS)
Balance of allowance for credit losses applicable to:
  Commercial and industrial..........................  $   18        9.9%     $   41        9.6%
  Real estate........................................      70       70.0          59       68.9
  Agriculture........................................      40        8.3          --        5.3
  Consumer...........................................       1       11.8          51       16.2
  Unallocated........................................   1,721         --         865         --
                                                       ------      -----      ------      -----
          Total allowance for credit losses..........  $1,850      100.0%     $1,016      100.0%
                                                       ======      =====      ======      =====

                                                              DECEMBER 31,
                                   ------------------------------------------------------------------
                                           1996                   1995                   1994
                                   --------------------   --------------------   --------------------
                                            PERCENT OF             PERCENT OF             PERCENT OF
                                             LOANS TO               LOANS TO               LOANS TO
                                   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                   ------   -----------   ------   -----------   ------   -----------
                                                         (DOLLARS IN THOUSANDS)
Balance of allowance for credit
losses applicable to:
  Commercial and industrial......   $  9         9.4%      $  7        11.8%      $ 15        12.4%
  Real estate....................     34        66.8         27        68.0         33        68.6
  Agriculture....................     --         5.0         --         5.2         --         6.0
  Consumer.......................      6        18.8          6        15.0          4        13.0
  Unallocated....................    874          --        713          --        536          --
                                    ----       -----       ----       -----       ----       -----
          Total allowance for
            credit losses........   $923       100.0%      $753       100.0%      $588       100.0%
                                    ====       =====       ====       =====       ====       =====

  Securities

     The following table summarizes the amortized cost of securities as of the dates shown (available-for-sale securities are not adjusted for unrealized gains or losses):

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
U.S. Treasury securities and obligations
of U.S. government agencies.............  $128,603   $ 83,160   $ 60,830   $ 42,147   $ 33,037
Mortgage-backed securities..............    66,651     64,168     59,382     41,278     34,956
States and political subdivisions.......    19,048     11,829     13,042     15,753     17,440
Collateralized mortgage obligations.....    12,914      8,749     14,341     18,411     36,676
                                          --------   --------   --------   --------   --------
          Total.........................  $227,216   $167,906   $147,595   $117,589   $122,109
                                          ========   ========   ========   ========   ========

     The following table summarizes the contractual maturity of securities and their weighted average yields (available-for-sale securities are not adjusted for unrealized gains or losses):

                                                                           DECEMBER 31, 1998
                                      -------------------------------------------------------------------------------------------
                                                         AFTER ONE YEAR    AFTER FIVE YEARS
                                          WITHIN           BUT WITHIN         BUT WITHIN
                                         ONE YEAR          FIVE YEARS          TEN YEARS       AFTER TEN YEARS        TOTAL
                                      ---------------   ----------------   -----------------   ---------------   ----------------
                                      AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD
                                      -------   -----   --------   -----   --------   ------   -------   -----   --------   -----
                                                                        (DOLLARS IN THOUSANDS)
U.S. Treasury securities and
obligations of U.S. government
agencies............................  $18,654   6.07%   $ 95,864   6.05%   $14,081    6.39%    $    --     --%   $128,599   6.09%
Mortgage-backed securities..........    5,515   4.43      23,193   6.16      7,589      6.4     30,361   6.01      66,658   5.98
States and political subdivisions...    1,473   5.04      11,617   4.84      5,684     5.07        272   7.45      19,046   4.96
Collateralized mortgage
  obligations.......................    1,606   6.69         890   6.35         --       --     10,417   6.29      12,913   6.34
                                      -------           --------           -------             -------           --------
        Total.......................  $27,248   5.72%   $131,564   5.96%   $27,354    6.12%    $41,050   6.09%   $227,216   5.98%
                                      =======   ====    ========   ====    =======     ====    =======   ====    ========   ====

     The tax-exempt states and political subdivisions are not calculated on a tax-equivalent basis. On a tax-equivalent basis, the yield on states and political subdivisions would have been 7.52% at December 31, 1998.

     The following table summarizes the carrying value by classification of securities as of the dates shown:

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
Available-for-sale......................  $113,828   $ 38,612   $ 49,342   $ 35,452   $ 25,411
Held-to-maturity........................   113,916    129,256     98,222     82,053     96,501
                                          --------   --------   --------   --------   --------
          Total.........................  $227,744   $167,868   $147,564   $117,505   $121,912
                                          ========   ========   ========   ========   ========

     At December 31, 1998, securities totaled $227.7 million, an increase of $59.9 million, or 35.7%, from $167.9 million at December 31, 1997, as we invested deposits from the Union acquisition. At December 31, 1998, securities represented 56.7% of total deposits and 52.2% of total assets.

     Securities increased $20.3 million, or 13.8%, from $147.6 million at December 31, 1996 to $167.9 million at December 31, 1997, as we invested deposits from the Angleton and Bay City acquisitions.

     The following tables present the amortized cost and fair value of securities classified as available-for-sale at December 31, 1998, 1997 and 1996:

                                              DECEMBER 31, 1998                                DECEMBER 31, 1997
                                ----------------------------------------------   ---------------------------------------------
                                              GROSS        GROSS                               GROSS        GROSS
                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                  COST        GAINS        LOSSES      VALUE       COST        GAINS        LOSSES      VALUE
                                ---------   ----------   ----------   --------   ---------   ----------   ----------   -------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Treasury securities and
obligations of U.S. government
agencies......................  $ 67,864       $285         $ 58      $ 68,091    $19,988       $ 57         $ --      $20,045
Mortgage-backed securities....    30,578         98          176        30,500     17,299         61          258       17,102
States and political
  subdivisions................     4,026        239           --         4,265      1,363        102           --        1,465
Collateralized mortgage
  obligations.................    10,832        166           26        10,972         --         --           --           --
                                --------       ----         ----      --------    -------       ----         ----      -------
        Total.................  $113,300       $788         $260      $113,828    $38,650       $220         $258      $38,612
                                ========       ====         ====      ========    =======       ====         ====      =======

                                                                       DECEMBER 31, 1996
                                                         ---------------------------------------------
                                                                       GROSS        GROSS
                                                         AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                           COST        GAINS        LOSSES      VALUE
                                                         ---------   ----------   ----------   -------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Treasury securities and obligations of U.S.
government agencies....................................   $29,980       $127         $ --      $30,107
Mortgage-backed securities.............................    17,952         43          306       17,689
States and political subdivisions......................     1,441        105           --        1,546
Collateralized mortgage obligations....................        --         --           --           --
                                                          -------       ----         ----      -------
          Total........................................   $49,373       $275         $306      $49,342
                                                          =======       ====         ====      =======

     The following tables present the amortized cost and fair value of securities classified as held-to-maturity at December 31, 1998, 1997 and 1996:

                                              DECEMBER 31, 1998                                DECEMBER 31, 1997
                                ----------------------------------------------   ----------------------------------------------
                                              GROSS        GROSS                               GROSS        GROSS
                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR     AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                  COST        GAINS        LOSSES      VALUE       COST        GAINS        LOSSES      VALUE
                                ---------   ----------   ----------   --------   ---------   ----------   ----------   --------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Treasury securities and
obligations of U.S. government
agencies......................  $ 60,739      $  572        $  2      $ 61,309   $ 63,171       $245         $ 21      $ 63,395
Mortgage-backed securities....    36,074         265         100        36,239     46,871        372          222        47,021
States and political
  subdivisions................     2,081          --           3         2,078      8,749         19           15         8,753
Collateralized mortgage
  obligations.................    15,022         376           3        15,395     10,465        141            1        10,605
                                --------      ------        ----      --------   --------       ----         ----      --------
        Total.................  $113,916      $1,213        $108      $115,021   $129,256       $777         $259      $129,774
                                ========      ======        ====      ========   ========       ====         ====      ========

                                                                       DECEMBER 31, 1996
                                                         ---------------------------------------------
                                                                       GROSS        GROSS
                                                         AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                           COST        GAINS        LOSSES      VALUE
                                                         ---------   ----------   ----------   -------
                                                                    (DOLLARS IN THOUSANDS)
U.S. Treasury securities and obligations of U.S.
government agencies....................................   $30,849       $121         $121      $30,849
Mortgage-backed securities.............................    41,431         90          704       40,817
States and political subdivisions......................    14,341         --          103       14,238
Collateralized mortgage obligations....................    11,601        173           18       11,756
                                                          -------       ----         ----      -------
          Total........................................   $98,222       $384         $946      $97,660
                                                          =======       ====         ====      =======

  Deposits

     Deposits at December 31, 1998 were $390.7 million, an increase of $99.2 million, or 34.0%, from $291.5 million at December 31, 1997. The increase is attributable to internal growth and the Union acquisition. Noninterest-bearing deposits of $85.0 million at December 31, 1998 increased $23.6 million, or 38.4%, from $61.4 million at December 31, 1997. Noninterest-bearing deposits as of December 31, 1997 were $61.4 million compared with $55.2 million at December 31, 1996. Interest-bearing deposits at December 31, 1998 were $305.7 million, up $75.6 million, or 32.9%, from $230.1 million at December 31, 1997. Total deposits at December 31, 1996 were $270.9 million.

     The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 1998, 1997 and 1996 are presented below:

                                                         YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                                 1998              1997              1996
                                            ---------------   ---------------   ---------------
                                             AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE
                                            --------   ----   --------   ----   --------   ----
                                                          (DOLLARS IN THOUSANDS)
Interest-bearing checking.................  $ 41,710   1.61%  $ 42,898   2.13%  $ 35,285   2.10%
Regular savings...........................    10,640   2.45      9,215   2.32      7,674   2.46
Money market savings......................    72,788   3.54     55,233   3.50     41,755   3.43
Time deposits.............................   128,097   5.06    113,669   5.08    105,538   5.08
                                            --------   ----   --------   ----   --------   ----
          Total interest-bearing
            deposits......................   253,235   3.95    221,015   4.00    190,252   4.06
Noninterest-bearing deposits..............    69,810     --     57,362     --     46,082     --
                                            --------   ----   --------   ----   --------   ----
          Total deposits..................  $323,045   3.09%  $278,377   3.18%  $236,334   3.27%
                                            ========   ====   ========   ====   ========   ====

     The following table sets forth the amount of our certificates of deposit that were $100,000 or greater by time remaining until maturity at December 31, 1998:

                                                      DECEMBER 31, 1998
                                                    ----------------------
                                                    (DOLLARS IN THOUSANDS)
Three months or less..............................         $ 5,835
Over three through six months.....................           9,603
Over six through 12 months........................          21,296
Over 12 months....................................           6,097
                                                           -------
          Total deposits..........................         $42,831
                                                           =======

  Other Borrowings

     Deposits are our primary source of funds for lending and investment activities. Occasionally, we obtain additional funds from the Federal Home Loan Bank and correspondent banks. At December 31, 1998, we had borrowings of $2.4 million compared with $2.8 million at December 31, 1997 and zero at December 31, 1996.

     At December 31, 1998 and 1997, we had no outstanding borrowings under a revolving line of credit extended by a commercial bank. At December 31, 1996, we had $3.3 million outstanding under this line of credit.

  Interest Rate Sensitivity and Liquidity

     The following table sets forth our interest rate sensitivity analysis at December 31, 1998:

                                                           VOLUMES SUBJECT TO REPRICING WITHIN
                                                 -------------------------------------------------------
                                                   0-30       31-180      181-365     AFTER
                                                   DAYS        DAYS        DAYS      ONE YEAR    TOTAL
                                                 ---------   ---------   ---------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities...................................  $  24,450   $  38,838   $  47,530   $116,398   $227,216
  Loans........................................     31,204      21,744      14,329    103,201    170,478
  Other temporary investments..................         99          --          --         --         99
                                                 ---------   ---------   ---------   --------   --------
         Total interest-earning assets.........     55,753      60,582      61,859    219,599    397,793
                                                 ---------   ---------   ---------   --------   --------
Interest-bearing liabilities:
  Demand, money market and savings deposits....  $ 144,613   $      --   $      --   $     --   $144,613
  Certificates of deposit and other time
    deposits...................................     17,072      74,756      47,428     21,814    161,070
  Federal funds purchased and FHLB advances....      2,437          --          --         --      2,437
                                                 ---------   ---------   ---------   --------   --------
         Total interest-bearing liabilities....    164,122      74,756      47,428     21,814    308,120
                                                 ---------   ---------   ---------   --------   --------
  Period GAP...................................  $(108,369)  $ (14,174)  $  14,431   $197,785   $ 89,673
  Cumulative GAP...............................  $(108,369)  $(122,543)  $(108,112)  $ 89,673
  Period GAP to total assets...................     (24.84)%     (3.25)%      3.31%     45.33%
  Cumulative GAP to total assets...............     (24.84)%    (28.09)%    (24.78)%    20.55%

     See "-- Interest Rate Sensitivity and Liquidity" for the six months ended June 30, 1999 and 1998 for a discussion of our policies regarding asset and liability risk management.

  Capital Resources

     Shareholders' equity increased to $41.4 million at December 31, 1998 from $24.8 million at December 31, 1997, an increase of $16.6 million or 67.0%. This increase was primarily the result of net income of $4.5 million plus $12.8 million in net proceeds from our initial public offering, offset by dividends paid on the common stock of $1.1 million. During 1997, shareholders' equity increased by $6.0 million, or 31.9%, from $18.8 million at December 31, 1996. This increase was due to net income of $3.6 million plus $3.0 million in proceeds from the issuance of 480,000 shares of our common stock, offset by dividends paid on the common stock of $575,000.

     The following table provides a comparison of the leverage and risk-weighted capital ratios of us and the bank as of December 31, 1998 to the minimum and well capitalized regulatory standards:

                                                             TO BE WELL
                                        MINIMUM             CAPITALIZED
                                       REQUIRED             UNDER PROMPT
                                      FOR CAPITAL        CORRECTIVE ACTION       ACTUAL RATIO AT
                                       PURPOSES              PROVISIONS         DECEMBER 31, 1998
                                   -----------------   ----------------------   -----------------
PROSPERITY
  Leverage ratio.................         3.00%(1)                N/A                  7.58%
  Tier 1 risk-based capital
     ratio.......................         4.00%                   N/A                 18.02%
  Risk-based capital ratio.......         8.00%                   N/A                 19.08%
FIRST PROSPERITY BANK
  Leverage ratio.................         3.00%(2)               5.00%                 5.00%
  Tier 1 risk-based capital
     ratio.......................         4.00%                  6.00%                11.87%
  Risk-based capital ratio.......         8.00%                 10.00%                12.93%

---------------

(1) The Federal Reserve may require us to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The FDIC may require the bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

                                    BUSINESS

GENERAL

     We were formed in 1983 as a vehicle to acquire the former Allied Bank in Edna, Texas which was chartered in 1949. We derive substantially all of our income from our wholly-owned bank subsidiary, First Prosperity Bank. As a result of our recent acquisition of South Texas Bancshares, we have 15 full-service banking centers in the greater Houston metropolitan area and nine contiguous counties situated to the south and southwest of Houston and extending into South Texas.

     Operating under a community banking philosophy, we seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. We have grown through a combination of internal growth, the acquisition of community banks and branches and the opening of new banking centers. Utilizing a low cost of funds and employing stringent cost controls, we have been profitable in every full year of our existence, including the period of adverse economic conditions in Texas in the late 1980s. Since 1989, our net income has grown at a compounded annual rate of 45.1%.

     From 1988 to 1992, as a sound and profitable institution, we took advantage of the economic downturn and acquired the deposits and certain assets of failed banks in West Columbia, El Campo and Cuero, Texas and two failed banks in Houston, which diversified our franchise and increased our core deposits. We opened a full-service banking center in Victoria, Texas in 1993 and the following year established a banking center in Bay City, Texas. We expanded our Bay City presence in 1996 with the acquisition of an additional branch location from Norwest Bank Texas, and in 1997, we acquired the Angleton, Texas branch of Wells Fargo Bank. In 1998, we enhanced our West Columbia banking center with the purchase of a commercial bank branch located in West Columbia and acquired Union State Bank in East Bernard, Texas. As a result of the addition of these acquisitions and internal growth, our assets have increased from $79.4 million at the end of 1989 to $442.8 million as of June 30, 1999 and our deposits have increased from $70.3 million to $398.4 million in that same period. In addition, on October 1, 1999, we acquired South Texas Bancshares, with locations in Beeville, Mathis and Goliad, Texas. At June 30, 1999, South Texas Bancshares had total assets of $135.8 million, total deposits of $119.0 million and total loans (net of unearned discount and allowance for loan losses) of $34.5 million. Along with steady asset growth, our financial performance has been characterized by consistent core earnings and strong asset quality.

     Our primary market consists of the communities served by our three locations in the greater Houston metropolitan area and our 12 locations in nine contiguous counties (Brazoria, Wharton, Matagorda, Jackson, Victoria, DeWitt, Goliad, Bee and San Patricio) located to the south and southwest of Houston and extending into South Texas. Texas Highway 59 (scheduled to become Interstate Highway 69), which serves as the primary "NAFTA Highway" linking the interior United States and Mexico, runs directly through the center of our market area. The increased traffic along this NAFTA Highway has enhanced economic activity in our market area and created opportunities for growth. The diverse nature of the economies in each local market we serve provides us with a varied customer base and allows us to spread our lending risk throughout a number of different industries including farming, ranching, petrochemicals, manufacturing, tourism, recreation and professional service firms and their principals. Our primary competition in our market areas outside of Houston is small community banks or branches of large regional banks. Management believes that as one of the few publicly traded mid-sized financial institutions that combines responsive community banking with the variety of products and services of a regional bank holding company, we have a competitive advantage in our market area and excellent growth opportunities through acquisitions, new branch locations and additional business development.

     Our directors and officers are important to our success in developing broad customer relationships and play a key role in our business development efforts by actively participating in a number of civic and public service activities in the communities we serve, such as the Rotary Club, Lion's Club, United Way and Chamber of Commerce. In addition, our banking centers in Bay City, Clear Lake, Cuero, Edna,

Meyerland, Post Oak and Victoria maintain community development boards. The functions of these boards are to solicit new business, develop customer relations and provide valuable community knowledge to their respective banking center Presidents.

     We have invested heavily in our officers and associates by recruiting talented officers in our market areas and providing them with economic incentives in the form of stock options and bonuses based on cross-selling performance. The senior management team has substantial experience in both our Houston and surrounding market areas. Each banking center location is administered by a local president with knowledge of the community and lending expertise in the specific industries found in the community. We entrust our banking center presidents with authority and flexibility within general parameters with respect to product pricing and decision making in order to avoid the bureaucratic structure of larger banks. We operate each banking center as a separate profit center, maintaining separate data with respect to each banking center's net interest income, efficiency ratio, deposit growth, loan growth and overall profitability. Banking center presidents are accountable for performance in these areas and compensated accordingly. Each banking center has its own local telephone number, which enables a customer to be served by a local banker.

BANK ACTIVITIES

     We offer a variety of traditional loan and deposit products to our customers, which consist primarily of consumers and small and medium-sized businesses. We tailor our products to the specific needs of customers in a given market. At October 1, 1999, we maintained approximately 48,000 separate deposit accounts and 7,000 separate loan accounts.

     We have been an active mortgage lender, with 1-4 family residential and commercial mortgage loans comprising 59.6% of our total loans as of June 30, 1999. We also offer loans for automobiles and other consumer durables, home equity loans, debit cards, personal computer banking and other cash management services and telebanking. By offering certificates of deposit, NOW accounts, savings accounts and overdraft protection at competitive rates, we give our depositors a full range of traditional deposit products. We have successfully introduced Banclub, which for a monthly fee provides consumers with a package of benefits including unlimited free checking, personalized checks, credit card protection, free travelers checks, cashier's checks, money orders and certain travel discounts.

     The businesses we target are primarily those that require aggregate loans in the $100,000 to $3.0 million range. We offer these businesses a broad array of loan products including term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner-occupied commercial real estate loans. For our business customers, we have developed a specialized checking product called Business 10 Checking which provides discounted fees for checking and normal account analysis.

BUSINESS STRATEGIES

     Our main objective is to take advantage of expansion opportunities while maintaining efficiency and individualized customer service and maximizing profitability. To achieve this objective, we have emphasized the following strategies:

     Continue Community Banking Emphasis. We intend to continue operating as a community banking organization focused on meeting the specific needs of consumers and small and medium-sized businesses in our market areas. We will continue to provide a high degree of responsiveness combined with a wide variety of banking products and services. We staff our banking centers with experienced bankers with lending expertise in the specific industries found in the community, giving them authority to make certain pricing and credit decisions, thereby attempting to avoid the bureaucratic structure of large banks.

     Expand Market Share Through Internal Growth and a Disciplined Acquisition Strategy. We intend to continue seeking opportunities, both inside and outside our existing markets, to expand either by establishing new branches or by acquiring existing banks or branches of banks. All of our acquisitions have been accretive to earnings immediately and have supplied us with relatively low-cost deposits which have been used to fund our lending activities. Factors we use to evaluate expansion opportunities include similarity in management and operating philosophies, whether the acquisition will be accretive to earnings and enhance shareholder value, the ability to achieve economies of scale to improve our efficiency ratio and the opportunity to enhance our image and market presence.

     Increase Loan Volume and Diversify Loan Portfolio. Historically, we have elected to trade off some earnings for the historically lower credit losses associated with home mortgage loans. While maintaining our conservative approach to lending, we plan to emphasize both new and existing loan products, focusing on growing our home equity and commercial loan portfolios. Among new loan products, we have successfully introduced home equity lending. At June 30, 1999, we had a balance of $9.9 million in such loans. We have also increased our number of loans to finance the construction of commercial owner-occupied real estate and loans to commercial businesses for accounts receivable financing and other purposes. We are also targeting professional service firms such as legal and medical practices for both loans secured by owner-occupied premises and personal loans to their principals. As an outgrowth of our traditional mortgage lending activity, we are making more jumbo mortgage loans, particularly in the Houston area.

     Enhance Cross-Selling Through the Use of Incentives and Technology. We recognize that our customer base provides significant opportunities to cross-sell various products, and therefore we seek to develop broader customer relationships by identifying cross-selling opportunities. We use training, incentives and friendly competition to encourage cross-selling efforts and increase cross-selling results. To assist with cross-selling efforts, we have updated our technology to help officers and associates identify cross-selling opportunities. Using data which includes existing and related account relationships, our officers and associates inform customers of additional products when customers visit or call the various banking centers or use their drive-in facilities. In addition, we include product information in monthly statements and other mailouts. The products most frequently targeted for cross-selling include auto loans, mortgage loans, home equity loans, checking accounts, savings accounts, certificates of deposit, individual retirement accounts, direct deposit accounts, personal computer banking and safe deposit boxes.

     Continue Strict Focus on Efficiency. We plan to maintain our stringent cost control practices and policies. We have invested significantly in the infrastructure required to centralize many of our critical operations, such as data processing and loan application processing. For our banking centers, which we operate as independent profit centers, we supply complete support in the areas of loan review, internal audit, compliance and training. We maintain a products committee which provides support in the areas of product development, marketing and pricing. Management believes that this centralized infrastructure can accommodate substantial additional growth while enabling us to minimize operational costs through certain economies of scale.

     Maintain Strong Asset Quality. We intend to maintain the strong asset quality that has been representative of our historical loan portfolio. As we diversify and increase our lending activities, we may face higher risks of nonpayment and increased risks in the event of economic downturns. We intend, however, to continue to employ the strict underwriting guidelines and comprehensive loan review process that have contributed to our low incidence of nonperforming assets and our minimal charge-offs.

RECENT ACQUISITION

     We actively pursue an acquisition strategy designed to increase efficiency, market share and return to shareholders. As part of this strategy, on October 1, 1999 we acquired South Texas Bancshares and its subsidiary, The Commercial National Bank of Beeville, pursuant to a statutory merger for aggregate cash consideration of $23,350,000. We will operate the newly acquired banking locations in Beeville, Mathis and Goliad, Texas as banking centers, continuing to conduct business which includes conventional consumer and commercial products and services, including interest and noninterest-bearing depository accounts and commercial, industrial, consumer, agricultural and real estate lending. As of June 30, 1999, South Texas

Bancshares had total assets of $135.8 million, total deposits of $119.0 million and total loans (net of unearned discount and allowance for loan losses) of $34.5 million.

     The South Texas Bancshares acquisition has provided us with a presence in the South Texas towns of Beeville, Mathis and Goliad. We believe South Texas Bancshares had a lending philosophy which is similar to our own philosophy. Our significantly higher lending limit is expected to create lending opportunities in the market that South Texas Bancshares was unable to take advantage of prior to the acquisition. Furthermore, the acquisition provided us with the ability to offer trust services to our customers. Similar to our previous acquisitions, the South Texas Bancshares acquisition is expected to be accretive to earnings immediately and result in economies of scale and savings for us from the operation of the newly acquired offices as additional banking centers.

COMPETITION

     The banking business is highly competitive, and our profitability depends principally on our ability to compete successfully in our market areas. We compete with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other nonfinancial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we do. We have been able to compete effectively with other financial institutions by emphasizing customer service, technology and responsive decision-making by establishing long-term customer relationships and building customer loyalty as well as by providing products and services designed to address the specific needs of our customers. We expect competition from both financial and nonfinancial institutions to continue.

ASSOCIATES

     As of June 30, 1999, we and the bank had 136 full-time equivalent associates, 65 of whom were officers of the bank. We provide medical and hospitalization insurance to our full-time associates. We consider our relations with our associates to be excellent. Neither we nor the bank is a party to any collective bargaining agreement.

PROPERTIES

     We conduct business at 15 full-service banking center locations. Our corporate headquarters are located at 3040 Post Oak Boulevard, Houston, Texas. We own all of the buildings in which our banking centers are located other than the Post Oak, Meyerland and Victoria banking centers. The lease terms of the Post Oak, Meyerland and Victoria banking centers expire in July 2002, October 2003 and December 2001, respectively. The expiration dates do not include the renewal option periods which may be available. The following table sets forth specific information on each of our banking centers:

                                                                          DEPOSITS AT
LOCATION                              ADDRESS                            JUNE 30, 1999
--------                              -------                        ----------------------
                                                                     (DOLLARS IN THOUSANDS)
Angleton............................  116 South Velasco                     $30,868
                                      Angleton, Texas 77516
Bay City-North......................  1600 Seventh St                        16,209
                                      Bay City, Texas 77404
Bay City-South......................  3700 Avenue F                          29,627
                                      Bay City, Texas 77404
Beeville(1).........................  100 South Washington                   78,578
                                      Beeville, Texas 78107
                                      1901 North St. Mary's Street
                                      Beeville, Texas 78107

                                                                          DEPOSITS AT
LOCATION                              ADDRESS                            JUNE 30, 1999
--------                              -------                        ----------------------
                                                                     (DOLLARS IN THOUSANDS)
Clear Lake..........................  100 West Medical Center Blvd          $27,948
                                      Webster, Texas 77598
Cuero...............................  106 North Esplanade                    23,776
                                      Cuero, Texas 77954
East Bernard........................  700 Church St                          63,331
                                      East Bernard, Texas 77435
Edna................................  102 North Wells                        33,869
                                      Edna, Texas 77962
El Campo............................  1301 North Mechanic                    44,261
                                      El Campo, Texas 77437
Goliad..............................  145 North Jefferson                    12,953
                                      Goliad, Texas 77963
Mathis..............................  103 North Highway 359                  27,471
                                      Mathis, Texas 78368
Meyerland...........................  8801 West Loop South                   20,902
                                      Houston, Texas 77252
                                      3040 Post Oak Blvd. Suite
Post Oak............................  150                                    54,887
                                      Houston, Texas 77056
Victoria............................  2702 North Navarro                     14,196
                                      Victoria, TX 77903
West Columbia.......................  510 East Brazos                        38,505
                                      West Columbia, TX 77486

---------------

(1) The Beeville banking center consists of the main office located at 100 South Washington and a drive-thru facility located approximately one-half mile from the main office.

LEGAL PROCEEDINGS

     We and the bank are from time to time parties to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there is any pending or threatened proceeding against us or the bank which, if determined adversely, would have a material effect on our business, financial condition or results of operations or those of the bank.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors and the executive officers of the bank:

NAME                                         AGE                    POSITION
----                                         ---                    --------
Harry Bayne................................  59    Class II Director of Prosperity
James A. Bouligny..........................  63    Class II Director of Prosperity
J. T. Herin................................  83    Class I Director of Prosperity
David Hollaway.............................  43    Treasurer and Chief Financial Officer of
                                                     Prosperity; Senior Vice President and
                                                     Chief Financial Officer of First
                                                     Prosperity Bank
Tracy T. Rudolph...........................  60    Chairman of the Board, Class III Director
                                                   and President of Prosperity; Chairman of
                                                     the Board of First Prosperity Bank
Charles M. Slavik..........................  83    Class I Director of Prosperity
Harrison Stafford..........................  87    Class I Director of Prosperity
Robert Steelhammer.........................  58    Class II Director of Prosperity
David Zalman...............................  43    Class III Director and Vice
                                                   President/Secretary of Prosperity; Director
                                                     and President of First Prosperity Bank

     There are no family relationships among any of our executive officers and directors.

     Harry Bayne. Mr. Bayne has been a director of Prosperity since 1989. He has been the President and Chief Executive Officer of Varitec Industries, Inc. in Houston for more than the past five years. Since 1967, Mr. Bayne has served as President of Bayne TV & Appliance Co., a subsidiary of Varitec Industries, Inc. Mr. Bayne is active in the Houston and Bay Area Chambers of Commerce.

     Jim Bouligny. Mr. Bouligny has been a director of Prosperity since 1991. Mr. Bouligny has been a name partner in the El Campo law firm of Duckett, Bouligny & Collins, LLP for more than the past five years. Mr. Bouligny received a Bachelor of Business Administration degree and a Juris Doctor degree from the University of Texas. Mr. Bouligny's civic activities include a 24 year tenure as a member of the Board of Directors of Wharton County Junior College. He is currently a member of the MG and Lillie Johnson Foundation.

     J. T. Herin. Mr. Herin has been a director of Prosperity since 1989. His affiliation with the bank started in 1953 with his election to the Board of Directors. He has been the owner of the J-Bar Ranch in Ganado for more than the past five years.

     David Hollaway. Mr. Hollaway has been Senior Vice President and Chief Financial Officer of the bank since 1992 and Treasurer of Prosperity since 1993. He became Chief Financial Officer of Prosperity in 1998. From 1990 to 1992, Mr. Hollaway worked for the Resolution Trust Corporation in its Gulf Coast Consolidated Office in Houston. From 1988 to 1990, he worked as the Cost Accounting Manager of San Jacinto Savings Association in Bellaire, Texas. From 1981 to 1988, Mr. Hollaway was Vice President-Auditor of South Main Bank in Houston. Mr. Hollaway is a Certified Public Accountant.

     Tracy T. Rudolph. Mr. Rudolph founded Prosperity in 1983 and has served as Chairman of the Board since its inception. From 1980 to 1986, Mr. Rudolph was Chairman and Chief Executive Officer of South Main Bank in Houston. Prior to that, he worked at Town & Country Bank in Houston from 1972 to 1980, where he became President and Chief Executive Officer prior to that bank's acquisition by Allied Bancshares, Inc. Mr. Rudolph has over 35 years of commercial banking experience.

     Charles M. Slavik. Mr. Slavik has been a director of Prosperity since 1993 and was a founding director of the bank in 1949. Mr. Slavik has been the Chairman of the Board of both Slavik's, Inc. and

Slavik's Funeral Home for more than the past five years. Mr. Slavik attended St. Edward's University and Landig College of Mortuary Science. He was commissioned as a Second Lieutenant in World War II and was released from active duty as a Captain in 1946. Mr. Slavik has served as a member of the Edna Rotary Club, Veterans of Foreign Wars, the Edna Hospital Board and the Chamber of Commerce. From 1959 to 1963, Mr. Slavik served as Mayor of Edna.

     Harrison Stafford. Mr. Stafford has been a director of Prosperity since 1987 and was involved in the founding of the bank in 1949. Mr. Stafford has engaged in farming, ranching and investments for more than the past five years. Mr. Stafford graduated from the University of Texas, where he was a three year All-Conference football player. Mr. Stafford has been inducted into the National Collegiate Football Hall of Fame, the University of Texas Hall of Fame and the Texas High School Hall of Fame. Mr. Stafford has participated actively in the Edna Rotary Club and the University of Texas Ex's Association, and has served as president of the Edna Independent School District Board and as a member of the Lavaca Navidad River Authority.

     Robert Steelhammer. Mr. Steelhammer has been a director of Prosperity since its inception. Mr. Steelhammer has been a name partner with Steelhammer & Miller, P.C. in Houston for more than the past five years. He received a Bachelor of Science degree from the University of Texas and a Juris Doctor degree from South Texas College of Law. He is a member of the State Bar of Texas, a registered professional engineer for the State of Texas and a member of the American Institute of Chemical Engineers.

     David Zalman. Mr. Zalman joined the bank as President in 1986 and became a director and Vice President/Secretary of Prosperity in 1987. From 1978 to 1986, Mr. Zalman was employed by Commercial State Bank in El Campo, beginning as cashier and rising to become Chief Executive Officer. Mr. Zalman received a Bachelor of Business Administration degree in Finance and Marketing from the University of Texas in 1978. He has served as a member of the El Campo City Council, the Edna Rotary Club and the El Campo Lion's Club and as president of the West Wharton County United Way.

     Directors are elected to three year terms, classified into Classes I, II and III. Messrs. Herin, Slavik and Stafford are Class I directors with terms of office expiring on the date of our annual meeting of shareholders in 2002; Messrs. Bayne, Bouligny and Steelhammer are Class II directors with terms of office expiring on the date of our annual meeting of shareholders in 2000; and Messrs. Rudolph and Zalman are Class III directors with terms of office expiring on the date of our annual meeting of shareholders in 2001. Each of our officers is elected by the Board of Directors and holds office until his successor is duly elected and qualified or until his earlier death, resignation or removal.

OPERATION OF OUR BOARD OF DIRECTORS

     Our Board of Directors established Audit and Compensation Committees in July 1998. The purpose of the Audit Committee is to review the general scope of the audit conducted by our independent auditors and matters relating to our internal control systems. In performing its function, the Audit Committee will review reports from our independent auditors and meet separately with representatives of senior management. The Audit Committee is comprised of Messrs. Bayne, Bouligny and Steelhammer, each of whom is an outside director. Prior to the formation of the Audit Committee, all matters relating to our external audit and internal control systems were reviewed by the Board of Directors of the bank.

     The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of our executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers our stock option plans and makes recommendations to the Board of Directors as to option grants to our employees and employees of the bank under such plans. The Compensation Committee is comprised of Messrs. Bayne, Bouligny, Herin, Slavik, Stafford and Steelhammer, each of whom is an outside director. The members of the recently formed Compensation Committee were the same directors who handled all compensation, stock options and employee benefit matters prior to the formation of the Compensation Committee.

EMPLOYMENT AGREEMENTS

     Tracy T. Rudolph and David Zalman entered into employment agreements with us in January 1998. Each agreement is for an initial term of three years and automatically renews each year thereafter unless terminated in accordance with its terms. The employment agreements provide that if the employee is terminated without cause (including constructive termination) or if we undergo a change in control, the employee shall be entitled to receive from us a lump sum payment equal to three years' base salary. The employment agreements do not contain non-compete restrictions. The employees have the power to terminate the employment agreements upon 30 days prior notice.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of the Compensation Committee in 1998, matters related to compensation and employee benefit matters of our executive officers and stock options for our employees and employees of the bank were considered and determined by our Board of Directors. However, because such compensation matters directly affected Messrs. Rudolph and Zalman, who serve as directors and executive officers, Messrs. Rudolph and Zalman did not participate in such discussions or decisions. No member of the Compensation Committee is or was an officer or employee of our company or the bank.

DIRECTOR COMPENSATION

     Our directors receive a $1,250 fee for each meeting of our Board of Directors attended and no fees for each committee meeting attended. Directors of the bank receive a $350 fee for each meeting of the bank's Board of Directors attended and a $300 fee for each committee meeting attended.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation we paid or accrued to or on behalf of our Chairman of the Board and Chief Executive Officer and our other most highly compensated executive officer (determined as of the end of the last fiscal year) for each of the two fiscal years ended December 31, 1998:

                                                                                    ALL OTHER
NAME AND PRINCIPAL POSITION                             YEAR    SALARY    BONUS    COMPENSATION
---------------------------                             ----   --------   ------   ------------
Tracy T. Rudolph......................................  1998   $238,542   $   --      $7,129(1)
  Chairman of the Board and President of Prosperity;    1997    225,000       --       6,324
  Chairman of the Board of First Prosperity Bank
David Zalman..........................................  1998    206,667       --       7,593(2)
  Vice President/Secretary of Prosperity; President of
  First                                                 1997    185,000       --       6,606
  Prosperity Bank

---------------

(1) Consists of contributions by us to the 401(k) Plan of $4,531 in 1998 and $3,726 in 1997 and premiums paid by us on a life insurance policy for the benefit of Mr. Rudolph.

(2) Consists of contributions by us to the 401(k) Plan of $4,533 in 1998 and $3,726 in 1997 and premiums paid by us on two life insurance policies for the benefit of Mr. Zalman.

STOCK OPTION PLANS

     We have outstanding options to purchase 297,500 shares of common stock issued pursuant to a stock option plan approved by our shareholders in 1995 (the "1995 Plan") for our executive officers and directors. The options were granted at an average exercise price of $4.75. Compensation expense was not recognized for the options because the options had an exercise price approximating the fair value of the common stock at the time of the grant. Under the 1995 Plan, the options vest ratably over a ten year period beginning on the date of the grant, however, pursuant to the Incentive Stock Option Agreement ("Agreement") signed by each optionee, no options may be exercised until the optionee has completed five years of employment with us after the date of the grant. Notwithstanding the Agreement, the 1995 Plan provides that the Board of Directors may in its sole discretion accelerate the time at which any option may be exercised. In early 1999, the Compensation Committee of the Board of Directors accelerated the time at which the options held by two of our executive officers, Tracy T. Rudolph and David Zalman, could be exercised. As a result, 22,900 options are currently exercisable and an additional 45,400 options will be exercisable beginning January 1, 2000. Options to purchase an additional 20,000 shares are available for issuance under the 1995 Plan.

     Our Board of Directors and shareholders approved a second stock option plan in 1998 (the "1998 Plan") which authorizes the issuance of up to 460,000 shares of common stock under both "non-qualified" and "incentive" stock options to employees and "non-qualified" stock options to directors who are not employees. Generally, under the 1998 Plan it is intended that the options will vest 60% at the end of the third year following the date of grant and an additional 20% at the end of each of the two following years; however, an individual option may vest as much as 20% at the end of the first or second year following the date of grant if necessary to maximize the "incentive" tax treatment to the optionee for the particular option being granted. Options under the 1998 Plan generally must be exercised within 10 years following the date of grant or no later than three months after the optionee's termination of employment with us, if earlier. The 1998 Plan also provides for the granting of restricted stock awards, stock appreciation rights, phantom stock awards and performance awards on substantially similar terms. No options or other awards have been granted under the 1998 Plan. The 1998 Plan provides that in the event we undergo a change in control, all options granted immediately vest and become exercisable. In addition, the 1998 Plan permits the Compensation Committee, which administers the 1998 plan, discretion in the event of a change in control to modify in certain respects the terms of awards under the 1998 Plan, including (i) providing for the payment of cash in lieu of such award, (ii) limiting the time during which an option may be exercised, (iii) making adjustments to options to reflect the change in control and (iv) providing that options shall be exercisable for another form of consideration in lieu of the common stock pursuant to the terms of the transaction resulting in a change in control.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement established fair value based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity investments, which includes stock-based compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value of stock options is determined using an option-pricing model. This statement encourages companies to adopt as prescribed the fair value based method of accounting to recognize compensation expense for employee stock compensation plans. Although it does not require the fair value based method to be adopted, a company must comply with the disclosure requirements set forth in the statement. We have continued to apply accounting in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and, accordingly, provide the pro forma disclosures of net income and earnings per share.

BENEFIT PLAN

     We have established a contributory profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. At least three months of service is required for an employee to be eligible for employer-matching contributions. Participants may contribute up to 15% of their annual compensation to the 401(k) plan, not to exceed the maximum amount allowable under Internal Revenue Service regulations. Each year we determine, in our discretion, the amount of matching contributions. Total plan expenses charged to our operations were approximately $112,000, $87,000 and $72,000 in 1998, 1997 and 1996, respectively.

           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     Many of our directors, executive officers and principal shareholders (i.e., those who own 10% or more of the common stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are our customers. During 1998 and the six months ended June 30, 1999, we made loans in the ordinary course of business to many of our directors, executive officers and principal shareholders and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with us and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to our directors, executive officers and principal shareholders are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by us to executive officers, directors and principal shareholders satisfy the foregoing standards. On June 30, 1999, all of such loans aggregated $4.1 million, which was approximately 11.95% of our Tier 1 capital at such date.

     We expect to have such transactions or transactions on a similar basis with our directors, executive officers and principal shareholders and their associates in the future.

                    BENEFICIAL OWNERSHIP OF COMMON STOCK BY
                     MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 1999, by (i) our directors and executive officers, (ii) each shareholder whom we know to own beneficially 5% or more of the common stock and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole voting and dispositive power over their shares and the address of each shareholder is the same as our address.

                                                                 SHARES         PERCENTAGE
                                                              BENEFICIALLY     BENEFICIALLY
NAME                                                            OWNED(1)         OWNED(1)
----                                                          ------------     ------------
Harry Bayne.................................................      94,709           1.82%
James A. Bouligny...........................................     158,006           3.04%
J. T. Herin.................................................      33,733          *
David Hollaway..............................................       2,440(2)       *
Tracy T. Rudolph............................................     187,400(3)        3.59%
Charles M. Slavik...........................................      34,990(4)       *
Harrison Stafford...........................................      90,300(5)        1.74%
Robert Steelhammer..........................................     126,410(6)        2.43%
David Zalman................................................     412,434(7)        7.87%
Directors and executive officers as a group (9 persons).....   1,140,422          21.67%

---------------

 *  Indicates ownership which does not exceed 1.0%.

(1) The percentage beneficially owned was calculated based on 5,195,325 shares of common stock issued and outstanding. This percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.

(2) Includes 440 shares held of record by our 401(k) plan as custodian for Mr. Hollaway's spouse.

(3) Includes 2,000 shares held of record by the Tracy T. Rudolph 2000 Trust, of which Mr. Rudolph is the trustee, 4,640 shares held of record by our 401(k) plan as custodian for Mr. Rudolph and 22,900 shares which may be acquired within 60 days pursuant to options granted under the 1995 Plan.

(4) Consists of 34,990 shares held of record by the Charles and Emma Slavik Investment Partnership, of which Mr. Slavik is general partner.

(5) Consists of 90,300 shares held of record by the Harrison Stafford Investment Partnership, of which Mr. Stafford is general partner.

(6) Includes 410 shares held of record by a 401(k) plan for the benefit of Mr. Steelhammer.

(7) Includes 6,400 shares held of record by Mr. Zalman as custodian for his minor children and 45,400 shares which may be acquired within 60 days pursuant to options granted under the 1995 Plan.

                           SUPERVISION AND REGULATION

     The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

     The following description summarizes some of the laws to which we and the bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. We believe that we are in compliance in all material respects with these laws and regulations.

PROSPERITY

     We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"), and therefore subject to supervision, regulation and examination by the Federal Reserve. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

     Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

     Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

     In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

     Activities "Closely Related" to Banking. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the Federal Reserve include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern.

     Securities Activities. The Federal Reserve has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds, commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

     Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve's Regulation Y, for example, generally requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of its consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

     The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

     Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a holding company or its affiliates.

     Capital Adequacy Requirements. The Federal Reserve has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of June 30, 1999, our ratio of Tier 1 capital to total risk-weighted assets was 18.09% and our ratio of total capital to total risk-weighted assets was 19.16%.

     In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. As of June 30, 1999, our leverage ratio was 7.69%.

     The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a
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capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

     The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

     Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

     Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

     In addition, any entity is required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a "controlling influence" over us.

FIRST PROSPERITY BANK

     The bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the FDIC. The bank is not a member of the Federal Reserve System; therefore, the bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subject the bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal Reserve regulates us, as the bank holding company parent of the bank, the Federal Reserve also has supervisory authority which directly affects the bank.

     Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

     Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital

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adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

     Restrictions on Transactions with Affiliates and Insiders. Transactions between the bank and its nonbanking affiliates, including us and any of our nonbanking subsidiaries, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or the securities or obligations of any of our nonbanking subsidiaries.

     Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

     The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Federal Reserve Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

     Restrictions on Distribution of Subsidiary Bank Dividends and
Assets. Dividends paid by the bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the bank to us will continue to be our principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the bank. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

     Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

     Examinations. The FDIC periodically examines and evaluates insured banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

     Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The

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committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

     Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

     The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for the bank as for us. As of June 30, 1999, the bank's ratio of Tier 1 capital to total risk-weighted assets was 13.74% and its ratio of total capital to total risk-weighted assets was 14.81%.

     The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 5.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The Texas Banking Department has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0%. As of June 30, 1999, the bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 5.84%.

     Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. The bank is classified as "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

     In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

     As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

     Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

     Deposit Insurance Assessments. The bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a greater
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risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.27% of deposits.

     The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

     On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalizing the Savings Association Insurance Fund ("SAIF") and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate must equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, for the second quarter of 1999, the BIF rate was .01176% of deposits and the SAIF rate was .0588% of deposits and for the third quarter of 1999, the BIF rate was .01160% of deposits and the SAIF rate was .0580% of deposits.

     Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject us or our banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over the bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

     Brokered Deposit Restrictions. Institutions that are only "adequately capitalized" (as defined for purposes of the prompt corrective action rules described above) cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

     Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

     Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the
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case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

INSTABILITY AND REGULATORY STRUCTURE

     Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the environment in which we and our banking subsidiaries operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

     One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of us and our subsidiaries cannot be predicted.

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                            DESCRIPTION OF THE TRUST

     The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which the prospectus is a part, as of the date the trust preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

     Upon issuance of the trust preferred securities, the holders will own all of the issued and outstanding trust preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will own, directly or indirectly, all of the issued and outstanding common securities (together with the trust preferred securities, the "trust securities"). The trust exists for the purposes of:

     - issuing the trust preferred securities to the public for cash;

     - issuing its common securities to us in exchange for our capitalization of the trust;

     - investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

     - engaging in other activities that are incidental to those listed above.

     The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust and the offering of the trust preferred securities, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

     Pursuant to the trust agreement, the number of trustees of the trust will initially be five. Three of the trustees will be persons who are our employees or officers or who are affiliated with us (the "administrative trustees"). The fourth trustee will be an institution that maintains its principal place of business in the State of Delaware (the "Delaware trustee"). Initially, First Union Trust Company, National Association, a national banking association ("First Union"), will act as Delaware trustee. The fifth trustee will be a financial institution that is unaffiliated with us and will serve as institutional trustee under the trust agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "property trustee"). Initially, First Union will also be the property trustee. For the purpose of compliance with the provisions of the Trust Indenture Act, First Union will also act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint, remove or replace any trustee unless an event of default under the indenture shall have occurred and be continuing, in which case only the holders of the trust preferred securities may remove the indenture trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

     The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "property account" to hold all payments made in respect of the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the property account. The guarantee trustee will hold the guarantee for the benefit of the holders of the trust preferred securities.

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                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

     The trust preferred securities will be issued pursuant to the trust agreement, which will be qualified as an indenture under the Trust Indenture Act. First Union will act as property trustee for the trust preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the trust preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act. The following is a summary of the material terms and provisions of the trust preferred securities and the trust agreement. A form of the trust agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the trust preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the trust preferred securities will be entitled to a preference upon an event of default with respect to distributions and amounts payable on redemption or liquidation over the common securities. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

     The trust preferred securities will rank equally, and payments on the trust preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities" below.

     The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the trust preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

     Source of Distributions. The funds of the trust available for distribution to holders of the trust preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, who will hold the amounts received from our interest payments on the debentures in the property account for the benefit of the holders of the trust preferred securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the trust preferred securities.

     Payment of Distributions. Distributions on the trust preferred securities will be payable at the annual rate of 9.60% of the $10 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the trust preferred securities on the relevant record dates. The record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the trust preferred securities will be March 31, 2000.

     Distributions will accumulate from the date of issuance, and the amount payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the immediately preceding business day. "Business day" means any day other than a Saturday, a Sunday, a day on which banking institutions in The City of New York or Wilmington, Delaware are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

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     Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond November 17, 2029 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the trust preferred securities will also be deferred during any such extension period. Any deferred distributions under the trust preferred securities will accumulate additional amounts at the annual rate of 9.60%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

     - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to the debentures or allow any of our subsidiaries to do the same;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the trust preferred securities.

After the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period, subject to the above requirements.

     We have no current intention of exercising our right to defer distributions on the trust preferred securities by extending the interest payment period on the debentures.

REDEMPTION OR EXCHANGE

     General. Subject to the prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

     - in whole at any time, or in part from time to time, on or after November 17, 2004;

     - in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event as defined below; or

     - at any time, to the extent of any trust preferred securities we repurchase.

     Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any debentures, whether on November 17, 2029 or earlier, the property trustee will apply the proceeds to redeem a like amount of the trust securities, upon not less than 30 days nor more than 60 days notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions and Additional Interest (as defined below) to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of the trust preferred securities and the common securities proportionally.

     "Additional Interest" means the additional amounts as may be necessary to be paid by us in order that the amount of distributions then due and payable by the trust on the outstanding trust securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject.

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

     Distribution of Debentures. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See
"-- Liquidation Distribution Upon Termination."

     After the liquidation date fixed for any distribution of debentures in exchange for trust preferred securities:

     - those trust preferred securities will no longer be deemed to be outstanding; and

     - any certificates representing trust preferred securities will be deemed to represent debentures with a principal amount equal to the liquidation amount of those trust preferred securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the trust preferred securities until the certificates are presented to the administrative trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the trust preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur. The trust preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the trust preferred securities.

     Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined below) occurs, we have the right to redeem the debentures in whole and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or we elect to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the trust preferred securities will remain outstanding and Additional Interest may be payable on the debentures. See "Description of Debentures -- Redemption or Exchange."

     "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

     - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

     - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

     - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges, as a result of any amendment to any tax laws or regulations.

     "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation.

     "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the trust preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

     For all of the events described above, we or the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we became aware of the possible occurrence of an event of this kind.

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

REDEMPTION PROCEDURES

     Trust preferred securities may be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the trust preferred securities will be made and the redemption price will be payable on each date of redemption only to the extent that the trust has funds available for the payment of the redemption price. See
"-- Subordination of Common Securities."

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accrue on the debentures called for redemption on and after the date of redemption.

     If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the trust securities. See "Book-Entry Issuance." If the trust preferred securities are no longer in book-entry form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such trust preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the trust preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

     If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

     Payment of the redemption price on the trust preferred securities and any distribution of debentures to holders of trust preferred securities will be made to the applicable recordholders as they appear on the register for the trust preferred securities on the relevant record date. The record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

     If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately between the common securities and the trust preferred securities based upon the relative liquidation amounts. The particular trust preferred securities to be redeemed will be selected by the property trustee from the outstanding trust preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $10 or an integral multiple of $10 of the liquidation amount of the trust preferred securities. The property trustee will promptly notify the registrar for the trust preferred securities in writing of the trust preferred securities selected for redemption and, in the case of any trust preferred securities selected for partial redemption, the liquidation

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

amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities will relate to the portion of the aggregate liquidation amount of trust preferred securities which has been or is to be redeemed.

     Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding trust preferred securities.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the trust preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made. Further, no payments may be made on the common securities unless payment in full in cash of all accumulated and unpaid distributions (including Additional Interest, if any is required) on all of the outstanding trust preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding trust preferred securities then called for redemption, has been made or provided. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions (including Additional Interest, if any is required) on, or the redemption price of, the trust preferred securities then due and payable.

     In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the trust preferred securities and not on our behalf, and only the holders of the trust preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate the trust and cause the debentures to be distributed to the holders of the trust preferred securities. This right is subject, however, to our receiving approval of the Federal Reserve, if required.

     In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

     - our bankruptcy, dissolution or liquidation;

     - the distribution of a like amount of the debentures to the holders of the trust securities, if we have given written direction to the property trustee to terminate the trust;

     - redemption of all of the trust preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption;" or

     - the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

     With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption," if an early termination occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities debentures:

     - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

     - with an interest rate identical to the distribution rate on the trust securities; and

     - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

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

     However, if the property trustee determines that the distribution is not practical, then the holders will be entitled to receive a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid to us, as the holder of the common securities, and the holders of the trust preferred securities on a proportional basis based on liquidation amounts. However, if an event of default under the indenture has occurred and is continuing, the trust preferred securities will have a priority over the common securities. See
"-- Subordination of Common Securities."

     Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the trust preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the trust preferred securities. See "Federal Income Tax Consequences -- Receipt of Debentures or Cash Upon Liquidation of the Trust." If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the trust preferred securities, the trust preferred securities will remain outstanding until the repayment of the debentures.

     If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the trust preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures -- General."

LIQUIDATION VALUE

     The amount of the liquidation distribution payable on the trust preferred securities in the event of any liquidation of the trust is $10 per trust preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the trust preferred securities:

     - the occurrence of an event of default under the indenture (see "Description of the Debentures -- Debenture Events of Default");

     - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

     - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

     - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding trust preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

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

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the trust preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we are each in compliance with all the conditions and covenants applicable to us and the administrative trustee, respectively, under the trust agreement.

     If an event of default under the indenture has occurred and is continuing, the trust preferred securities will have preference over the common securities upon termination of the trust. See "-- Subordination of Common Securities" and "-- Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of trust preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

     Unless an event of default under the indenture has occurred and is continuing, any trustee may be removed at any time by us. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding trust preferred securities may remove the property trustee or the Delaware trustee. The holders of the trust preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entity either (i) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (ii) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the trust preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

     - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the trust preferred securities, or (b) substitutes for the trust preferred securities other securities having substantially the same terms as the trust preferred securities (referred to as "successor
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

       securities") so long as the successor securities rank the same in priority as the trust preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we expressly appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

     - the successor securities are listed or will be listed upon notification of issuance, on any national securities exchange or other organization on which the trust preferred securities are then listed, if any;

     - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect;

     - the successor entity has a purpose substantially identical to that of the trust;

     - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel to the effect that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

     - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the trust may not, except with the consent of holders of 100% in liquidation amount of the trust preferred securities, enter into any transaction of this kind or permit any other person to consolidate, amalgamate, merge with or into, or replace the trust if the transaction would cause the trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the trust preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the trust preferred securities, in the following circumstances:

     - with respect to acceptance of appointment by a successor trustee;

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does have a material adverse effect on the interests of any holder of trust securities; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

     With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax

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

purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (i) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (ii) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

     As long as the property trustee holds any debentures, the trustees will not:

     - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

     - waive any past default that is waivable under the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

     - consent to any amendment, modification or termination of the indenture or the debentures, where the consent is required, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding trust securities. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the trust securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the trust securities except by subsequent vote of the holders of the trust securities. The property trustee will notify each holder of trust securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the trust securities, prior to taking any of the foregoing actions the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

     Any required approval of holders of trust securities may be given at a meeting of holders of the trust securities convened for the purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

     No vote or consent of the holders of trust preferred securities will be required for the trust to redeem and cancel its trust preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that holders of trust preferred securities are entitled to vote or consent under any of the circumstances described above, any of the trust preferred securities that are owned by us, the trustees or any affiliate of us or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL TRUST PREFERRED SECURITIES

     The trust preferred securities will be represented by one or more global trust preferred securities registered in the name of The Depository Trust Company, New York, New York ("DTC") or its nominee. A global trust preferred security is a security representing interests of more than one beneficial holder. Beneficial interests in the global trust preferred securities will be shown on, and transfers will be effected only through, records maintained by participants. Participants are brokers, dealers, or others with accounts with DTC. Except as described below, trust preferred securities in definitive form will not be issued in exchange for the global trust preferred securities. See "Book-Entry Issuance."

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

     No global trust preferred security may be exchanged for trust preferred securities registered in the names of persons other than DTC or its nominee unless:

     - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global trust preferred security and we are unable to locate a qualified successor depositary;

     - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

     - there shall have occurred and be continuing an event of default under the indenture.

Any global trust preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global trust preferred security. If trust preferred securities are issued in definitive form, the trust preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual trust preferred securities represented thereby, a global trust preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

     Payments on global trust preferred securities will be made to DTC, as the depositary for the global trust preferred securities. If the trust preferred securities are issued in definitive form, distributions will be payable, the transfer of the trust preferred securities will be registrable, and trust preferred securities will be exchangeable, for trust preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. However, payment of any distribution may be made at the option of the administrative trustees by check mailed to the address of record of the persons entitled to the distribution or by wire transfer. In addition, if the trust preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

     Upon the issuance of one or more global trust preferred securities, and the deposit of the global trust preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual trust preferred securities represented by the global trust preferred security to the accounts of persons that have accounts with DTC. These accounts shall be designated by the dealers, underwriters or agents with respect to the trust preferred securities. Ownership of beneficial interests in a global trust preferred security will be limited to persons or entities with an account with DTC or who may hold interest through any person or entity with an account that may hold interests through participants. With respect to interests of any person or entity with an account with DTC, ownership of beneficial interests in a global trust preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee. With respect to persons or entities who hold interest in a global trust preferred security through a participant, the interest and any transfer of the interest will be shown on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of these securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global trust preferred security.

     So long as DTC or another depositary, or its nominee, is the registered owner of the global trust preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the trust preferred securities represented by the global trust preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global trust preferred security will not be entitled to have any of the individual trust preferred securities

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

represented by the global trust preferred security registered in their names, will not receive or be entitled to receive physical delivery of any the trust preferred securities in definitive form and will not be considered the owners or holders of the trust preferred securities under the trust agreement.

     None of us, the property trustee, any paying agent or the securities registrar for the trust preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global trust preferred security representing the trust preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global trust preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global trust preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global trust preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

PAYMENT AND PAYING AGENCY

     Payments in respect of the trust preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the trust preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the trust preferred securities. The paying agent for the trust preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the trust preferred securities may resign as paying agent upon 30 days written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the trust preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as the registrar and the transfer agent for the trust preferred securities. Registration of transfers of trust preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of trust preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee, until the occurrence and continuance of an event of default under the trust agreement, undertakes to perform only the duties set forth in the trust agreement. After an event of default under the trust agreement, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of trust preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests

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of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

     - the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

     - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

     - the debentures will be treated as our indebtedness for federal income tax purposes.

In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

     Holders of the trust preferred securities have no preemptive or similar rights. The trust agreement and the trust preferred securities will be governed by Delaware law.

                         DESCRIPTION OF THE DEBENTURES

     Concurrently with the issuance of the trust preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and First Union, as trustee (the "indenture trustee"). The indenture will be qualified under the Trust Indenture Act.

     The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The debentures will be limited in aggregate principal amount to $12,380,000, this amount being the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of 9.60% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2000, to the person in whose name each debenture is registered at the close of business on the business day immediately preceding the day interest is due. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of the interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 9.60%, compounded quarterly. The term "interest," includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable interest payment date and additional interest, as applicable.

     The debentures will mature on November 17, 2029, the stated maturity date. We may shorten this date once at any time to any date not earlier than November 17, 2004, subject to the prior approval of the Federal Reserve, if required.

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

     We will give notice to the indenture trustee and the holders of the debentures no more than 180 days and no less than 90 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until after November 17, 2004, except if a Tax Event, an Investment Company Event or a Capital Treatment Event has occurred, or to the extent we have repurchased trust preferred securities.

     The debentures will be unsecured and will rank junior to all of our senior and subordinate indebtedness. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See
"-- Subordination."

     The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 9.60% compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of trust preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences -- Interest Payment Period and Original Issue Discount."

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

     - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to the debentures or allow any of our subsidiaries to do the same;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the trust preferred securities.

     Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We have no present intention of exercising our right to defer payments of interest on the debentures.

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

     We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (i) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (ii) the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the trust preferred securities, but in any event at least one business day prior to the record date.

     Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

     If the trust is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional amounts on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

     Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

     - in whole at any time, or in part from time to time, on or after November 17, 2004;

     - in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

     - at any time, to the extent of any trust preferred securities we repurchase.

In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the debentures.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures shall be effected proportionately, by lot or in any other manner deemed to be fair by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest shall cease to accrue on the debentures or portions thereof called for redemption.

     The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Trust Preferred
Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the trust preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the debentures on the Nasdaq National Market or other stock exchange or national quotation service, on which the trust preferred securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of trust preferred securities.

RESTRICTIONS ON PAYMENTS

     We are restricted from making certain payments (as described below) if at that time:

     - an event of default is continuing under the indenture;

     - we are in default with respect to our obligations under the guarantee; or

     - we have given notice of our election to extend an interest payment period with respect to the debentures and the notice has not been rescinded or the extension period is continuing.

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

     If any of the above events have occurred, we will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

     - make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures or allow any of our subsidiaries to do the same;

     - make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures other than payments under the guarantee; or

     - redeem, purchase or acquire less than all of the debentures or any of the trust preferred securities.

SUBORDINATION

     Under the indenture, the debentures are subordinated and junior in right of payment to all of our senior and subordinated debt. Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of Prosperity, the holders of senior and subordinated debt will first be entitled to receive payment in full of principal (and premium, if any) and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

     In the event of the acceleration of the maturity of any debentures, the holders of all or our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the debentures.

     No payments of principal or interest in respect of the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the debentures, or if any judicial proceeding is pending with respect to any default.

     The term "debt" means, with respect to any entity, whether recourse is to all or a portion of the assets of an entity and whether or not contingent:

     - every obligation of the entity for money borrowed;

     - every obligation of the entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the entity with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the entity;

     - every obligation of the entity issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

     - every capital lease obligation of the entity; and

     - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the entity has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

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

     The term "senior debt" means, with respect to us, the principal of and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-petition interest is allowed in the proceeding, on debt, whether incurred on or prior to the date of the indenture or incurred after the date. Senior debt also includes all indebtedness, whether incurred on or prior to the date of the indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements. However, senior debt will not be deemed to include:

     - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

     - any of our debt that when incurred and without respect to any election under the federal bankruptcy laws was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

     - debt which constitutes subordinated debt.

     The term "subordinated debt" means, with respect to us, the principal of, premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not the claim for post-petition interest is allowed in the proceeding, on debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

     - any of our debt which when incurred and without respect to any election under the federal bankruptcy laws, was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

     - debt which constitutes senior debt; and

     - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, a financing vehicle of ours in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

     We expect from time to time to incur additional indebtedness, and there is no limitation on the amount we may incur. At June 30, 1999, we had consolidated senior debt and subordinated debt of approximately $570,000.
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PAYMENT AND PAYING AGENTS

     Generally, payment of principal of and any interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (i) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (ii) transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. We may at any time designate additional paying agents for the debentures or rescind the designation of any paying agent for the debentures. However, we will at all times be required to maintain a paying agent in Wilmington, Delaware, and each place of payment for the debentures.

     Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on May 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

     The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

     In the event of any redemption, neither we nor the indenture trustee will be required to (i) issue, register the transfer of or exchange debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

     We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

     - extend the fixed maturity of the debentures;

     - reduce the principal amount or the rate or extend the time of payment of interest; or

     - reduce the percentage of principal amount of debentures required to amend the indenture.

As long as any of the trust preferred securities remain outstanding, no modification may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the trust preferred securities.

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DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following described events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

     - failure for 30 days to pay any interest on the debentures when due, subject to deferral of any due date in the case of an extension period;

     - failure to pay any principal on the debentures when due whether at maturity, upon redemption by declaration or otherwise;

     - failure to observe or perform in any material respect other covenants contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

     - our bankruptcy, insolvency or reorganization or dissolution of the trust.

     The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the trust preferred securities will have this right.

     If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debentures.

     We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE TRUST PREFERRED SECURITIES

     If an event of default under the indenture has occurred and is continuing and the event is attributable to our failure to pay interest on or principal of the debentures on the payment date on which the payment is due and payable, then a holder of trust preferred securities may initiate a direct action against us. In connection with a direct action, we will have a right to counter the amount of the direct action to the extent of any payment made by us to the holder of trust preferred securities with respect to the direct action. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the trust preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

     The holders of the trust preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Trust Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us
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

or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

     - if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any State or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, or substitutes securities having substantially similar terms;

     - immediately after giving effect, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

     - other conditions as prescribed in the indenture are met.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

     - have become due and payable, or

     - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

     We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

     The indenture and the debentures will be governed by and construed in accordance with the laws of the State of Texas.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     We have agreed, pursuant to the indenture, for so long as trust preferred securities remain outstanding:

     - to maintain directly or indirectly 100% ownership of the common securities of the trust except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

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

     - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

     - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes; and

     - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures.

                              BOOK-ENTRY ISSUANCE

GENERAL

     DTC will act as securities depositary for the trust preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of trust preferred securities. Except as described, the trust preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global trust preferred securities will be issued for the trust preferred securities and will be deposited with DTC.

     DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of trust preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the trust preferred securities on DTC's records. The ownership interest of each actual purchaser of each trust preferred security ("beneficial owner") is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased trust preferred securities. Transfers of ownership interests in the trust preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in trust preferred securities, except if use of the book-entry system for the trust preferred securities is discontinued.

     DTC will have no knowledge of the actual beneficial owners of the trust preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the trust preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

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     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the trust preferred securities. If less than all of the trust preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

     Although voting with respect to the trust preferred securities is limited to the holders of record of the trust preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to trust preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the trust preferred securities are credited on the record date.

DISTRIBUTION FUNDS

     The property trustee will make distribution payments on the trust preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITORIES AND TERMINATION OF BOOK-ENTRY SYSTEM

     DTC may discontinue providing its services with respect to any of the trust preferred securities at any time by giving reasonable notice to the property trustee and us. If no successor securities depositary is obtained, definitive trust preferred securities representing the trust preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of trust preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the trust preferred securities will be printed and delivered.

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

                          DESCRIPTION OF THE GUARANTEE

     The trust preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the trust preferred securities for the benefit of the holders of the trust preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. First Union, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the trust preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the trust preferred securities, as and when due, regardless of any defense or counterclaim that the trust may have or assert other than the defense of payment.

     The following payments with respect to the trust preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

     - any accumulated and unpaid distributions required to be paid on the trust preferred securities;

     - with respect to any trust preferred securities called for redemption, the redemption price; and

     - upon a voluntary or involuntary dissolution, winding up or liquidation of the trust (other than in connection with the distribution of debentures to the holders of trust preferred securities or a redemption of all of the trust preferred securities), the lesser of:

      (a) the amount of the liquidation distribution; or

      (b) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities in liquidation of the trust.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the trust preferred securities or by causing the trust to pay the amounts to the holders.

     The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the trust preferred securities.

STATUS OF THE GUARANTEE

     The guarantee constitutes our unsecured obligation that ranks junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

     The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of trust preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the trust preferred securities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of
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

creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of the trust preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding trust preferred securities. See "Description of the Trust Preferred
Securities -- Voting Rights; Amendment of Trust Agreement."

EVENTS OF DEFAULT; REMEDIES

     An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

     Any holder of trust preferred securities may initiate and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

     We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the trust preferred securities;

     - full payment of the amounts payable upon liquidation of the trust; or

     - distribution of the debentures to the holders of the trust preferred securities.

     If at any time any holder of the trust preferred securities must restore payment of any sums paid under the trust preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

EXPENSE AGREEMENT

     We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other
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

than obligations of the trust to pay to the holders of the trust preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the trust preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

     The guarantee will be governed by the laws of the State of Texas.

             RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the trust preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the trust preferred securities.

     If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the trust preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of trust preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinate and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the trust preferred securities, primarily because:

     - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the trust preferred securities;

     - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the trust preferred securities the amounts due to the holders pursuant to the terms of the trust preferred securities; and

     - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

     A holder of any trust preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have
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

been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

     The trust preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a trust preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of trust preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the trust preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Trust Preferred Securities -- Liquidation Distribution Upon Termination."

     Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the trust preferred securities the amounts due to the holders pursuant to the terms of the trust preferred securities, the positions of a holder of the trust preferred securities and a holder of the debentures relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

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                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following summary of the material federal income tax considerations that may be relevant to the purchasers of trust preferred securities represents the opinion of Bracewell & Patterson, L.L.P., counsel to us and the trust insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of trust preferred securities may differ from the treatment described below. In rendering its opinion, Bracewell & Patterson, L.L.P. has not sought a ruling from the Internal Revenue Service as to any tax consequences, and its opinion is not binding on the Internal Revenue Service.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of trust preferred securities. Moreover, the discussion generally focuses on holders of trust preferred securities who are individual citizens or residents of the United States and who acquire trust preferred securities on their original issue at their offering price and hold trust preferred securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the trust preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of trust preferred securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the trust preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of trust preferred securities.

CLASSIFICATION OF THE DEBENTURES

     In accordance with the opinion of Bracewell & Patterson, L.L.P., we intend to take the position that the debentures will be classified for federal income tax purposes as our indebtedness under current law, and, by acceptance of a trust preferred security, each holder covenants to treat the debentures as indebtedness and the trust preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service or, if challenged, that it will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as our indebtedness.

CLASSIFICATION OF THE TRUST

     With respect to the trust preferred securities, Bracewell & Patterson, L.L.P. has rendered its opinion generally to the effect that, assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for federal income tax purposes, each holder of trust preferred securities generally will be treated as owning an undivided beneficial interest in the debentures, and each holder will be required to include in its gross income any interest with respect to the debentures at the time such interest is accrued or is received, in accordance with the holder's method of accounting. If the
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debentures were determined to be subject to the original issue discount ("OID")
rules, each holder would instead be required to include in its gross income any OID accrued with respect to its allocable share of the debentures whether or not cash were actually distributed to the holder.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     United States persons (including cash basis taxpayers) that hold debt instruments issued with OID must generally include such OID in income as it accrues on a constant yield method even if there is not a corresponding receipt of cash attributable to such income. Debt instruments such as the debentures will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote.

     If the option to defer any payment of interest was determined not to be "remote" or if we actually exercise our option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of a United States person's taxable interest income in respect of the debentures would constitute OID that would have to be included in income on a constant yield method before the receipt of the cash attributable to such income, regardless of such person's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of trust preferred securities would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

     Because income on the trust preferred securities will constitute interest, corporate holders of trust preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the trust preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

     Holders of trust preferred securities other than holders who purchased the trust preferred securities upon original issuance may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the trust preferred securities.

RECEIPT OF DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under the circumstances described under "Description of the Trust Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination," the debentures may be distributed to holders of trust preferred securities upon a liquidation of the trust. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the trust preferred securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the trust preferred securities.

     If, however, a Tax Event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the trust preferred securities. Under certain circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their trust preferred securities. Under current law, such a redemption should, to the extent that it constitutes a complete redemption,
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

constitute a taxable disposition of the redeemed trust preferred securities, and a holder for federal income tax purposes, should recognize gain or loss as if the holder sold the trust preferred securities for cash.

DISPOSITION OF TRUST PREFERRED SECURITIES

     A holder that sells trust preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the trust preferred securities and the holder's adjusted tax basis in the trust preferred securities. A holder's adjusted tax basis in the trust preferred securities generally will be its initial purchase price increased by OID previously includible in the holder's gross income to the date of disposition and decreased by payments received on the trust preferred securities to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the trust preferred securities have been held for more than one year at the time of sale.

     The trust preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its trust preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. The adjusted basis would include, in the form of OID, all accrued but unpaid interest. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

     Congress and the Clinton Administration have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures. Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve if then required, to cause a redemption of the trust preferred securities before, as well as after, November 17, 2004. See "Description of the Debentures -- Redemption or Exchange" and "Description of the Trust Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The amount of qualified stated interest, or, if applicable, OID, accrued on the trust preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the Internal Revenue Service on Forms 1099-INT, or, where applicable, forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the trust preferred securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF TRUST PREFERRED SECURITIES. HOLDERS OF TRUST PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST PREFERRED SECURITIES,

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INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS
AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase trust preferred securities, subject to the investing fiduciary's determination that the investment in trust preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

     In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of trust preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the trust preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire trust preferred securities unless the trust preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire trust preferred securities should consult with their own counsel.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among us, the trust and the underwriters listed on the table below for whom Howe Barnes Investments, Inc. is acting as representative, the underwriters have severally agreed to purchase from the trust an aggregate of 1,200,000 trust preferred securities in the amounts set forth below opposite their respective names.

                                                         NUMBER OF TRUST
UNDERWRITERS                                           PREFERRED SECURITIES
------------                                           --------------------
Howe Barnes Investments, Inc. .......................         660,000
First Union Securities, Inc. ........................         100,000
Morgan Keegan & Company, Inc. .......................         100,000
Stifel, Nicolaus & Company, Incorporated.............         100,000
Fahnstock & Co., Inc. ...............................          30,000
Ryan, Beck & Co., Inc. ..............................          30,000
Sandler O'Neill & Partners, L.P. ....................          30,000
Tucker Anthony Cleary Gull, Inc. ....................          30,000
George K. Baum & Company.............................          20,000
First Southwest Company..............................          20,000
Hoefer & Arnett Incorporated.........................          20,000
Mesirow Financial ...................................          20,000
Pacific Crest Securities.............................          20,000
Samco Capital Markets................................          20,000
                                                            ---------
          Total......................................       1,200,000
                                                            =========

     The underwriting agreement requires the underwriters to accept and pay for all of the trust preferred securities, if any are taken. In addition, the underwriting agreement sets forth customary conditions that must be satisfied on the part of us and the trust before the underwriters are obligated to purchase the trust preferred securities. These conditions include the accuracy of specific representations and warranties and the receipt of opinions of counsel and reports from accountants as to our status and the status of the trust and the trust preferred securities.

     The table below shows the price and proceeds on a per security and aggregate basis:

                                                               PER TRUST
                                                           PREFERRED SECURITY      TOTAL
                                                           ------------------   -----------
Public offering price....................................       $ 10.00         $12,000,000
Underwriting fees to be paid by Prosperity Bancshares,
  Inc. ..................................................       $ 0.375         $   450,000
Proceeds to the trust....................................       $ 10.00         $12,000,000

     The proceeds we will receive as shown in the table above do not reflect estimated expenses of $135,000 payable by us.

     All of the proceeds to the trust will be used to purchase the debentures from us. We have agreed to pay the underwriters 3.75% of the public offering price per trust preferred security for an aggregate of $450,000, for arranging the sale of the trust preferred securities and the subsequent investment in the debentures.

     The underwriters propose to offer the trust preferred securities in part directly to the public at the initial public offering price set forth above, and in part to securities dealers at this price less a concession not in excess of $0.20 per trust preferred security. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.15 per trust preferred security to brokers and dealers. After the trust preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     We and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933. Generally, the indemnification provisions in the underwriting agreement provide for full indemnification of the underwriters in actions related to the disclosure in this prospectus unless such disclosure was provided by the underwriters specifically for use in this prospectus.

     In connection with the offering, the underwriters may purchase and sell the trust preferred securities in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the trust preferred securities; and syndicate short positions involve the sale by the underwriters of a greater number of securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their own account may be reclaimed by the syndicate if the trust preferred securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the trust preferred securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The underwriters have advised the trust that they do not intend to confirm any sales of trust preferred securities to any discretionary accounts. In connection with the offer and sale of the trust preferred securities, the underwriters will comply with Rule 2810 under the NASD Conduct Rules.

                                 LEGAL MATTERS

     Certain legal matters, including matters relating to federal income tax considerations, for us and the trust will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas, counsel to us and the trust. Certain legal matters will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois. Bracewell & Patterson, L.L.P. and Barack Ferrazzano Kirschbaum Perlman & Nagelberg may rely on the opinion of Richards, Layton & Finger, P.A., Wilmington, Delaware, as to matters of Delaware law.

                                    EXPERTS

     The consolidated financial statements of Prosperity as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of South Texas as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998, included in this prospectus, have been audited by Padgett, Stratemann & Co., L.L.P., independent auditors, as stated in their report appearing herein, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

     This prospectus is a part of a Registration Statement on Form S-1 filed by us and the trust with the Securities and Exchange Commission under the Securities Act, with respect to the trust preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site. The address of that site is http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1400, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

     The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the Registration Statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act of 1934.

     We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of trust preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the trust preferred securities to the extent described in this prospectus.

                   TABLE OF CONTENTS TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
PROSPERITY BANCSHARES, INC.

  Independent Auditors' Report..............................   F-2

  Consolidated Balance Sheets as of June 30, 1999
     (Unaudited) and December 31, 1998
     and 1997...............................................   F-3

  Consolidated Statements of Income for the Six Months Ended
     June 30, 1999 (Unaudited) and June 30, 1998 (Unaudited)
     and for the Years Ended December 31, 1998, 1997 and
     1996...................................................   F-4

  Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1998, 1997 and 1996 and for
     the Six Months Ended June 30, 1999 (Unaudited).........   F-5

  Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1999 (Unaudited) and June 30, 1998
     (Unaudited) and for the Years Ended December 31, 1998,
     1997
     and 1996...............................................   F-6

  Notes to Consolidated Financial Statements................   F-8

SOUTH TEXAS BANCSHARES, INC.

  Independent Auditors' Report..............................   F-28

  Consolidated Balance Sheets as of June 30, 1999 and 1998
     (Unaudited)............................................   F-29

  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................   F-30

  Consolidated Statements of Income for the Six Months Ended
     June 30, 1999 and 1998 (Unaudited).....................   F-31

  Consolidated Statements of Income for the Years Ended
     December 31, 1998 and 1997.............................   F-32

  Consolidated Statements of Changes in Stockholders' Equity
     for the Six Months Ended June 30, 1999 and 1998
     (Unaudited)............................................   F-33

  Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended December 30, 1998 and 1997.........   F-34

  Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1999 and 1998 (Unaudited)...............   F-35

  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998 and 1997.............................   F-36

  Notes to Consolidated Financial Statements................   F-37

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Prosperity Bancshares, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Prosperity Bancshares, Inc. and subsidiaries (collectively, the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Prosperity Bancshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

February 18, 1999
Houston, Texas

                  PROSPERITY BANCSHARES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                               June 30,        December 31,
                                                              -----------   -------------------
                                                                 1999         1998       1997
                                                              -----------   --------   --------
                                                                   (Dollars in thousands)
                                                              (Unaudited)
                           ASSETS
Cash and due from banks (Note 3)............................   $ 12,511     $ 18,243   $ 17,372
Interest-bearing deposits in financial institutions.........         --           99        198
Available for sale securities, at fair value (amortized cost of $140,085 (unaudited), $113,300 and $38,650
    respectively) (Note 4)..................................    138,170      113,828     38,612
Held to maturity securities, at cost (fair value of $83,577
    (unaudited), $115,021 and $129,774 respectively) (Note
    4)......................................................     83,511      113,916    129,256
Loans (Notes 5 and 6).......................................    188,034      170,478    120,578
Less allowance for credit losses (Note 7)...................     (2,013)      (1,850)    (1,016)
                                                               --------     --------   --------
         Loans, net.........................................    186,021      168,628    119,562
Accrued interest receivable.................................      4,316        3,990      2,501
Goodwill, net of accumulated amortization of $3,400
    (unaudited), $3,077 and $2,577, respectively............      9,366        9,690      5,644
Bank premises and equipment, net (Note 8)...................      6,054        6,105      5,530
Other assets................................................      2,825        1,813      1,468
                                                               --------     --------   --------
TOTAL.......................................................   $442,774     $436,312   $320,143
                                                               ========     ========   ========

            LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
    Deposits (Note 9):
         Noninterest-bearing................................   $ 80,846     $ 84,976   $ 61,447
         Interest-bearing...................................    317,533      305,683    230,069
                                                               --------     --------   --------
             Total deposits.................................    398,379      390,659    291,516
    Other borrowings (Note 10)..............................        570        2,437      2,800
    Accrued interest payable................................        978        1,081        709
    Other liabilities.......................................        619          700        300
                                                               --------     --------   --------
             Total liabilities..............................    400,546      394,877    295,325
COMMITMENTS AND CONTINGENCIES
    (Note 12 and 16)
SHAREHOLDERS' EQUITY (Notes 14, 17, and 18):
    Common stock, $1 par value; 50,000,000 shares
         authorized; 5,198,901 (unaudited), 5,176,401 and
         3,993,884, shares issued at June 30, 1999, December
         31, 1998 and 1997, respectively; 5,195,325
         (unaudited), 5,172,825 and 3,990,308 shares
         outstanding at June 30, 1999, December 31, 1998 and
         1997, respectively.................................      5,199        5,176      3,993
    Capital surplus.........................................     16,441       16,477      4,818
    Retained earnings.......................................     21,870       19,452     16,049
    Accumulated other comprehensive income -- net unrealized
         gains (losses) on available for sale securities,
         net of tax benefit of $651, (unaudited) and tax of
         $179 and $13, respectively.........................     (1,264)         348        (24)
    Less treasury stock, at cost, 3,576 (unaudited), 3,576
         and 3,576 shares, respectively.....................        (18)         (18)       (18)
                                                               --------     --------   --------
             Total shareholders' equity.....................     42,228       41,435     24,818
                                                               --------     --------   --------
TOTAL.......................................................   $442,774     $436,312   $320,143
                                                               ========     ========   ========

                See notes to consolidated financial statements.

                  PROSPERITY BANCSHARES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                For the Six Months         For the Years Ended
                                                  Ended June 30,              December 31,
                                                ------------------    -----------------------------
                                                 1999       1998       1998       1997       1996
                                                -------    -------    -------    -------    -------
                                                   (Unaudited)
                                                   (Dollars in thousands, except per share data)
    INTEREST INCOME:
    Loans, including fees.....................  $ 7,456    $ 5,568    $12,282    $10,206    $ 9,136
    Securities:
         Taxable..............................    6,211      4,841     10,152      8,950      6,648
         Nontaxable...........................      464        295        682        605        723
    Federal funds sold........................      422        127        299        193        310
    Deposits in financial institutions........       --          5          7         16         24
                                                -------    -------    -------    -------    -------
              Total interest income...........   14,553     10,836     23,422     19,970     16,841
                                                -------    -------    -------    -------    -------
INTEREST EXPENSE:
    Deposits..................................    6,123      4,647      9,993      8,858      7,720
    Note payable and federal funds
       purchased..............................       --         --         24        132        203
    Other.....................................        7         69        111         70         --
                                                -------    -------    -------    -------    -------
              Total interest expense..........    6,130      4,716     10,128      9,060      7,923
                                                -------    -------    -------    -------    -------
NET INTEREST INCOME...........................    8,423      6,120     13,294     10,910      8,918
PROVISION FOR CREDIT LOSSES (Note 7)..........      130        145        239        190        230
                                                -------    -------    -------    -------    -------
NET INTEREST INCOME AFTER PROVISION
    FOR CREDIT LOSSES.........................    8,293      5,975     13,055     10,720      8,688
                                                -------    -------    -------    -------    -------
NONINTEREST INCOME:
    Customer service fees.....................    1,241      1,074      2,173      2,062      1,742
    Other.....................................      205        199        319        202        155
                                                -------    -------    -------    -------    -------
              Total noninterest income........    1,446      1,273      2,492      2,264      1,897
                                                -------    -------    -------    -------    -------
NONINTEREST EXPENSE:
    Salaries and employee benefits (Note
       15)....................................    2,820      2,115      4,541      3,968      3,415
    Net occupancy expense.....................      437        367        768        811        710
    Data processing...........................      417        369        807        642        493
    Goodwill amortization.....................      323        235        500        402        257
    Depreciation expense......................      175        136        290        431        367
    Other.....................................    1,265      1,030      2,152      1,582      1,392
                                                -------    -------    -------    -------    -------
              Total noninterest expense.......    5,435      4,252      9,058      7,836      6,634
                                                -------    -------    -------    -------    -------
INCOME BEFORE INCOME TAXES....................    4,304      2,996      6,489      5,148      3,951
PROVISION FOR INCOME TAXES (Note 13)..........    1,367        939      2,029      1,586      1,240
                                                -------    -------    -------    -------    -------
NET INCOME....................................  $ 2,937    $ 2,057    $ 4,460    $ 3,562    $ 2,711
                                                =======    =======    =======    =======    =======
EARNINGS PER SHARE (Note 1):
    Basic.....................................  $  0.57    $  0.52    $  1.08    $  0.94    $  0.77
                                                =======    =======    =======    =======    =======
    Diluted...................................  $  0.55    $  0.50    $  1.04    $  0.92    $  0.76
                                                =======    =======    =======    =======    =======

                See notes to consolidated financial statements.

                  PROSPERITY BANCSHARES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     Accumulated
                                                                                        Other
                                                                                    Comprehensive
                                                                                    Income -- Net
                                                                                   Unrealized Loss
                                            Common Stock                            on Available                    Total
                                         ------------------   Capital   Retained      for Sale       Treasury   Shareholders'
                                          Shares     Amount   Surplus   Earnings     Securities       Stock        Equity
                                         ---------   ------   -------   --------   ---------------   --------   -------------
                                                              (Amounts in thousands, except share data)
BALANCE AT JANUARY 1, 1996.............  3,513,884   $3,513   $ 2,298   $10,701        $   (55)                   $ 16,457
        Net income.....................                                   2,711                                      2,711
        Net change in unrealized loss
            on available for sale
            securities.................                                                     35                          35
                                                                                                                  --------
        Total comprehensive income.....                                                                              2,745
                                                                                                                  --------
        Purchase of treasury stock.....                                                                $(19)           (19)
        Cash dividends declared, $0.10
            per share..................                                    (351)                                      (351)
                                         ---------   ------   -------   -------        -------         ----       --------
BALANCE AT DECEMBER 31, 1996...........  3,513,884    3,513     2,298    13,061            (20)         (19)        18,833
        Net income.....................                                   3,562                                      3,562
        Net change in unrealized loss
            on available for sale
            securities.................                                                     (4)                         (4)
                                                                                                                  --------
        Total comprehensive income.....                                                                              3,558
                                                                                                                  --------
        Sale of treasury stock.........                                                                   1              1
        Issuance of common stock.......    480,000      480     2,520                                                3,000
        Cash dividends declared, $0.15
            per share..................                                    (574)                                      (574)
                                         ---------   ------   -------   -------        -------         ----       --------
BALANCE AT DECEMBER 31, 1997...........  3,993,884    3,993     4,818    16,049            (24)         (18)        24,818
        Net income.....................                                   4,460                                      4,460
        Net change in unrealized loss
            on available for sale
            securities.................                                                    372                         372
                                                                                                                  --------
        Total comprehensive income.....                                                                              4,832
                                                                                                                  --------
        Sale of common stock...........  1,182,517    1,183    11,659                                               12,841
        Cash dividends declared, $0.20
            per share..................                                  (1,057)                                    (1,057)
                                         ---------   ------   -------   -------        -------         ----       --------
BALANCE AT DECEMBER 31, 1998...........  5,176,401    5,176    16,477    19,452            348          (18)        41,435
        Net income (unaudited).........                                   2,937                                      2,937
        Net change in unrealized gain
            (loss) on available for
            sale securities
            (unaudited)................                                                 (1,612)                     (1,612)
                                                                                                                  --------
        Total comprehensive income
            (unaudited)................                                                                              1,325
                                                                                                                  --------
        Sale of common stock
            (unaudited)................     22,500       23        76                                                   99
        Stock issuance cost
            (unaudited)................                          (112)                                                (112)
        Cash dividends declared, $0.10
            per share (unaudited)......                                    (519)                                      (519)
                                         ---------   ------   -------   -------        -------         ----       --------
BALANCE AT JUNE 30, 1999 (UNAUDITED)...  5,198,901   $5,199   $16,441   $21,870        $(1,264)        $(18)      $ 42,228
                                         =========   ======   =======   =======        =======         ====       ========

                See notes to consolidated financial statements.

                  PROSPERITY BANCSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       For the Six Months Ended        For the Years Ended
                                                               June 30,                    December 31,
                                                       ------------------------   ------------------------------
                                                         1999           1998        1998       1997       1996
                                                       ---------      ---------   --------   --------   --------
                                                             (Unaudited)
                                                                        (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income.......................................  $  2,937       $  2,057    $  4,460   $  3,562   $  2,711
    Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization...............       628            488       1,023        833        624
         Provision for credit losses.................       130            145         239        190        230
         Net amortization of premium/discount on
             investments.............................       153             79         236        340        285
         Loss on sale of real estate acquired by
             foreclosure.............................        --              2           2          2         --
         Increase in accrued interest receivable.....      (326)          (502)       (624)      (297)      (126)
         (Increase) in other assets..................      (361)          (162)       (180)      (396)      (222)
         (Decrease) increase in accrued interest
             payable and other liabilities...........        (7)            93         217        (80)      (138)
                                                       --------       --------    --------   --------   --------
             Total adjustments.......................       217            143         913        592        653
                                                       --------       --------    --------   --------   --------
             Net cash provided by operating
                  activities.........................     3,154          2,200       5,373      4,154      3,364
                                                       --------       --------    --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from maturities and principal paydowns
         of held to maturity securities..............    30,653         26,924      54,725     35,405     23,334
    Purchase of held to maturity securities..........      (282)       (11,814)    (15,983)   (66,766)   (39,744)
    Proceeds from sales of available for sale
         securities..................................
    Proceeds from maturities and principal paydowns
         of available for sale securities............     9,548         17,584      24,109     14,206     12,061
    Purchase of available for sale securities........   (36,352)       (23,586)    (81,729)    (3,497)   (25,942)
    Net increase in loans............................   (17,523)       (20,486)    (28,433)    (7,482)   (14,189)
    Net proceeds from sale of real estate acquired by
         foreclosure.................................      (253)          (176)         38        187         --
    Purchase of bank premises and equipment..........                                 (343)      (743)      (364)
    Proceeds from sale of bank premises and
         equipment...................................        --             40          --         --          4
    Net decrease (increase) in interest-bearing
         deposits in financial institutions..........        99             99          99        198       (198)
    Premium paid for Angleton branch.................        --             --          --     (1,990)        --
    Net liabilities acquired in purchase of Angleton
         branch (net of acquired cash of $565).......        --             --          --     28,647         --
    Premium paid for Bay City branch.................        --             --          --         --     (1,750)
    Net liabilities acquired in purchase of Bay City
         branch (net of acquired cash of $492).......        --             --          --         --     27,542
    Premium paid for West Columbia branch............        --           (250)       (250)        --         --
    Net liabilities acquired in purchase of West
         Columbia branch (net of acquired cash of
         $84)........................................        --          5,799       5,799         --         --
    Premium paid for East Bernard branch.............        --             --      (4,297)        --         --
    Net liabilities acquired in purchase of East
         Bernard branch (net of acquired cash of
         $16,602)....................................        --             --       3,134         --         --
                                                       --------       --------    --------   --------   --------
         Net cash (used in) investing activities.....   (14,308)        (5,866)    (43,131)    (1,835)   (19,246)
                                                       --------       --------    --------   --------   --------

                                             (Table continued on following page)

                  PROSPERITY BANCSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            For the Six Months Ended       For the Years Ended
                                                    June 30,                  December 31,
                                            ------------------------   ---------------------------
                                              1999           1998       1998      1997      1996
                                            ---------      ---------   -------   -------   -------
                                                  (Unaudited)
                                                            (Dollars in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net (decrease) increase in
          noninterest-bearing deposits....   $(4,130)       $ 6,892    $13,881   $ 1,210   $ 5,212
     Net increase (decrease) in
          interest-bearing deposits.......    11,850          3,530     13,328    (9,861)   12,455
     Proceeds from line of credit.........        --             --      2,000               3,266
     Repayments of line of credit.........    (1,865)            --     (2,000)   (3,266)   (1,517)
     Proceeds from other borrowings,
          net.............................        --             --         --        --        --
     Repayments of other borrowings,
          net.............................        --         (2,800)      (365)    2,800        --
     Proceeds from the issuance of common
          stock...........................        99             --     12,842     3,000        --
     Stock issuance costs.................      (112)            --         --        --        --
     Purchase of treasury stock...........        --             --         --        --       (19)
     Sale of treasury stock...............        --             --         --         1
     Payments of cash dividends...........      (519)          (399)    (1,057)     (575)     (351)
                                             -------        -------    -------   -------   -------
               Net cash (used in) provided
                    by financing
                    activities............     5,323          7,223     38,629    (6,691)   19,046
                                             -------        -------    -------   -------   -------
NET (DECREASE) INCREASE IN CASH AND CASH
     EQUIVALENTS..........................   $(5,831)       $ 3,557    $   871   $(4,372)  $ 3,164
CASH AND CASH EQUIVALENTS, BEGINNING OF
     PERIOD...............................    18,342         17,372     17,372    21,744    18,580
                                             -------        -------    -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF
     PERIOD...............................   $12,511        $20,929    $18,243   $17,372   $21,744
                                             =======        =======    =======   =======   =======
INCOME TAXES PAID.........................   $ 1,399        $   946    $ 1,882   $ 1,681   $ 1,111
                                             =======        =======    =======   =======   =======
INTEREST PAID.............................   $ 6,232        $ 4,699    $ 9,755   $ 9,039   $ 7,849
                                             =======        =======    =======   =======   =======
NONCASH INVESTING ACTIVITIES:
The Company acquired certain real estate
     through foreclosure of collateral on
     loans totaling approximately $140,
     $189, and $0 during the years ended
     December 31, 1998, 1997, and 1996,
     respectively.

                See notes to consolidated financial statements.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS -- Prosperity Bancshares, Inc. ("Bancshares") and its subsidiaries, Prosperity Holdings, Inc. ("Holdings") and First Prosperity Bank (the "Bank") (collectively referred to as the "Company") provide retail and commercial banking services.

The Bank operates twelve branch banking offices in South Central Texas, with three locations in Houston and nine locations south, southeast and southwest of Houston in Angleton, Bay City, Cuero, East Bernard, Edna, El Campo, West Columbia and Victoria.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Bancshares and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and the prevailing practices within the banking industry. A summary of significant accounting and reporting policies is as follows:

USE OF ESTIMATES -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SECURITIES -- Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the Company has the ability to hold these assets as long-term securities until their estimated maturities. Under certain circumstances (including the deterioration of the issuer's creditworthiness or a change in tax law or statutory or regulatory requirements), securities may be sold or transferred to another portfolio.

Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities within the available for sale portfolio may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest risk, prepayment risk or other similar economic factors.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of these assets. Interest earned on these assets is included in interest income.

LOANS -- Loans are stated at the principal amount outstanding, net of unearned discount and fees. Unearned discount relates principally to consumer installment loans. The related interest income for multipayment loans is recognized principally by the "sum of the digits" method which records interest in proportion to the declining outstanding balances of the loans; for single payment loans, such income is recognized using the straight-line method.

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure." SFAS No. 114 applies to all impaired loans, with the exception of groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. A loan is defined as impaired by SFAS No. 114 if, based on current information and events, it is probable that a creditor will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. Specifically, SFAS No. 114 requires that the allowance for credit losses related to impaired loans be determined based on the difference of carrying

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value of loans and the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Prior to the adoption of SFAS No. 114, the Company's methodology for determining the adequacy of the allowance for credit losses did not incorporate the concept of the time value of money and the expected future interest cash flow.

     As permitted by SFAS No. 118, interest revenue received on impaired loans continues to be either applied against principal or realized as interest revenue, according to management's judgment as to the collectibility of principal. Adoption of these pronouncements, SFAS Nos. 114 and 118, had no impact on the Company's consolidated financial statements including the level of the allowance for credit losses.

     OTHER REAL ESTATE -- Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lesser of the outstanding loan balance or the fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the net gain/loss and carrying costs of other real estate.

     NONREFUNDABLE FEES AND COSTS ASSOCIATED WITH LENDING ACTIVITIES -- Loan origination fees are recognized over the life of the related loan as an adjustment to yield using the interest method.

Generally, loan commitment fees are deferred, except for certain retrospectively determined fees, and recognized as an adjustment of yield by the interest method over the related loan life or, if the commitment expires unexercised, recognized in income upon expiration of the commitment.

     NONPERFORMING LOANS AND PAST DUE LOANS -- Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments. When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to allowance for credit losses. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

     Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

     ALLOWANCE FOR CREDIT LOSSES -- The allowance for credit losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that such a loss is probable. Recoveries are credited to the allowance at the time of recovery.

Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for credit losses and credited to the allowance for credit losses in order to adjust the allowance to a level determined to be adequate to absorb losses.

     Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, probable credit losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond the Company's control.

     Estimates of credit losses involve an exercise of judgment. While it is possible that in the short term the Company may sustain losses which are substantial in relation to the allowance for credit losses, it is the judgment of management that the allowance for credit losses reflected in the consolidated balance sheets is adequate to absorb probable losses that exist in the current loan portfolio.

     PREMISES AND EQUIPMENT -- Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets which range from three to 30 years.

     AMORTIZATION OF GOODWILL -- Goodwill is amortized using the straight-line method over a period of 15 to 25 years. Goodwill is periodically assessed for impairment.

     INCOME TAXES -- Bancshares files a consolidated federal income tax return. The Bank computes federal income taxes as if it filed a separate return and remits to, or is reimbursed by, Bancshares based on the portion of taxes currently due or refundable.

     Deferred tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     STOCK-BASED COMPENSATION -- The Company accounts for its employee stock options using the intrinsic value-based method and makes pro forma disclosures of net income and earnings per share using the fair value-based method (Note
14).

     STATEMENTS OF CASH FLOWS -- For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks as well as federal funds sold that mature in three days or less.

     RECLASSIFICATIONS -- Certain reclassifications have been made to 1997 and 1996 balances to conform to the current year presentation. All reclassifications have been applied consistently for the periods presented.

     EARNINGS PER SHARE -- SFAS No. 128, "Earnings Per Share," requires presentation of basic and diluted earnings per share. Basic earnings per share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Net income per common share for all periods presented has been calculated in accordance with SFAS 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table illustrates the computation of basic and diluted earnings per share after effect of stock split (Note 17):

                                          June 30,                                   December 31,
                              ---------------------------------   ---------------------------------------------------
                                   1999              1998              1998              1997              1996
                              ---------------   ---------------   ---------------   ---------------   ---------------
                                        Per               Per               Per               Per               Per
                                       Share             Share             Share             Share             Share
                              Amount   Amount   Amount   Amount   Amount   Amount   Amount   Amount   Amount   Amount
                              ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                   (Dollars in thousands, except per share data)
Net income..................  $2,937            $2,057            $4,460            $3,562            $2,711
Basic --
    Weighted average shares
        outstanding.........  5,177... $0.57    3,990    $0.52    4,116    $1.08    3,778    $0.94    3,513    $0.77
                                       =====             =====             =====             =====             =====
Diluted:
    Weighted average shares
        outstanding.........  5,177             3,990             4,116             3,778             3,513
    Effect of dilutive
    securities -- options...    200                90               193                86                47
                              ------            ------            ------            ------            ------
    Total...................  $5,377   $0.55    $4,080   $0.50    $4,309   $1.04    $3,864   $0.92    $3,560   $0.76
                              ======   =====    ======   =====    ======   =====    ======   =====    ======   =====

     RECENTLY ISSUED ACCOUNTING STANDARDS -- Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" requires that all components of comprehensive income and total comprehensive income be reported on one of the following: (1) the statement of income, (2) the statement of shareholders' equity, or (3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to shareholders' equity, except those due to investments by owners (changes in paid-in capital) and distributions to owners (dividends). The Company adopted this statement effective January 1, 1998 and has elected to report comprehensive income in the consolidated statements of shareholders' equity.

     Other comprehensive income consists of unrealized gains and losses on available for sale securities. For the year ended December 31, 1998, the change in net unrealized loss on available for sale securities is reported in the consolidated statement of shareholders' equity.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes new standards for public companies to report information about their operating segments, products and services, geographic areas and major customers. The statement is effective for financial statements issued for periods beginning after December 15, 1997. The Company has adopted SFAS No. 131 effective January 1, 1998. Adoption had no material effect on the consolidated financial statements.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is effective for periods beginning after June 15, 2000. Management believes the implementation of this pronouncement will not have a material effect on the Company's financial statements.

     INTERIM FINANCIAL DATA -- The interim financial data and related notes for the six month periods ended June 30, 1998 and 1999 included herein are unaudited; however, in the opinion of management such interim financial data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair representation of the results of the interim periods. The operating results for interim periods may not be indicative of the results expected for the full year.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. ACQUISITIONS

     Effective October 1, 1998, the Company purchased $21.5 million in loans, $66.1 million in deposits, and $292,000 in real property and fixed assets from Union State Bank in East Bernard, Texas.

     In connection with the purchase, the Company paid a cash premium of approximately $4.3 million. This premium was recorded as goodwill and will be amortized on a straight-line basis over 25 years. The acquisition was partially financed with proceeds from the 1997 common stock issuance (see Note 17).

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired bank were recorded at their fair values at the acquisition date.

     The following summarized proforma information assumes the Union State Bank acquisition had occurred on January 1, 1997:

                                                      Year Ended
                                                     December 31,
                                                -----------------------
                                                   1998         1997
                                                ----------   ----------
                                                (Dollars in thousands,
                                                except per share data)
Net interest income...........................   $15,204      $13,434
Net earnings..................................     5,169        4,326
Earnings per share (diluted)..................      1.20         1.12

     On February 27, 1998, the Company purchased for cash certain assets and liabilities and all deposits and related accrued interest payable of Community State Bank in West Columbia. The Company acquired $103,000 in loans, and $5.9 million in deposits. The Company paid a cash premium of $250,000 which is being amortized over fifteen years using the straight-line method. The acquisition was accounted for using the purchase method of accounting.

     During March 1997, the Company entered into a purchase and assumption agreement with another bank to purchase certain assets and to assume certain deposit accounts and related accrued interest payable of a branch located in Angleton, Texas. Effective June 20, 1997, the Company purchased approximately $723,000 in real property and fixed assets and assumed deposits, including unpaid accrued interest, totaling approximately $29,370,000.

     In connection with the purchase, the Company paid a cash premium of approximately $1,990,000. This premium was recorded as goodwill and is being amortized on a straight-line basis over 15 years. The acquisition was partially financed with proceeds from the 1997 common stock issuance (see Note 17).

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired branch were recorded at their fair values at the acquisition date.

     During March 1996, the Company entered into a purchase and assumption agreement with another bank to purchase certain assets and to assume certain deposit accounts and related accrued interest payable of a branch located in Bay City, Texas. Effective June 21, 1996, the Company purchased approximately $10,600,000 in loans and $680,000 in real property and fixed assets and assumed deposits, including unpaid accrued interest, totaling approximately $38,824,000.

     In connection with the purchase, the Company paid a cash premium of $1,750,000. This premium was recorded as goodwill and is being amortized on a straight-line basis over 15 years. The acquisition was financed with proceeds from a note payable to an unaffiliated bank (see Note 10).

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired branch were recorded at their fair values at the acquisition date.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. CASH AND DUE FROM BANKS

     The Bank is required by the Federal Reserve Bank to maintain average reserve balances. "Cash and due from banks" in the consolidated balance sheets includes amounts so restricted of approximately $5,399,000 and $5,849,000 at and December 31, 1998 and 1997.

4. SECURITIES

     The amortized cost and fair value of debt securities are as follows:

                                                         June 30, 1999
                                   ---------------------------------------------------------
                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized     Fair     Carrying
                                     Cost        Gains        Losses      Value      Value
                                   ---------   ----------   ----------   --------   --------
                                                    (Dollars in thousands)
AVAILABLE FOR SALE
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 91,468       $ 13        $1,618     $ 89,863   $ 89,863
States and political
  subdivisions...................     3,976        128            --        4,104      4,104
Collateralized mortgage
  obligations....................    10,270        407            20       10,657     10,657
Mortgage-backed securities.......    34,371         41           866       33,546     33,546
                                   --------       ----        ------     --------   --------

Total............................  $140,085       $589        $2,504     $138,170   $138,170
                                   ========       ====        ======     ========   ========

HELD TO MATURITY
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 42,569       $156        $   85     $ 42,640   $ 42,569
States and political
  subdivisions...................    14,570        120            49       14,641     14,570
Collateralized mortgage
  obligations....................       223         --            --          223        223
Mortgage-backed securities.......    26,149         87           163       26,073     26,149
                                   --------       ----        ------     --------   --------

Total............................  $ 83,511       $363        $  297     $ 83,577   $ 83,511
                                   ========       ====        ======     ========   ========

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                       December 31, 1998
                                   ---------------------------------------------------------
                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized     Fair     Carrying
                                     Cost        Gains        Losses      Value      Value
                                   ---------   ----------   ----------   --------   --------
                                                    (Dollars in thousands)
AVAILABLE FOR SALE
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 67,864      $  285        $ 58      $ 68,091   $ 68,091
States and political
  subdivisions...................     4,026         239          --         4,265      4,265
Collateralized mortgage
  obligations....................    10,832         166          26        10,972     10,972
Mortgage-backed securities.......    30,578          98         176        30,500     30,500
                                   --------      ------        ----      --------   --------
Total............................  $113,300      $  788        $260      $113,828   $113,828
                                   ========      ======        ====      ========   ========
HELD TO MATURITY
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 60,739      $  572        $  2      $ 61,309   $ 60,739
States and political
  subdivisions...................    15,022         376           3        15,395     15,022
Collateralized mortgage
  obligations....................     2,081          --           3         2,078      2,081
Mortgage-backed securities.......    36,074         265         100        36,239     36,074
                                   --------      ------        ----      --------   --------
Total............................  $113,916      $1,213        $108      $115,021   $113,916
                                   ========      ======        ====      ========   ========

                                                       December 31, 1997
                                   ---------------------------------------------------------
                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized     Fair     Carrying
                                     Cost        Gains        Losses      Value      Value
                                   ---------   ----------   ----------   --------   --------
                                                    (Dollars in thousands)
AVAILABLE FOR SALE
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 19,988       $ 57         $ --      $ 20,045   $ 20,045
States and political
  subdivisions...................     1,363        102           --         1,465      1,465
Mortgage-backed securities.......    17,299         61          258        17,102     17,102
                                   --------       ----         ----      --------   --------
Total............................  $ 38,650       $220         $258      $ 38,612   $ 38,612
                                   ========       ====         ====      ========   ========
HELD TO MATURITY
U.S. Treasury securities and
     obligations of U.S.
     government agencies.........  $ 63,171       $245         $ 21      $ 63,395   $ 63,171
States and political
  subdivisions...................    10,465        141            1        10,605     10,465
Collateralized mortgage
  obligations....................     8,749         19           15         8,753      8,749
Mortgage-backed securities.......    46,871        372          222        47,021     46,871
                                   --------       ----         ----      --------   --------
Total............................  $129,256       $777         $259      $129,774   $129,256
                                   ========       ====         ====      ========   ========

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Held to Maturity      Available for Sale
                                             --------------------   --------------------
                                             Amortized     Fair     Amortized     Fair
                                               Cost       Value       Cost       Value
                                             ---------   --------   ---------   --------
                                                       (Dollars in thousands)
Due in one year or less....................  $ 16,118    $ 16,230   $  4,009    $  4,026
Due after one year through five years......    56,945      57,684     50,536      50,756
Due after five years through ten years.....     2,695       2,792     17,070      17,274
Due after ten years........................        --          --        272         296
                                             --------    --------   --------    --------
Subtotal...................................    75,758      76,706     71,887      72,412
Mortgage-backed securities and
     collateralized mortgage obligations...    38,158      38,315     41,413      41,476
                                             --------    --------   --------    --------
Total......................................  $113,916    $115,021   $113,300    $113,828
                                             ========    ========   ========    ========

     There were no sales of held to maturity or available for sale investments in debt securities during 1998, 1997 and 1996.

     The Company does not own securities of any one issuer (other than the U.S. government and its agencies) for which aggregate adjusted cost exceeds 10% of the consolidated shareholders' equity at December 31, 1998 and December 31, 1997. Securities with amortized costs of approximately $68,245,999 and $61,303,319 and a fair value of approximately $68,698,655 and $61,146,428 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

5. LOANS

     The loan portfolio consists of various types of loans made principally to borrowers located in Southeast Texas and is classified by major type as follows (rounded):

                                                     June 30,          December 31,
                                                    -----------    --------------------
                                                       1999          1998        1997
                                                    -----------    --------    --------
                                                    (Unaudited)
                                                          (Dollars in thousands)
Commercial and industrial.........................   $ 18,699      $ 16,972    $ 11,611
Real estate:
     Construction and land development............      2,012         1,727       6,453
     1-4 family residential.......................     96,853        88,139      53,625
     Commercial mortgages.........................     25,238        22,240      16,277
     Farmland.....................................      5,917         6,148       5,804
     Multi-family residential.....................      1,405         1,090         937
Agriculture.......................................     18,578        14,107       6,359
Consumer..........................................     19,753        20,711      20,498
                                                     --------      --------    --------
Total.............................................    188,455       171,134     121,564
Less unearned discount............................        379           656         986
                                                     --------      --------    --------
Total.............................................   $188,034      $170,478    $120,578
                                                     ========      ========    ========

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes as of the dates indicated the loan portfolio of the Company by type of loan:

                                                                 December 31, 1998
                                                    --------------------------------------------
                                                               After One
                                                    One Year    Through     After Five
                                                    or Less    Five Years     Years       Total
                                                    --------   ----------   ----------   -------
                                                               (Dollars in thousands)
Commercial and industrial.........................  $10,354      $4,355       $2,263     $16,972
Construction and land development.................    1,707          20                    1,727
                                                    -------      ------       ------     -------
               Total..............................  $12,061      $4,375       $2,263     $18,699
                                                    =======      ======       ======     =======
Loans with a predetermined interest rate..........  $ 6,248      $2,879       $1,670     $10,797
Loans with a floating interest rate...............    5,813       1,496          593       7,902
                                                    -------      ------       ------     -------
               Total..............................  $12,061      $4,375       $2,263     $18,699
                                                    =======      ======       ======     =======

     As discussed in Note 1, the Bank adopted SFAS No. 114 and 118 effective January 1, 1995. Adoption of these statements had no impact on the Company's financial statements including the level of the allowance for credit losses. Instead, it resulted only in a reallocation of the existing allowance for credit losses.

     As of December 31, 1998 and 1997, loans outstanding to directors, officers and their affiliates were approximately $2,231,000 and $2,432,000, respectively. In the opinion of management, all transactions entered into between the Company and such related parties have been, and are, in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

     An analysis of activity with respect to these related-party loans is as follows:

                                                                    Year Ended
                                                                   December 31,
                                                              -----------------------
                                                                1998          1997
                                                              ---------     ---------
                                                              (Dollars in thousands)
Beginning balance...........................................   $ 2,432       $ 3,210
New loans and reclassified related loans....................     2,046         1,045
Repayments..................................................    (2,247)       (1,823)
                                                               -------       -------
Ending balance..............................................   $ 2,231       $ 2,432
                                                               =======       =======

6. NONPERFORMING LOANS AND PAST DUE LOANS

     The Company had no nonaccrual, 90 days or more past due, or restructured loans at June 30, 1999 (unaudited). The Company had $5,000 in nonaccrual loans and no 90 days or more past due, or restructured loans at December 31, 1998.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. ALLOWANCE FOR CREDIT LOSSES

     An analysis of activity in the allowance for credit losses is as follows:

                                                  Six Months Ended           Year Ended
                                                      June 30,              December 31,
                                                  ----------------    ------------------------
                                                   1999      1998      1998      1997     1996
                                                  ------    ------    ------    ------    ----
                                                    (Unaudited)
                                                        )                (Dollars in thousands
Balance at beginning of year....................  $1,850    $1,016    $1,016    $  923    $753
     Balance acquired with acquisition..........      --        --       661        --      --
     Addition -- provision charged to
          operations............................     130       145       239       190     230
     Net charge-offs:
               Loans charged off................     (19)      (55)      (81)     (130)    (73)
               Loan recoveries..................      52         8        15        33      13
                                                  ------    ------    ------    ------    ----
Total net charge-offs...........................      33       (47)      (66)      (97)    (60)
                                                  ------    ------    ------    ------    ----
Balance at end of period........................  $2,013    $1,114    $1,850    $1,016    $923
                                                  ======    ======    ======    ======    ====

8. PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                         Year Ended
                                                        December 31,
                                                   ----------------------
                                                     1998          1997
                                                   --------      --------
                                                   (Dollars in thousands)
Land.............................................   $1,131        $  935
Buildings........................................    5,599         4,766
Furniture, fixtures and equipment................    2,551         2,164
Construction in progress.........................       32           388
                                                    ------        ------
Total............................................    9,313         8,253
Less accumulated depreciation....................    3,208         2,723
                                                    ------        ------
Premises and equipment, net......................   $6,105        $5,530
                                                    ======        ======

9. DEPOSITS

     Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at June 30, 1999 and December 31, 1998 and 1997 were as follows:

                                                                December 31,
                                                 June 30,     -----------------
                                                   1999        1998      1997
                                                -----------   -------   -------
                                                (Unaudited)
                                                         )(Dollars in thousands
Three months or less..........................    $17,887     $ 5,835   $ 1,567
Greater than three through six months.........      8,842       9,603     3,370
Greater than six through twelve months........     12,207      21,296    11,992
Thereafter....................................      4,046       6,097     6,226
                                                  -------     -------   -------
Total.........................................    $42,982     $42,831   $23,155
                                                  =======     =======   =======

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest expense for certificates of deposit in excess of $100,000 was approximately $593,000, $1,492,000 and $1,264,000 and $1,291,000 for the six
months ended June 30, 1999 (unaudited) and the years ended December 31, 1998, 1997, and 1996, respectively.

     The Company has no brokered deposits and there are no major concentrations of deposits.

10. NOTE PAYABLE AND OTHER BORROWINGS

     NOTE PAYABLE -- During December 1997, Bancshares entered into an agreement with a bank to borrow up to $8,000,000 under a reducing, revolving line of credit (the "Line"). The purpose of the Line is to provide funding for potential acquisitions in the future. The maximum amount available under the Line is reduced by $1,142,857 each year beginning December 1998 with all amounts due and payable on December 31, 2004. The Line bears interest, payable quarterly, at the Federal Funds Rate plus 2.75%. The Line is collateralized by 100% of the issued and outstanding common shares of Holdings and the Bank. At December 31, 1998 and 1997, Bancshares had no outstanding borrowings under the Line. During 1997, Bancshares paid off the outstanding balance under a similar agreement (the "Old Line") with a bank.

     OTHER BORROWINGS -- At December 31, 1998, Federal Home Loan Bank ("FHLB") advances totaled $2,435,000 with a floating interest rate of 5.55%. There were advances at December 31, 1997 of $2,800,000.

     The FHLB line of credit agreement matures May 14, 1999. The advances under the FHLB line of credit are secured by a blanket pledge of the Bank's one-to-four family mortgages.

11. INTEREST RATE RISK

     The Company is principally engaged in providing real estate, consumer and commercial loans, with interest rates that are both fixed and variable. These loans are primarily funded through short-term demand deposits and longer-term certificates of deposit with variable and fixed rates. The fixed real estate loans are more sensitive to interest rate risk because of their fixed rates and longer maturities.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Company is a party to various financial instruments with off-balance-sheet risk to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

     The following is a summary of the various financial instruments entered into by the Company:

                                                                        December 31,
                                                         June 30,     -----------------
                                                           1999        1998      1997
                                                        -----------   -------   -------
                                                        (Unaudited)
                                                                 )(Dollars in thousands
Financial instruments whose contract amounts represent
credit risk:
          Commitments to extend credit................    $18,325     $19,698   $11,856
          Standby letters of credit...................        360         233       315

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1998, approximately $12.9 million of commitments to extend credit have fixed rates ranging from 6.65% to 11.75%. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The Company evaluates customer creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

13. INCOME TAXES

     The components of the provision for federal income taxes are as follows:

                                                            Year Ended December 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                             (Dollars in thousands)
Current..................................................  $2,106    $1,634    $1,340
Deferred.................................................     (77)      (48)     (100)
                                                           ------    ------    ------
Total....................................................  $2,029    $1,586    $1,240
                                                           ======    ======    ======

     The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate on income as follows:

                                                            Year Ended December 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                             (Dollars in thousands)
Taxes calculated at statutory rate.......................  $2,206    $1,750    $1,343
Increase (decrease) resulting from:
          Tax-exempt interest............................    (275)     (251)     (258)
          Amortization of goodwill.......................      54        57        57
          Other, net.....................................      44        30        98
                                                           ------    ------    ------
Total....................................................  $2,029    $1,586    $1,240
                                                           ======    ======    ======

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Deferred tax assets and liabilities are as follows:

                                                                    December 31,
                                                               ----------------------
                                                                  1998        1997
                                                               ----------   ---------
                                                               (Dollars in thousands)
Deferred tax assets --
     Allowance for credit losses............................   $ 284,000    $225,000
     Other..................................................       4,000          --
                                                               ---------    --------
Total deferred tax assets...................................     288,000     225,000
                                                               ---------    --------
Deferred tax liabilities:
     Accretion on investments...............................   $ 206,000    $189,000
     Bank premises and equipment............................     192,000      24,000
     Unrealized loss on available for sale investment
          securities........................................   179,000..      13,000
     Other..................................................          --       7,000
                                                               ---------    --------
Total deferred tax liabilities..............................     577,000     233,000
                                                               ---------    --------
Net deferred tax liabilities................................   $(289,000)   $ (8,000)
                                                               =========    ========

14. STOCK INCENTIVE PROGRAM

     During 1995 the Company's Board of Directors approved a stock option plan (the "Plan") for executive officers and key associates to purchase common stock of Bancshares. On May 31, 1995, the Company granted 260,000 options, after stock split, (see Note 17) which vest over a ten-year period beginning on the date of grant. Ten percent of the options vest each year, however no options may be exercised until the optionee has completed five years of employment after the date of grant. The options were granted at an average exercise price of $4.40 (after stock split). Compensation expense was not recognized for the stock options because the options had an exercise price approximating the fair value of Bancshares' common stock at the date of grant. The maximum number of options available for grant under the Plan is 340,000 (after stock split).

                                                       Year Ended December 31,
                                   ---------------------------------------------------------------
                                          1998                  1997                  1996
                                   -------------------   -------------------   -------------------
                                                       (Amounts in thousands)
                                             Weighted-             Weighted-             Weighted-
                                   Number     Average    Number     Average    Number     Average
                                     of      Exercise      of      Exercise      of      Exercise
                                   Options     Price     Options     Price     Options     Price
                                   -------   ---------   -------   ---------   -------   ---------
Options outstanding, beginning of
period...........................  260,000     $4.40     260,000     $4.40     260,000     $4.40
Options granted..................   60,000      6.25          --        --          --        --
                                   -------     -----     -------     -----     -------     -----
Options outstanding, end of
  period.........................  320,000     $4.71     260,000     $4.40     260,000     $4.40
                                   =======     =====     =======     =====     =======     =====

     There were no options granted, exercised, forfeited, or expired during 1997 and 1996. At December 31, 1998, 1997 and 1996, there were no options that were exercisable under the Plan. On February 10, 1998, the Company granted 60,000 options under the Plan. The options were granted at an exercise price of $6.25 (after stock split). Compensation expense was not recorded for the stock options because the exercise price approximated the fair value of common stock at the date of grant.

     On the grant date, the weighted-average fair value of the stock options granted in 1995 was $.39. The weighted-average remaining contractual life of options outstanding at December 31, 1997 was 7.42 years. The

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fair value of each stock option was estimated using an option-pricing model with the following assumptions used: risk-free interest rate of 6.49%; dividend yield of 4.54%; and an expected life of 6.5 years.

     If compensation expense had been recorded based on the fair value at the grant date for awards consistent with SFAS No. 123, the Company's net income would have been $4,449,936, $3,555,480, and $2,704,040 for the years ended December 31, 1998, 1997, and 1996, respectively. Diluted earnings per share would have be $1.03, $0.92 and $0.80 for the years ended December 31, 1998, 1997 and 1996, respectively.

15. PROFIT SHARING PLAN

     The Company has adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code whereby participants may contribute up to 15% of their compensation. Matching contributions are made at the discretion of the Company. Such matching contributions were approximately $112,000, $87,000, and $72,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

16. COMMITMENTS

Leases -- A summary of noncancelable future operating lease commitments as of December 31, 1998 follows:

1999............................................   $  206,518
2000............................................      221,839
2001............................................      221,839
2002............................................      222,739
2003............................................      223,639
                                                   ----------
Total...........................................   $1,096,574
                                                   ==========

     It is expected that in the normal course of business, expiring leases will be renewed or replaced by leases on other property or equipment.

     Rent expense under all noncancelable operating lease obligations aggregated approximately $193,000 for the year ended 1998, $191,000 for the year ended December 31, 1997 and $180,000 for the year ended December 31, 1996.

     Litigation -- The Company has been named as a defendant in various legal actions arising in the normal course of business. In the opinion of management, after reviewing such claims with outside counsel, resolution of such matters will not have a materially adverse impact on the consolidated financial statements. Various lawsuits are pending against the Company.

17. SHAREHOLDERS' EQUITY

     During 1998, the Company had an Initial Public Offering selling 1,182,517 shares. Net proceeds of $12,840,890 were used to fund general corporate purposes, including support of balance sheet growth, future acquisitions and to repay certain indebtedness incurred in the acquisition of Union State Bank.

     On September 10, 1998, the Company effected a four for one common stock split in the form of a common stock dividend (the "Stock Split"). All share and per share information for common stock has been restated to reflect the Stock Split. In September 1998, the Company increased the number of authorized shares of common stock from 1,000,000 to 50,000,000 and authorized 20,000,000 shares of preferred stock with a par value of $1.

     During 1997, the Company sold 480,000 shares of common stock at $6.25 per share, after stock split, which approximated the book value of the Company at the time of the sale. Proceeds to the Company totaling

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$3,000,000 were used to fund the acquisition of a branch (Note 2) and to repay borrowings under a line of credit arrangement with a bank (Note 10).

     Dividends paid by Bancshares and the Bank are subject to restrictions by certain regulatory agencies. There was an aggregate of approximately $8,750,000 and $7,400,000 available for payment of dividends by Bancshares and by the Bank to Bancshares, respectively, at December 31, 1998 under these restrictions. Dividends paid by Bancshares during the years ended December 31, 1998 and 1997 were $1,056,517 and $574,536, respectively. Dividends paid by the Bank to Bancshares during the years ended December 31, 1998 and 1997 were $995,000 and $2,922,150, respectively.

18. REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on the Company's and the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification under the regulatory framework for prompt corrective action are also subject to qualitative judgements by the regulators about the components, risk weightings and other factors.

     To meet the capital adequacy requirements, the Company and the Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 1998 and 1997, that the Company and the Bank met all capital adequacy requirements to which they are subject.

     At December 31, 1998, the most recent notification from the State of Texas Department of Banking categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification which management believes have changed the Bank's category.

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of the Company's and the Bank's capital ratios at December 31, 1998 and 1997:

                                                                                      To Be Well
                                                                                  Capitalized Under
                                                                 For Capital      Prompt Corrective
                                                Actual        Adequacy Purposes   Action Provisions
                                           ----------------   -----------------   ------------------
                                           Amount    Ratio     Amount    Ratio     Amount     Ratio
                                           -------   ------   --------   ------   --------   -------
CONSOLIDATED:
     AS OF DECEMBER 31, 1998:
          Total Capital
               (to Risk Weighted
               Assets)...................  $33,248   19.08%   $13,937     8.0%       N/A        N/A
          Tier I Capital
               (to Risk Weighted
               Assets)...................  $31,398   18.02%   $ 6,969     4.0%       N/A        N/A
          Tier I Capital
               (to Average Assets).......  $31,398    7.58%   $12,422     3.0%       N/A        N/A
     AS OF DECEMBER 31, 1997:
          Total Capital
               (to Risk Weighted
               Assets)...................  $20,234   15.73%   $10,293     8.0%       N/A        N/A
          Tier I Capital
               (to Risk Weighted
               Assets)...................  $19,218   14.94%   $ 5,146     4.0%       N/A        N/A
          Tier I Capital
               (to Average Assets).......  $19,218    6.30%   $ 9,151     3.0%       N/A        N/A

                                                                                    To Be Well
                                                                                 Capitalized Under
                                                                For Capital      Prompt Corrective
                                               Actual        Adequacy Purposes   Action Provisions
                                          ----------------   -----------------   -----------------
                                          Amount    Ratio     Amount    Ratio     Amount    Ratio
                                          -------   ------   --------   ------   --------   ------
BANK ONLY:
     AS OF DECEMBER 31, 1998:
          Total Capital
               (to Risk Weighted
               Assets)..................  $22,516   12.93%   $13,934     8.0%    $17,417    10.0%
          Tier I Capital
               (to Risk Weighted
               Assets)..................  $20,666   11.87%   $ 6,967     4.0%    $10,450     6.0%
          Tier I Capital
               (to Average Assets)......  $20,666    5.00%   $12,419     3.0%    $20,698     5.0%
     AS OF DECEMBER 31, 1997:
          Total Capital
               (to Risk Weighted
               Assets)..................  $20,056   15.59%   $10,292     8.0%    $12,865    10.0%
          Tier I Capital
               (to Risk Weighted
               Assets)..................  $19,040   14.80%   $ 5,146     4.0%    $ 7,719     6.0%
          Tier I Capital
               (to Average Assets)......  $19,040    6.13%   $ 9,320     3.0%    $15,533     5.0%

19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Disclosures of the estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND CASH EQUIVALENTS -- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     SECURITIES -- For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     LOAN RECEIVABLES -- For certain homogeneous categories of loans (such as some residential mortgages and other consumer loans), fair value is estimated by discounting the future cash flows using the risk-free Treasury rate for the applicable maturity, adjusted for servicing and credit risk. The carrying value of variable rate loans approximates fair value because the loans reprice frequently to current market rates.

     DEPOSIT LIABILITIES -- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     LONG-TERM DEBT AND OTHER BORROWINGS -- Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS -- The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties.

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                               December 31,
                                                 -----------------------------------------
                                                        1998                  1997
                                                 -------------------   -------------------
                                                 Carrying     Fair     Carrying     Fair
                                                  Amount     Value      Amount     Value
                                                 --------   --------   --------   --------
Financial assets:
     Cash and cash equivalents.................  $ 18,243   $ 18,243   $ 17,372   $ 17,372
     Interest-bearing deposits in financial
          institutions.........................        99         99        198        198
     Held to maturity securities...............   113,916    115,021    129,256    129,774
     Available for sale securities.............   113,828    113,828     38,612     38,612
     Loans.....................................   170,478    186,874    120,578    129,601
     Less allowance for loan losses............    (1,850)    (1,850)    (1,016)    (1,016)
                                                 --------   --------   --------   --------
Total..........................................  $414,714   $432,215   $305,000   $314,541
                                                 ========   ========   ========   ========
Financial liabilities:
     Deposits..................................  $390,659   $391,590   $291,516   $291,779
     Other borrowing...........................     2,437      2,437      2,800      2,800
                                                 --------   --------   --------   --------
Total..........................................  $393,096   $394,027   $294,316   $294,579
                                                 ========   ========   ========   ========

     The differences in fair value and carrying value of commitments to extend credit and standby letters of credit were not material at December 31, 1998 and 1997.

     The fair value estimates presented herein are based on pertinent information available to management as of the dates indicated. Although management is not aware of any factors that would significantly affect the

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PARENT COMPANY ONLY FINANCIAL STATEMENTS

                          PROSPERITY BANCSHARES, INC.
                             (PARENT COMPANY ONLY)
                                 BALANCE SHEETS

                                                         December 31,
                                                    -----------------------
                                                       1998         1997
                                                    ----------   ----------
                                                    (Dollars in thousands)
                      ASSETS
Cash..............................................   $10,688      $   153
Investment in subsidiaries........................    25,323       19,066
Goodwill, net.....................................     5,380        5,593
Other assets......................................        49           11
                                                     -------      -------
TOTAL.............................................   $41,440      $24,823
                                                     =======      =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
     Note payable
     Accrued interest payable and other
       liabilities................................   $     5      $     5
                                                     -------      -------
               Total liabilities..................         5            5
                                                     -------      -------
SHAREHOLDERS' EQUITY:
     Common stock.................................     5,176        3,993
     Capital surplus..............................    16,477        4,818
     Retained earnings............................    19,452       16,049
     Unrealized losses on available for sale
          securities, net of tax..................       348          (24)
     Less treasury stock, at cost (3,576 shares at
          December 31, 1998 and 1997,
          respectively)...........................       (18)         (18)
                                                     -------      -------
               Total shareholders' equity.........    41,435       24,818
                                                     -------      -------
TOTAL.............................................   $41,440      $24,823
                                                     =======      =======

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                          PROSPERITY BANCSHARES, INC.
                             (PARENT COMPANY ONLY)
                              STATEMENTS OF INCOME

                                                          For the Years Ended December 31,
                                                         ----------------------------------
                                                           1998         1997         1996
                                                         --------     --------     --------
                                                               (Dollars in thousands)
OPERATING INCOME:
     Dividends from subsidiaries.......................   $  995       $2,922       $  661
OPERATING EXPENSE:
     Interest expense..................................       24          120          203
     Amortization of goodwill..........................      463          392          248
     Other expenses....................................       69           66           49
                                                          ------       ------       ------

               Total operating expense.................      556          578          500
                                                          ------       ------       ------

INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN
     UNDISTRIBUTED EARNINGS OF SUBSIDIARIES............      439        2,344          161
FEDERAL INCOME TAX BENEFIT.............................      136          137           86
                                                          ------       ------       ------

INCOME BEFORE EQUITY IN UNDISTRIBUTED
     EARNINGS OF SUBSIDIARIES..........................      575        2,481          247
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES.......    3,885        1,081        2,464
                                                          ------       ------       ------

NET INCOME.............................................   $4,460       $3,562       $2,711
                                                          ======       ======       ======

                   PROSPERITY BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                          PROSPERITY BANCSHARES, INC.
                             (PARENT COMPANY ONLY)
                            STATEMENTS OF CASH FLOWS

                                                          For the Years Ended December 31,
                                                          ---------------------------------
                                                            1998        1997        1996
                                                          ---------   ---------   ---------
                                                               (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income.........................................   $ 4,460     $ 3,562     $ 2,711
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Equity in undistributed earnings of
            subsidiaries................................    (3,885)     (1,081)     (2,464)
          Amortization of goodwill......................       463         392         248
          Increase in other assets......................       (38)         (6)         (2)
          Increase (decrease) in other liabilities......                     4         (33)
                                                           -------     -------     -------
               Total adjustments........................    (3,460)       (691)     (2,251)
                                                           -------     -------     -------
               Net cash flows provided by operating
                 activities.............................     1,000       2,871         460
                                                           -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Premiums paid for branch acquisitions..............      (250)     (1,990)     (1,750)
     Capital contribution to subsidiary.................    (2,000)
                                                           -------     -------     -------
               Net cash flows used in investing
                 activities.............................    (2,250)     (1,990)     (1,750)
                                                           -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment of line of credit........................    (2,000)     (3,267)     (1,517)
     Proceeds from line of credit.......................     2,000       3,266
     Issuance of common stock...........................    12,842       3,000
     Payments of cash dividends.........................    (1,057)       (574)       (351)
     Sale (purchase) of treasury stock..................                     1         (19)
                                                           -------     -------     -------
               Net cash flows (used in) provided by
                 financing activities...................    11,785        (840)      1,379
                                                           -------     -------     -------
NET INCREASE IN CASH AND CASH EQUIVALENTS...............    10,535          41          89
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........       153         112          23
                                                           -------     -------     -------
CASH AND CASH EQUIVALENTS, END OF PERIOD................   $10,688     $   153     $   112
                                                           =======     =======     =======

21. SUBSEQUENT EVENT (UNAUDITED)

     On October 1, 1999, the Company acquired South Texas Bancshares, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  South Texas Bancshares, Inc. and Subsidiary
  Beeville, Texas

We have audited the accompanying consolidated balance sheets of South Texas Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Texas Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Padgett, Stratemann & Co., L.L.P.

February 25, 1999
San Antonio, Texas

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                        June 30,
                                                              -----------------------------
                                                                  1999             1998
                                                              ------------     ------------
                                                                       (Unaudited)
                           ASSETS
Cash and due from banks.....................................  $  9,036,471     $  6,617,125
Federal funds sold..........................................    11,700,000        9,675,000
                                                              ------------     ------------
          Total cash and cash equivalents...................    20,736,471       16,292,125
Securities:
  Available for sale securities, at fair value..............    72,477,456       14,523,107
  Held to maturity securities, at cost......................            --       63,603,378
                                                              ------------     ------------
          Total securities..................................    72,477,456       78,126,485
Loans:
  Total loans, net of unearned discount.....................    35,075,322       36,922,145
  Allowance for loan losses.................................      (532,179)        (526,907)
                                                              ------------     ------------
          Net loans.........................................    34,543,143       36,395,238
Accrued interest receivable.................................     1,321,972        1,387,924
Excess of cost over fair value of net assets acquired.......     3,378,074        3,528,722
Bank premises and equipment, net............................     2,848,556        3,287,977
Prepaid expenses and other assets...........................       486,686          423,631
                                                              ------------     ------------
          Total assets......................................  $135,792,358     $139,442,102
                                                              ============     ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits..................................................  $119,004,273     $123,189,302
  Accrued interest payable..................................       502,240          524,561
  Other liabilities.........................................       713,522          748,596
                                                              ------------     ------------
          Total liabilities.................................   120,220,035      124,462,459
Stockholders' Equity:
  Preferred stock, $1 par value; 1,000,000 shares
     authorized; no shares issued...........................            --               --
  Common stock, $.50 par value; 1,000,000 shares authorized;
     241,423 (unaudited) and 240,473 (unaudited) shares
     issued and outstanding at June 30, 1999 and 1998,
     respectively...........................................       120,712          120,236
  Surplus...................................................     3,227,576        3,197,051
  Retained earnings.........................................    12,605,983       11,682,873
  Accumulated other comprehensive income (loss).............      (381,948)         (20,517)
                                                              ------------     ------------
          Total stockholders' equity........................    15,572,323       14,979,643
                                                              ------------     ------------
          Total liabilities and stockholders' equity........  $135,792,358     $139,442,102
                                                              ============     ============

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                     December 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------   ------------
                           ASSETS
Cash and due from banks.....................................  $  8,637,989   $  7,076,546
Federal funds sold..........................................    12,100,000      8,050,000
                                                              ------------   ------------
          Total cash and cash equivalents...................    20,737,989     15,126,546
Securities available for sale...............................    22,509,958      9,845,086
Securities to be held to maturity...........................    54,517,043     73,407,209
Loans -- net of allowance for loan losses...................    37,397,936     35,477,295
Bank premises and equipment.................................     3,049,022      3,484,972
Accrued interest receivable.................................     1,273,301      1,355,898
Excess of cost over fair value of net assets acquired.......     3,453,398      3,604,046
Prepaid expenses and other assets...........................        94,377        267,848
Other real estate owned.....................................        84,761             --
                                                              ------------   ------------
                                                              $143,117,785   $142,568,900
                                                              ============   ============
            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Demand deposits........................................  $ 23,816,596   $ 20,025,359
     Savings and NOW deposits...............................    48,138,492     50,943,290
     Other time deposits....................................    54,679,042     55,699,428
                                                              ------------   ------------
          Total deposits....................................   126,634,130    126,668,077
     Accrued interest payable...............................       525,206        557,383
     Other liabilities......................................       632,877        588,119
                                                              ------------   ------------
          Total liabilities.................................   127,792,213    127,813,579
                                                              ------------   ------------
Stockholders' Equity
     Preferred stock -- $1 par value; 1,000,000 shares
          authorized; no shares issued......................            --             --
     Common stock -- $.50 par value; 1,000,000 shares
          authorized; 241,423 shares issued and outstanding
          (239,968 shares outstanding in 1997)..............       120,712        119,984
     Surplus................................................     3,227,576      3,182,514
     Retained earnings......................................    11,968,100     11,486,915
     Accumulated other comprehensive income (loss)..........         9,184        (34,092)
                                                              ------------   ------------
               Total stockholders' equity...................    15,325,572     14,755,321
                                                              ------------   ------------
                                                              $143,117,785   $142,568,900
                                                              ============   ============

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                                              For the Six Months Ended
                                                                      June 30,
                                                              -------------------------
                                                                 1999           1998
                                                              ----------     ----------
                                                                     (Unaudited)
Interest income:
  Loans, including fees.....................................  $1,723,901     $1,844,960
  Investment securities.....................................   2,220,052      2,479,007
  Federal funds sold........................................     322,792        286,674
                                                              ----------     ----------
          Total interest income.............................   4,266,745      4,610,641
Interest expense............................................   1,848,025      2,120,482
                                                              ----------     ----------
Net interest income.........................................   2,418,720      2,490,159
Provision for loan losses...................................          --             --
                                                              ----------     ----------
Net interest income after provision for loan losses.........   2,418,720      2,490,159
                                                              ----------     ----------
Other income:
  Service charges and fees..................................     598,654        601,882
  Other.....................................................     182,109        192,916
                                                              ----------     ----------
          Total other income................................     780,763        794,798
                                                              ----------     ----------
Other expense:
  Employee compensation and benefits........................   1,110,688      1,087,108
  Occupancy expense.........................................     191,696        190,708
  Other.....................................................     958,391        998,737
                                                              ----------     ----------
          Total other expense...............................   2,260,775      2,276,553
                                                              ----------     ----------
  Income before federal income taxes........................     938,708      1,008,404
  Federal income tax expense................................     300,825        331,663
                                                              ----------     ----------
  Net income................................................  $  637,883     $  676,741
                                                              ==========     ==========
Basic earnings per share:
  Net income per share......................................  $     2.64     $     2.82
  Average shares outstanding................................     241,423        240,163
                                                              ==========     ==========
Diluted earnings per share:
  Net income per share......................................  $     2.57     $     2.75
  Average shares outstanding................................     247,939        245,812
                                                              ==========     ==========

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                                              Years Ended December 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Interest Income:
     Loans, including fees..................................  $3,705,785    $3,296,775
     Investment securities..................................   4,813,294     4,686,774
     Federal funds sold.....................................     611,669       732,927
                                                              ----------    ----------
               Total interest income........................   9,130,748     8,716,476
Interest Expense............................................   4,108,071     4,078,835
                                                              ----------    ----------
               Net interest income..........................   5,022,677     4,637,641
Recovery of provision for loan losses.......................     100,000        80,000
                                                              ----------    ----------
               Net interest income after recovery of
                     provision for loan losses..............   5,122,677     4,717,641
                                                              ----------    ----------
Other Income:
     Service charges and fees...............................   1,236,117     1,222,510
     Settlement of lawsuit..................................          --        29,999
     Other..................................................     377,948       290,798
                                                              ----------    ----------
                                                               1,614,065     1,543,307
                                                              ----------    ----------
Other Expenses:
     Employee compensation and benefits.....................   2,148,274     2,060,340
     Occupancy and equipment expenses.......................   1,058,943     1,012,417
     Other..................................................   1,380,336     1,408,922
                                                              ----------    ----------
                                                               4,587,553     4,481,679
                                                              ----------    ----------
Income Before Federal Income Tax............................   2,149,189     1,779,269
Federal Income Tax Expense..................................     704,374       596,438
                                                              ----------    ----------
Net Income..................................................  $1,444,815    $1,182,831
                                                              ==========    ==========
Earnings Per Share of Common Stock..........................  $     6.01    $     4.96
                                                              ==========    ==========
Average Common Shares Outstanding...........................     240,361       238,689
                                                              ==========    ==========

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                                        Accumulated
                                                                           Other
                                                                       Comprehensive
                                                                       Income -- Net
                                                                      Unrealized Loss
                                                                       on Available         Total
                                 Common                  Retained        for Sale       Stockholders'
                                 Stock      Surplus      Earnings       Securities         Equity
                                --------   ----------   -----------   ---------------   -------------
Balance at December 31,
1997..........................  $119,984   $3,182,514   $11,486,915     $   (34,092)     $14,755,321
  Comprehensive income:
     Net income...............        --           --       676,741              --          676,741
     Net change in unrealized
       loss on available for
       sale securities........        --           --            --          13,575           13,575
                                --------   ----------   -----------     -----------      -----------
          Total comprehensive
            income............        --           --       676,741          13,575          690,316
  Issuance of common stock....       252       14,537            --              --           14,789
  Cash dividends paid.........        --           --      (480,783)             --         (480,783)
                                --------   ----------   -----------     -----------      -----------
Balance at June 30, 1998......  $120,236   $3,197,051   $11,682,873     $   (20,517)     $14,979,643
                                ========   ==========   ===========     ===========      ===========

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1999
                                  (UNAUDITED)

                                                                        Accumulated
                                                                           Other
                                                                       Comprehensive
                                                                       Income -- Net
                                                                      Unrealized Loss
                                                                       on Available         Total
                                 Common                  Retained        for Sale       Stockholders'
                                 Stock      Surplus      Earnings       Securities         Equity
                                --------   ----------   -----------   ---------------   -------------
Balance at December 31,
1998..........................  $120,712   $3,227,576   $11,968,100     $     9,184      $15,325,572
  Comprehensive income:
     Net income...............        --           --       637,883              --          637,883
     Net change in unrealized
       gain on available for
       sale securities........        --           --            --        (391,132)        (391,132)
                                --------   ----------   -----------     -----------      -----------
          Total comprehensive
            income............        --           --       637,883        (391,132)         246,751
                                --------   ----------   -----------     -----------      -----------
Balance at June 30, 1999......  $120,712   $3,227,576   $12,605,983     $  (381,948)     $15,572,323
                                ========   ==========   ===========     ===========      ===========

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                 Accumulated
                                                                                    Other
                                           Common                  Retained     Comprehensive
                                           Stock      Surplus      Earnings     Income (Loss)      Total
                                          --------   ----------   -----------   -------------   -----------
BALANCE AT JANUARY 1, 1997..............  $119,249   $3,140,589   $11,022,158     $(51,841)     $14,230,155
    Comprehensive income:
         Net income -- year ended
             December 31, 1997..........        --           --     1,182,831           --        1,182,831
         Change in net unrealized gain
             (loss) on securities
             available for sale, net of
             reclassification
             adjustment.................        --           --            --       17,749           17,749
                                          --------   ----------   -----------     --------      -----------
         Total comprehensive income.....        --           --     1,182,831       17,749        1,200,580
    Cash dividends paid -- $3 per
         share..........................        --           --      (718,074)          --         (718,074)
    Issuance of 1,470 shares of common
         stock through exercise of stock
         options........................       735       41,925            --           --           42,660
                                          --------   ----------   -----------     --------      -----------
BALANCE AT DECEMBER 31, 1997............   119,984    3,182,514    11,486,915      (34,092)      14,755,321
    Comprehensive income:
         Net income -- year ended
             December 31, 1998..........        --           --     1,444,815           --        1,444,815
         Change in net unrealized gain
             (loss) on securities
             available for sale, net of
             reclassification
             adjustment.................        --           --            --       43,276           43,276
                                          --------   ----------   -----------     --------      -----------
         Total comprehensive income.....        --           --     1,444,815       43,276        1,488,091
    Cash dividends paid -- $4 per
         share..........................        --           --      (963,630)          --         (963,630)
    Issuance of 1,455 shares of common
         stock through exercise of stock
         options........................       728       45,062            --           --           45,790
                                          --------   ----------   -----------     --------      -----------
BALANCE AT DECEMBER 31, 1998............  $120,712   $3,227,576   $11,968,100     $  9,184      $15,325,572
                                          ========   ==========   ===========     ========      ===========

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                For the Six Months Ended
                                                                        June 30,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
                                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $    637,883    $    676,741
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, amortization and accretion...............       393,389         312,450
     (Gain) on sale of real estate acquired by
       foreclosure..........................................      (103,465)             --
     (Increase) in assets:
       Accrued interest receivable..........................       (48,671)        (32,026)
       Prepaid expenses and other assets....................       (71,198)        (38,427)
     (Decrease) increase in liabilities:
       Accrued interest payable.............................       (22,966)        (32,822)
       Other liabilities....................................        80,645         160,477
                                                              ------------    ------------
          Net cash provided by operating activities.........       865,617       1,046,393
                                                              ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities and principal paydowns of held to
     maturity investment securities.........................            --      22,795,795
  Purchases of held to maturity investment securities.......            --     (13,099,030)
  Proceeds from maturities and principal paydowns of
     available for sale investment securities...............    23,894,277       1,821,858
  Purchase of available for sale investment securities......   (20,119,505)     (6,476,198)
  Net decrease (increase) in loans..........................     2,854,793        (917,943)
  Purchases of bank premises and equipment..................       (71,843)        (60,527)
  Proceeds from sale of bank premises and equipment and ORE
     acquired by foreclosure................................       205,000              --
                                                              ------------    ------------
          Net cash provided by investing activities.........     6,762,722       4,063,955
                                                              ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) in deposits................................    (7,629,857)     (3,478,775)
  Proceeds from the issuance of common stock................            --          14,790
  Dividends paid to stockholders............................            --        (480,784)
                                                              ------------    ------------
          Net cash used by financing activities.............    (7,629,857)     (3,944,769)
                                                              ------------    ------------
Net (decrease) increase in cash and cash equivalents........        (1,518)      1,165,579
Cash and cash equivalents, beginning of period..............    20,737,989      15,126,546
                                                              ------------    ------------
Cash and cash equivalents, end of period....................  $ 20,736,471    $ 16,292,125
                                                              ============    ============

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                               Years Ended December 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income.............................................  $  1,444,815   $  1,182,831
     Adjustments to reconcile net income to net cash
          provided by operating activities:
          Depreciation, amortization, and accretion.........       704,877        306,036
          Gain on sale of other real estate owned...........            --         (3,951)
          Recovery of provision for loan losses.............      (100,000)       (80,000)
          (Increase) decrease in assets:
               Accrued interest receivable..................        82,597       (463,309)
               Prepaid expenses and other assets............       173,471        (10,697)
          Increase (decrease) in liabilities:
               Accrued interest payable.....................       (32,177)       255,149
               Other liabilities............................        22,464         13,059
                                                              ------------   ------------
               Net cash provided by operating activities....     2,296,047      1,199,118
                                                              ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investment securities......    49,658,745     33,359,946
     Purchases of investment securities.....................   (43,364,869)   (22,711,851)
     Net increase in loans..................................    (1,820,641)    (5,136,694)
     Additions to bank premises and equipment...............      (206,052)      (399,537)
     Net payment for acquisition of branches................            --     (2,285,574)
     Proceeds from the sale of other real estate owned......            --         79,162
                                                              ------------   ------------
               Net cash provided by investing activities....     4,267,183      2,905,452
                                                              ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net decrease in deposits...............................  $    (33,947)  $ (4,391,634)
     Dividends paid to stockholders.........................      (963,630)      (718,074)
     Proceeds from issuance of common stock.................        45,790         42,660
                                                              ------------   ------------
               Net cash used in financing activities........      (951,787)    (5,067,048)
                                                              ------------   ------------
               Net increase (decrease) in cash and cash
                    equivalents.............................     5,611,443       (962,478)
Cash and Cash Equivalents At Beginning of Year..............    15,126,546     16,089,024
                                                              ------------   ------------
Cash and Cash Equivalents At End of Year....................  $ 20,737,989   $ 15,126,546
                                                              ============   ============
SCHEDULES OF OTHER CASH FLOW INFORMATION
     Interest paid..........................................  $  4,140,248   $  3,823,686
                                                              ============   ============
     Federal income taxes paid..............................  $    621,502   $    477,534
                                                              ============   ============
     Branch building transferred to other real estate
          owned.............................................  $     84,761   $         --
                                                              ============   ============

   Notes to consolidated financial statements form an integral part of these statements.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of South Texas Bancshares, Inc. (the Holding Company) and its wholly-owned subsidiary, CNB Delaware Company (the Delaware Company) conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a summary of the Delaware Company's wholly-owned subsidiary, Commercial National Bank of Beeville's (the Bank's) more significant accounting and reporting policies:

     PRINCIPALS OF CONSOLIDATION -- The consolidated financial statements include the accounts of South Texas Bancshares, Inc. (the Holding Company) and the accounts of its wholly-owned subsidiary, CNB Delaware Company (the Delaware Company) and the accounts of the Delaware Company's wholly-owned subsidiary, Commercial National Bank of Beeville (the Bank). All significant intercompany accounts and transactions have been eliminated in consolidation.

     OTHER COMPREHENSIVE INCOME -- Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which was issued in June 1997. Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components, but has no effect on the Company's net income or total stockholders' equity. Statement No. 130 requires unrealized gains and losses on the Company's available for sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income. Prior year consolidated financial statements have been reclassified to conform to the requirements of Statement No. 130.

     EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED (GOODWILL) -- The excess of the cash consideration paid over the fair value of the tangible net assets or deposits acquired in purchase transactions is recorded as goodwill and is being amortized into other noninterest expense over a period from 25 to 40 years.

     INVESTMENTS IN SECURITIES -- Pursuant to SFAS No. 115, the Bank's investments in securities are classified in three categories and accounted for as follows:

     - Trading Securities. Government bonds held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. During the years ended December 31, 1998 and 1997, the Bank had no securities classified as trading securities.

     - Securities to be Held to Maturity. Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method over the period to maturity.

     - Securities Available for Sale. Securities available for sale consist of bonds, notes, and debentures not classified as trading securities nor as securities to be held to maturity.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

     Unrealized holding gains and losses on securities available for sale are reported as a net amount in a separate component of other comprehensive income.

     Gains and losses on the sale of securities available for sale are determined using the specific-identification method and are included in earnings.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     The transfer of a security between categories of investments is accounted for at fair value. For a debt security transferred into the available-for-sale category from the held-to-maturity category, the unrealized holding gain or loss at the date of the transfer is recognized in a separate component of other comprehensive income.

     LOANS -- Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

     Loan origination fees are recognized as income and loan origination costs are expensed as incurred, as management has determined that capitalization of these items would be immaterial to the consolidated financial statements.

     Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     BANK PREMISES AND EQUIPMENT -- Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 3 to 40 years.

     PENSION COSTS -- Pension costs are charged to salaries and employee benefits expense and are funded as accrued.

     OTHER REAL ESTATE OWNED -- Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other income and expenses.

     INCOME TAXES -- The Company files a consolidated federal income tax return. Federal income taxes are recorded by the subsidiary on a separate-company basis.

     Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provisions for income taxes.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     CASH AND CASH EQUIVALENTS -- For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheet captions "cash and due from banks" and "federal funds sold."

     EARNINGS PER SHARE OF COMMON STOCK -- Earnings per share of common stock is computed by dividing earnings by the weighted average number of shares of common stock outstanding during the period.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS -- In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

     The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

     CARRYING AMOUNTS APPROXIMATE FAIR VALUES for the following instruments:

Cash and due from banks
Federal funds sold
Securities available for sale
Variable rate loans and fixed rate loans that reprice
  frequently
Accrued interest receivable
Demand deposits
Savings and NOW deposits
Certificates of deposit that reprice frequently
Accrued interest payable

     QUOTED MARKET PRICES, where available, or if not available, based on quoted market prices of comparable instruments for securities to be held to maturity.

     DISCOUNTED CASH FLOWS using interest rates currently being offered on instruments with similar terms and with similar credit quality:

Fixed rate loans with terms exceeding one year
Fixed rate certificates of deposit with terms exceeding one year

     QUOTED FEES CURRENTLY BEING CHARGED for similar instruments:

Off-balance sheet instruments:
     Letters of credit
     Lending commitments

     INTERIM FINANCIAL DATA -- The interim financial data and related notes for the six month periods ended June 30, 1998 and 1999 included herein are unaudited; however, in the opinion of management such interim financial data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

representation of the results of the interim periods. The operating results for interim periods may not be indicative of the results expected for the full year.

2. INVESTMENT SECURITIES

     Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of investment securities and their approximate fair values at December 31 were as follows:

                                                         December 31, 1998
                                        ---------------------------------------------------
                                                        Gross        Gross      Approximate
                                         Amortized    Unrealized   Unrealized      Fair
                                           Cost         Gains        Losses        Value
                                        -----------   ----------   ----------   -----------
SECURITIES AVAILABLE FOR SALE
U.S. Treasury securities..............  $   500,342    $  2,940     $    --     $   503,282
U.S. Government agency securities.....   15,500,307      61,505      10,360      15,551,452
Mortgage-backed securities............    6,495,393      20,539      60,708       6,455,224
                                        -----------    --------     -------     -----------
                                        $22,496,042    $ 84,984     $71,068     $22,509,958
                                        ===========    ========     =======     ===========
SECURITIES TO BE HELD TO MATURITY
U.S. Treasury securities..............  $14,978,158    $233,095     $    --     $15,211,253
U.S. Government agency securities.....   18,739,871      88,362       5,532      18,822,701
Mortgage-backed securities............   17,093,632     108,994       1,737      17,200,889
State and municipal securities........    3,581,032     152,481          --       3,733,513
Federal Reserve Bank stock............      124,350          --          --         124,350
                                        -----------    --------     -------     -----------
                                        $54,517,043    $582,932     $ 7,269     $55,092,706
                                        ===========    ========     =======     ===========

                                                         December 31, 1997
                                        ---------------------------------------------------
                                                        Gross        Gross      Approximate
                                         Amortized    Unrealized   Unrealized      Fair
                                           Cost         Gains        Losses        Value
                                        -----------   ----------   ----------   -----------
SECURITIES AVAILABLE FOR SALE
U.S. Treasury securities..............  $ 1,995,416    $  8,438     $    --     $ 2,003,854
U.S. Government agency securities.....    3,981,546          --       1,972       3,979,574
Mortgage-backed securities............    3,919,778       9,222      67,342       3,861,658
                                        -----------    --------     -------     -----------
                                        $ 9,896,740    $ 17,660     $69,314     $ 9,845,086
                                        ===========    ========     =======     ===========
SECURITIES TO BE HELD TO MATURITY
U.S. Treasury securities..............  $22,984,222    $221,143     $   292     $23,205,073
U.S. Government agency securities.....   33,715,374     149,159      25,657      33,838,876
Mortgage-backed securities............   12,908,657      74,075      29,095      12,953,637
State and municipal securities........    3,674,606     107,513         206       3,781,913
Federal Reserve Bank stock............      124,350          --          --         124,350
                                        -----------    --------     -------     -----------
                                        $73,407,209    $551,890     $55,250     $73,903,849
                                        ===========    ========     =======     ===========

     Investment securities carried at approximately $22,300,000 and $20,100,000 at December 31, 1998 and 1997, respectively, were pledged to secure public fund deposits and for other purposes as required by law.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The scheduled maturities of securities to be held to maturity and securities available for sale at December 31, 1998 were as follows:

                                           Securities to be               Securities
                                           Held to Maturity           Available for Sale
                                       -------------------------   -------------------------
                                        Amortized       Fair        Amortized       Fair
                                          Cost          Value         Cost          Value
                                       -----------   -----------   -----------   -----------
Due in one year or less..............  $13,018,730   $13,086,626   $ 2,497,079   $ 2,513,482
Due from one year to five years......   21,227,563    21,513,976    13,503,570    13,541,252
Due from five to ten years...........    2,690,408     2,782,423            --            --
Due in more than ten years...........      362,360       384,442            --            --
                                       -----------   -----------   -----------   -----------
                                        37,299,061    37,767,467    16,000,649    16,054,734
Mortgage-backed securities...........   17,093,632    17,200,889     6,495,393     6,455,224
Federal Reserve Bank stock...........      124,350       124,350            --            --
                                       -----------   -----------   -----------   -----------
                                       $54,517,043   $55,092,706   $22,496,042   $22,509,958
                                       ===========   ===========   ===========   ===========

     There were no sales of securities during December 31, 1998 or 1997.

     On January 1, 1999, the Company adopted the provisions of FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities. The adoption of this accounting standard did not have an effect on the capital or earnings of the Company. In connection with the adoption, the Company reclassified $54,369,000 of investment securities with an unrealized gain net of tax of $380,000 from the held to maturity account to the available for sale account. This reclassification was made in accordance with the provisions of the accounting standard allowing this transfer and does not call into question the Company's intent or ability to hold future debt investment securities to their maturity.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES

     The components of loans in the consolidated balance sheets were as follows:

                                                                   December 31,
                                                             -------------------------
                                                                1998          1997
                                                             -----------   -----------
Commercial.................................................  $13,800,752   $ 9,863,156
Real estate:
     Residential...........................................    6,093,334     5,821,415
     Nonresidential........................................   11,409,187    13,143,371
Agricultural...............................................    2,329,467     2,524,002
Installment................................................    4,206,873     4,473,007
Other......................................................      146,822       190,026
                                                             -----------   -----------
                                                              37,986,435    36,014,977
Allowance for loan losses..................................      588,499       537,682
                                                             -----------   -----------
                                                             $37,397,936   $35,477,295
                                                             ===========   ===========

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in the allowance for loan losses were as follows:

                                                                  Years Ended
                                                                  December 31,
                                                              --------------------
                                                                1998        1997
                                                              ---------   --------
Balance at beginning of year................................  $ 537,682   $523,951
Recovery of provision for loan losses.......................   (100,000)   (80,000)
Loans charged off...........................................    (41,804)   (31,182)
Recoveries of loans charged off.............................    192,621    124,913
                                                              ---------   --------
Balance at end of year......................................  $ 588,499   $537,682
                                                              =========   ========

     Impairment of loans having an aggregate recorded investment of $74,816 at December 31, 1998 and $150,845 at December 31, 1997 has been recognized in conformity with the FASB Statement No. 114, as amended by FASB Statement No.
118. The average recorded investment in impaired loans during 1998 and 1997 was $112,831 and $125,465, respectively. The total allowance for loan losses related to those loans was $19,000 and $25,000 at December 31, 1998 and 1997. There was $1,829 in interest recognized for cash payments on impaired loans during the year ended December 31, 1998 ($1,952 in 1997).

     The Bank is not committed to lend additional funds to borrowers whose loans have been classified as impaired.

4. BANK PREMISES AND EQUIPMENT

     Components of bank premises and equipment included in the consolidated balance sheets were as follows:

                                                                    December 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Land........................................................  $  558,376    $  558,376
Buildings...................................................   3,226,368     3,330,027
Equipment and furniture.....................................   2,820,350     2,810,430
                                                              ----------    ----------
                                                               6,605,094     6,698,833
Less accumulated depreciation...............................   3,556,072     3,213,861
                                                              ----------    ----------
                                                              $3,049,022    $3,484,972
                                                              ==========    ==========

5. DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit (CDs), each with a minimum denomination of $100,000, was approximately $11,850,000 at December 31, 1998 ($11,118,000 at December 31, 1997).

     At December 31, 1998, the scheduled maturities of CDs are as follows:

Year ending December 31,
  1999......................................................   $40,567,173
  2000......................................................    11,220,921
  2001......................................................     2,621,135
  2002......................................................       269,813
                                                               -----------
                                                               $54,679,042
                                                               ===========

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. FEDERAL INCOME TAX

     The provision for federal income tax consisted of the following:

                                                              Years Ended December 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Currently paid or payable...................................   $638,387      $489,095
Deferred....................................................     65,987       107,343
                                                               --------      --------
                                                               $704,374      $596,438
                                                               ========      ========

     The provision for federal income tax is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis:

                                                              Years Ended December 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Tax based on statutory rate.................................   $730,724      $604,951
Effect of tax-exempt income.................................    (58,915)      (34,470)
Interest and other nondeductible expenses...................      8,327         6,786
Other -- net................................................     24,238        19,171
                                                               --------      --------
                                                               $704,374      $596,438
                                                               ========      ========

     The components of the deferred income tax liability included in other liabilities were as follows:

                                                                   December 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Deferred tax assets related to:
     Nonaccrual loan interest...............................  $  14,987    $  14,401
     Net unrealized depreciation on securities available for
          sale..............................................         --       17,563
                                                              ---------    ---------
Total deferred tax assets...................................     14,987       31,964
                                                              ---------    ---------
Deferred tax liabilities related to:
     Goodwill...............................................    (41,841)     (18,782)
     Depreciation...........................................   (277,949)    (249,418)
     Allowance for loan losses..............................   (199,929)    (192,003)
     Net unrealized appreciation on securities available for
          sale..............................................     (4,731)          --
     Other..................................................    (45,874)     (38,817)
                                                              ---------    ---------
Total deferred tax liabilities..............................   (570,324)    (499,020)
                                                              ---------    ---------
Net deferred tax liability..................................  $(555,337)   $(467,056)
                                                              =========    =========

7. COMMITMENTS AND CONTINGENT LIABILITIES

     The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are described in note
16 -- Financial Instruments.

     The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan covering substantially all full-time employees who have been employed at least one year. The annual contribution to the 401(k) plan is discretionary and is determined by the Board of Directors. The Board of Directors approved contributions to the 401(k) plan of $95,000 in 1998 and $97,000 in 1997.

9. BRANCH ACQUISITIONS

     On March 14, 1997, the Company entered into a contract with Pacific Southwest Bank to purchase branches in Beeville and Goliad. The premium paid for the purchase was 5% of the average branch deposit base (the average of the respective branch deposits as measured on the initial contract date and the closing date). The total premium of approximately $2,541,000 has been recorded as goodwill and is included in the consolidated financial statements with excess of cost over fair value of net assets acquired. Branch deposits approximated $47 million on the closing date.

10. RELATED PARTY TRANSACTIONS

     The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1998 was $1,938,685. During 1998, new loans to such related parties amounted to $1,095,293 and repayments amounted to $1,982,433.

11. CONCENTRATIONS OF CREDIT

     Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in Bee, Goliad, and San Patricio Counties and surrounding areas. Substantially all of these customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area and throughout Texas. The concentrations of credit by type of loan are set forth in note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

12. STOCK OPTION PLANS

     The Company has adopted stock option plans allowing for the purchase of common stock of the Holding Company by eligible executive officers at set prices. At the time options are granted, the exercise price is set to be an amount equal to the fair market value of the stock. Executive officers then have a fixed period to exercise granted options extending over the next 10 years. The following table summarizes the activity in the stock option plans:

                                                                 Years Ended
                                                                 December 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                              (Number of Shares)
Options outstanding at beginning of year....................  12,230     12,250
Options granted.............................................   2,450      1,950
Options exercised...........................................  (1,455)    (1,470)
Options cancelled or forfeited..............................      --       (500)
                                                              ------     ------
Options outstanding at end of year..........................  13,225     12,230
                                                              ======     ======

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1998, outstanding options to purchase 13,225 shares of stock of the Holding Company were exercisable at prices ranging from $28 to $35 per share. At December 31, 1998, a total of 7,800 additional shares of stock have been reserved for future grants.

     Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." However, the Company will continue to account for stock-based compensation using APB Opinion No. 25 for both stock option plans and, accordingly, no compensation cost will be recognized for stock options in the consolidated financial statements. If compensation cost would have been recorded based on the fair value method at the date of grant for stock options under SFAS No. 123, management believes the effect on the Company's net income and net income per share would not have been material.

13. TRUST ASSETS

     Trust assets and other properties, except cash deposits, held by the Bank in agency or other fiduciary capacities for its customers are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements. The unaudited market value of trust assets was approximately $56,787,000 and $42,611,000 at December 31, 1998 and 1997,
respectively.

14. DIVIDEND RESTRICTIONS

     The Bank, as a National Bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1998, that the Bank could declare without the approval of the Comptroller of the Currency, amounted to approximately $373,000.

15. REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                        Capitalized Under
                                                                          For Capital                   Prompt Corrective
                                              Actual                   Adequacy Purposes                Action Provisions
                                        -------------------         ------------------------         ------------------------
                                          Amount      Ratio           Amount           Ratio           Amount           Ratio
                                        -----------   -----         ----------         -----         ----------         -----
AS OF DECEMBER 31, 1998:
    Total Capital (to Risk-Weighted
         Assets)......................  $12,095,742   21.3%     M   $4,535,152     M    8.0%     M   $5,668,940     M   10.0%
    Tier I Capital (to Risk-Weighted
         Assets)......................  $11,507,243   20.3%     M   $2,267,576     M    4.0%     M   $3,401,364     M    6.0%
    Tier I Capital (to Average
         Assets)......................  $11,507,243    8.2%     M   $5,609,566     M    4.0%     M   $7,011,957     M    5.0%
AS OF DECEMBER 31, 1997:
    Total Capital (to Risk-Weighted
         Assets)......................  $13,340,890   24.7%     M   $4,325,840     M    8.0%     M   $5,407,300     M   10.0%
    Tier I Capital (to Risk-Weighted
         Assets)......................  $10,885,610   20.1%     M   $2,162,920     M    4.0%     M   $3,244,380     M    6.0%
    Tier I Capital (to Average
         Assets)......................  $10,885,610    8.2%     M   $5,345,209     M    4.0%     M   $6,681,512     M    5.0%

"M" represents "greater than or equal to".

16. FINANCIAL INSTRUMENTS

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

                  SOUTH TEXAS BANCSHARES, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated fair values of the Bank's financial instruments were as follows:

                                              December 31, 1998           December 31, 1997
                                          -------------------------   -------------------------
                                           Carrying        Fair        Carrying        Fair
                                            Amount         Value        Amount         Value
                                          -----------   -----------   -----------   -----------
Financial Assets
     Cash and due from banks............  $ 8,637,989   $ 8,637,989   $ 7,076,546   $ 7,076,546
     Federal funds sold.................   12,100,000    12,100,000     8,050,000     8,050,000
     Securities available for sale......   22,509,958    22,509,958     9,845,086     9,845,086
     Securities to be held to
          maturity......................   54,517,043    55,092,706    73,407,209    73,903,849
     Loans -- net.......................   37,397,936    37,254,687    35,477,295    35,391,011
     Accrued interest receivable........    1,273,301     1,273,301     1,355,898     1,355,898
Financial Liabilities
     Demand deposits....................   23,816,596    23,816,596    20,025,359    20,025,359
     Savings and NOW deposits...........   48,138,492    48,138,492    50,943,290    50,943,290
     Other time deposits................   54,679,042    54,853,333    55,699,428    55,769,131
     Accrued interest payable...........      525,206       525,206       557,383       557,383

     The fair value of off-balance sheet financial instruments is not significant.

     A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 1998 is as follows:

                                                                Notional
                                                                 Amount
                                                               ----------
Commitments to extend credit................................   $7,791,549
Standby letters of credit...................................       31,000

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--------------------------------------------------------------------------------

                      1,200,000 TRUST PREFERRED SECURITIES

                           PROSPERITY CAPITAL TRUST I

                  9.60% CUMULATIVE TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $10 PER TRUST PREFERRED SECURITY)
              FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED BY

                       [PROSPERITY BANCSHARES, INC. LOGO]

                             ---------------------

                         HOWE BARNES INVESTMENTS, INC.

                             ---------------------

                               November 12, 1999
                             ---------------------

     UNTIL DECEMBER 7, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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